UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of August 2024

Commission File Number 1-34694

VEON Ltd.
(formerly VimpelCom Ltd.)
(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒        Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T
Rule 101(b)(7):  ☐.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VEON LTD.
(Registrant)
Date: August 30, 2024

By:	/s/ A. Omiyinka Doris
Name:	A.Omiyinka Doris
Title:	Group General Counsel

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis is based on, and should be read in conjunction with, our unaudited interim condensed consolidated financial statements as of and for the six-month period ended June 30, 2024 and 2023, and the related notes, attached hereto.
References to “VEON” as well as references to “our company,” “the company,” “our group,” “the group,” “we,” “us,” “our” and similar pronouns, are references to VEON Ltd. an exempted company limited by shares registered in Bermuda, and its consolidated subsidiaries. References to VEON Ltd. are to VEON Ltd. alone. The unaudited interim condensed consolidated financial statements as of June 30, 2024 and for the six-month period ended June 30, 2024 and 2023 attached hereto have been prepared in accordance with International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and are presented in U.S. dollars. VEON Ltd. adopted IFRS as of January 1, 2009.
The discussion of our business and the telecommunications industry included herein contains references to certain terms specific to our business, including numerous technical and industry terms. Such terms are defined in Exhibit 99.1 to our Annual Report on Form 20-F for the year ended December 31, 2022 (our “2022 Annual Report”) and once available, our Annual Report on Form 20-F for the year ended December 31, 2023 (which is expected to be published in the last quarter of 2024 due to the delay the Group experienced in appointing an auditor for 2023) (the "2023 Annual Report" or "2023 20-F"). For a comprehensive discussion of our critical accounting estimates and assumptions, please refer to Note 25 to our audited consolidated financial statements included in our 2022 Annual Report and once available, our 2023 Annual Report .
Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including in tables, may not be exact arithmetic aggregations of the figures that precede or follow them.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This document contains estimates and forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible” and similar words are intended to identify estimates and forward-looking statements. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors, in addition to the factors described in this document, may adversely affect our results as indicated in forward-looking statements. You should read this document completely and with the understanding that our actual future results may be materially different and worse from what we expect.
Under no circumstances should the inclusion of such forward-looking statements in this document be regarded as a representation or warranty by us or any other person with respect to the achievement of results set out in such statements or that the underlying assumptions used will in fact be the case. Therefore, you are cautioned not to place undue reliance on these forward-looking statements.

Our estimates and forward-looking statements may be influenced by various factors, including without limitation:

•the ongoing war between Russia and Ukraine, including: the adverse impact on the economic conditions and outlook of Ukraine; the effect of sanctions on our supply chain, ability to transact with key counterparties, and obtain financing; the resulting volatility in the Ukrainian hryvnia and other local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer from as a result of the war; and its impact on our liquidity, financial condition, our strategic partnerships and relationships with third parties and our ability to operate as a going concern, among numerous other consequences;

•developments in the international economic conditions (including inflationary pressures and rising interest rates) and the geopolitical environment;

•our ability to generate sufficient cash flow and raise additional capital to meet our debt service obligations, our expectations regarding working capital, and the servicing and repayment of our indebtedness and our ability to satisfy our projected capital requirements;

•our ability to develop new revenue streams and achieve portfolio and asset optimizations, improve customer experience and optimize our capital structure;
•our goals regarding value, experience and service for our customers, as well as our ability to retain and attract customers and to maintain and expand our market share positions;
•our ability to keep pace with technological changes to implement and execute our strategic priorities successfully and to achieve the expected benefits from, our existing and future transactions;
•adverse global developments, including wars, terrorist attacks, natural disasters, and pandemics;

•environmental factors, including climate-related disasters such as floods, or the implementation of climate-related laws and regulations that could impact our business and its operations and expenses;

•our plans regarding our dividend payments and policies, as well as our ability to receive dividends, distributions, loans, transfers or other payments or guarantees from our subsidiaries;
•potential cyber-attacks or other cybersecurity threats, which may compromise confidential information or render our services inaccessible;
•our plans to develop, provide and expand our products and services, including operational and network development, optimization and investment, such as expectations regarding the expansion or roll-out and benefits of 4G and 5G networks, broadband services and integrated products and services, such as fixed-mobile convergence, and digital services in the areas of, for example, financial services, entertainment, digital advertising and healthcare;
•our expectations as to pricing for our products and services in the future, improving our ARPU and our future costs and operating results;
•our ability to meet license requirements, to obtain, maintain, renew or extend licenses, frequency allocations and frequency channels and to obtain related regulatory approvals;
•adverse legislative, regulatory and judicial developments which frustrate our profitability and ability to operate in our geographies;
•our plans regarding marketing and distribution of our products and services, including customer loyalty programs;
•our expectations regarding our competitive strengths, customer demands, market trends and future developments in the industry and markets in which we operate;
•our ability to retain key personnel; and
•other risks discussed in this report and in the risk factors annex attached to this report (the "Annex").

As it has been over one year since the filing of our risk factors in our 2022 20F-Report, we have included our current risk factors as annex to this document to allow investors to more readily understand the risks facing VEON at this time.

These statements are our management’s best assessment of our strategic and financial position and of future market conditions, trends and other potential developments. While they are based on sources believed to be reliable and on our management’s current knowledge and best belief, they are merely estimates or predictions and cannot be relied upon. We cannot assure you that future results will be achieved. The risks and uncertainties that may cause our actual results to differ materially from the results indicated, expressed or implied in the forward-looking statements used in this document include, without limitation:
•risks relating to the ongoing conflict between Russia and Ukraine, such as its adverse impact on the economic conditions and outlook of Ukraine; physical damage to property, infrastructure and assets; the effect of sanctions and export controls on our supply chain, the ability to transact with key counterparties or to effect cash payments through affected clearing systems to bondholders, obtain financing, upstream interest payments and dividends; and the ability to operate our business; the resulting volatility in the and Ukrainian hryvnia and our other local currencies; our ability to operate and maintain our infrastructure; reputational harm we may suffer as a result of the war, sanctions (including any reputational harm from certain of the beneficial owners of our largest shareholder, L1T VIP Holdings S.à r.l. (“LetterOne”)), being subject to sanctions that could lead to the risk of Kyivstar's nationalization; and its impact on our liquidity, financial condition and our ability to operate as a going concern;

•risks relating to foreign currency exchange loss and other fluctuation and translation-related risks;

•risks relating to changes in political, economic and social conditions in each of the countries in which we operate and where laws are applicable to us, such as any harm, reputational or otherwise, that may arise due to changing social norms, our business involvement in a particular jurisdiction or an otherwise unforeseen development in science or technology;

•risks related to solvency and other cash flow issues, including our ability to raise the necessary additional capital and raise additional indebtedness, our ability to comply with the covenants in our financing agreements, the ability of our subsidiaries to make dividend payments, our ability to upstream cash from our subsidiaries, our ability to develop additional sources of revenue and unforeseen disruptions in our revenue streams;

•risks due to the fact that we are a holding company with a number of operating subsidiaries, including our dependence on our operating subsidiaries for cash dividends, distributions, loans and other transfers received from our subsidiaries in order to make dividend payments, make transfers to VEON Ltd., as well as certain intercompany payments and transfers;

•risks associated with cyber-attacks or systems and network disruptions, data protection, data breaches, or the perception of such attacks or failures in each of the countries in which we operate, including the costs associated with such events and the reputational harm that could arise therefrom;

•risks related to the impact of export controls, international trade regulation, customs and technology regulation, on the macroeconomic environment, our operations, our ability, and the ability of key third-party suppliers to procure goods, software or technology necessary to provide services to our customers, particularly services related to the production and delivery of supplies, support services, software, and equipment sourced from these suppliers;
•in each of the countries in which we operate and where laws are applicable to us, risks relating to legislation, regulation, taxation and currency, including costs of compliance, currency and exchange controls, currency fluctuations, and abrupt changes to laws, regulations, decrees and decisions governing the telecommunications industry and taxation, laws on foreign investment, anti-corruption and anti-terror laws, economic sanctions, data privacy, anti-money laundering, antitrust, national security and lawful interception and their official interpretation by governmental and other regulatory bodies and courts;
•risks that the adjudications, administrative or judicial decisions in respect of legal challenges, license and regulatory disputes, tax disputes or appeals may not result in a final resolution in our favor or that we are unsuccessful in our defense of material litigation claims or are unable to settle such claims;
•risks relating to our company and its operations in each of the countries in which we operate and where laws are applicable to us, including regulatory uncertainty regarding our licenses, regulatory uncertainty regarding our product and service offerings and approvals or consents required from governmental authorities in relation thereto, frequency allocations and numbering capacity, constraints on our spectrum capacity, access to additional bands of spectrum required to meet demand for existing products and service offerings or additional spectrum required from new products and services and new technologies, intellectual property rights protection, labor issues, interconnection agreements, equipment failures and competitive product and pricing pressures;
•risks related to developments from competition, unforeseen or otherwise, in each of the countries in which we operate and where laws are applicable to us, including our ability to keep pace with technological changes and evolving industry standards;
•risks related to the activities of our strategic shareholders, lenders, employees, joint venture partners, representatives, agents, suppliers, customers and other third parties;
•risks related to the material weakness relate to the accounting treatment and financial statement presentation for disposals of businesses in our internal control over financial reporting that was found to exist as of December 31, 2022; if we fail to implement and maintain effective internal control over financial reporting, we may be unable to accurately report our results of operations, meet our reporting obligations or prevent fraud;

•risks related to the ownership of our American Depositary Shares, including those associated with VEON Ltd.’s status as a Bermuda company and a foreign private issuer; and
•other risks and uncertainties, including those set forth in this report and its Annex.
These factors and the other risk factors described in the risk factors annex attached to this report (the "Annex") are not necessarily all of the factors that could cause actual results to differ materially from those expressed in any of our forward-looking statements. Other unknown or unpredictable factors also could harm our future results. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The forward-looking statements included in this document are made only as of the date of the filing of this document. We cannot assure you that any projected results or events will be achieved. Except to the extent required by law, we disclaim any obligation to update or revise any of these forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should refer to our periodic and current reports filed or furnished, as applicable, with the SEC for specific risks which could cause actual results to be significantly different from those expressed or implied by these forward-looking statements.

OVERVIEW
VEON is a leading global provider of connectivity and internet services. Present in some of the world’s most dynamic markets, VEON currently provides more than 160 million customers with voice, fixed broadband, data and digital services. VEON, currently offers services in the following countries: Pakistan, Ukraine, Kazakhstan, Bangladesh, Uzbekistan, and Kyrgyzstan. We provide services, amongst others, under the “Kyivstar,” “Banglalink,” and “Jazz” brands.

VEON generates revenue from the provision of voice, data and other telecommunication services through a range of wireless, fixed and broadband internet services, as well as selling equipment, infrastructure and accessories.

BASIS OF PRESENTATION OF FINANCIAL RESULTS
Our unaudited interim condensed consolidated financial statements attached hereto have been prepared in accordance with IAS 34 Interim Financial Reporting. The interim condensed consolidated financial statements attached hereto do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2022, and once available, the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2023 (which are expected to be published in the last quarter of 2024 due to the delay the Group experienced in appointing an independent external auditor for 2023).

REPORTABLE SEGMENTS
We present our reportable segments based on economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
As of June 30, 2024, our reportable segments in accordance with IFRS 8, Operating Segments, consist of the following segments: Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh.
We also present our results of operations for “Others” and “HQ” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan and “HQ” represents transactions related to management activities within the Group in Amsterdam, Dubai and Luxembourg and costs relating to centrally managed operations, and reconciles the results of our reportable segments and our total revenue and Adjusted EBITDA.
For more information on our reportable segments, refer to Note 2—Segment Information in interim condensed consolidated financial statements attached hereto for further details.

KEY DEVELOPMENTS DURING THE FIRST HALF OF 2024
Cash consideration received for sale of Bangladesh tower portfolio in 2023
On November 15, 2023, VEON announced that its wholly owned subsidiary, Banglalink, entered into an Asset Sale and Purchase Agreement (“APA”) and Master Tower Agreement (“MTA”), to sell a portion of its tower portfolio (2,012 towers, nearly one-third of Banglalink's infrastructure portfolio) in Bangladesh to the buyer, Summit Towers Limited (“Summit”), for BDT 11 billion (US$97 million). The closing of the transaction was subject to regulatory approval which was received on December 21, 2023. Subsequently, the deal closed on December 31, 2023. Under the terms of the deal, Banglalink entered into a long-term lease agreement with Summit under which Banglalink will lease space upon the sold towers for a period of twelve years, with up to seven optional renewal periods of 10 years each. The lease agreement became effective upon the closing of the sale.
As a result of the closing of the sale on December 31, 2023, control of the towers was transferred to Summit and Banglalink recognized the purchase consideration of BDT 11 billion (US$97 million) net of cost of disposals containing legal, regulatory and investment bankers costs amounting BDT 855 million (US$8 million). The consideration was receivable as of December 31, 2023. Accordingly, in 2023, as a result of applying sale and leaseback accounting principles to the lease agreement under the terms of the deal, Banglalink recognized a gain on sale of assets of US$34 million, total right-of-use assets of BDT 1 billion (US$5 million) representing the proportional fair value of assets (towers) retained with respect to the book value of assets (towers) sold amounting to BDT 950 million (US$9 million) and lease liabilities of BDT 10 billion (US$91 million) based on a twelve years lease term, which are at market rates.
On January 31, 2024, Banglalink obtained the cash consideration for the sale from Summit.
Banglalink Digital Communications Ltd. ("BDCL") syndicated credit facility
BDCL utilized the remaining BDT 3 billion (US$27 million) under the existing syndicated credit facility of BDT 8 billion (US$73 million) during January 2024 and February 2024.
VEON Holdings B.V. Repayment of Revolving Credit Facility ("RCF")
For the US$1,055 million RCF, US$250 million of commitments maturing in March 2024 and were repaid during February 2024, and in March 2024, the remaining amounts outstanding and commitments of US$805 million, originally due in March 2025, were repaid and the RCF was cancelled.
Announcement of issuance of new shares
On March 1, 2024, VEON announced the issuance of 92,459,532 ordinary shares, after approval from the Board, to fund its existing and future equity incentive-based compensation plans ("Incentive Plans"). As a result of the issuance, VEON now has 1,849,190,667 issued and outstanding ordinary shares. The issuance of the ordinary shares represents approximately 4.99% of VEON's authorized ordinary shares. The shares are expected to be allocated to the Company's Incentive Plans, which are designed to align the interests of VEON's senior managers and employees with those of its shareholders and to support the company's long-term growth and performance. The shares were initially issued to VEON Holdings B.V., a wholly owned subsidiary of the Company (and in accordance with Bermuda law are considered fully issued and outstanding shares), and then subsequently allocated to satisfy awards under the Company's Incentive Plans as and when needed, as well as to meet certain employee, consultant and other compensation requirements. The ordinary shares were issued at a price of USD 0.001 per share, which is equal to the nominal value of VEON's ordinary shares (refer to Note 10 for further details).
Appointment of PricewaterhouseCoopers N.V. ("PwC Netherlands") as 2023 auditor
On March 14, 2024, VEON announced that it appointed PricewaterhouseCoopers Accountants N.V. for the audit of the Group’s consolidated financial statements for the year ended December 31, 2023 in accordance with International Standards on Auditing (the “ISA Audit”). The delay in appointment resulting from the difficulties that the Company has faced in identifying a suitable auditor due to the material changes in the Group’s portfolio of assets has resulted in a delay in filing its annual report on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) and filing its annual report with the Dutch Authority for the Financial Markets (“AFM”).
As a result of the consents obtained from the holders of the VEON Holdings Notes (refer to VEON Holdings B.V consent solicitations to noteholders section for further details), VEON expects to deliver the audited consolidated financial statements for the year ended December 31, 2023, of its subsidiary, VEON Holdings B.V. ("VEON Holdings"), to the holders of the outstanding notes of VEON Holdings (the “VEON Holdings Notes”), in Q4 2024.
VEON announces sale of stake in Beeline Kyrgyzstan
On March 26, 2024, VEON announced that it signed a share purchase agreement ("SPA") for the sale of its 50.1% indirect stake in Beeline Kyrgyzstan to CG Cell Technologies, which is wholly owned by CG Corp Global for a cash consideration of US$32 million. Completion of the sale of VEON’s stake in Beeline Kyrgyzstan, which is held by VIP Kyrgyzstan Holding AG (an indirect subsidiary of the Company), is subject to customary regulatory approvals and preemption right of the Government of Kyrgyzstan in relation to acquisition of the stake. VEON is currently liaising with public authorities in Kyrgyzstan regarding the regulatory approvals and the Government’s preemption right.

As a result of this anticipated transaction and assessment that control of the Kyrgyzstan operations will be transferred, as from the date of the SPA signing, the Company classified its Kyrgyzstan operations as held for sale. Following the classification as held for sale, the Company no longer accounts for depreciation and amortization for Kyrgyzstan operations.
Issuance of PKR bond by Pakistan Mobile Communication Limited ("PMCL")
In April 2024, PMCL issued short term PKR bond of PKR 15 billion (US$52 million) with a maturity of six months. Coupon rate is 3 months Karachi Interbank Offered Rate (KIBOR) plus 25 bps per annum.
Pakistan Mobile Communication Limited syndicated credit facility
In May 2024, PMCL secured a syndicated credit facility of up to PKR 75 billion (US$270 million) including green shoe option of PKR 15 billion with a tenure of ten years. PMCL withdrew currently committed amount of PKR 43 billion (US$154 million) from this facility through drawdowns in May and June 2024 with a further PKR 22 billion (US$ 78 million) drawn in July 2024.
Pakistan Mobile Communication Limited Bilateral credit facilities
In May 2024, PMCL utilized PKR 15 billion (US$54 million) from three other bilateral ten years credit facilities of PKR 5 billion (US$18 million) each.
VEON increases management's and directors' ownership
On April 12, 2024, VEON announced an increase in management’s and directors' ownership in VEON shares through awards under its existing equity-based compensation plans. VEON is utilizing certain of the 92,459,532 common shares issued to VEON Holdings B.V. as disclosed in Note 1, announced on March 1, 2024, to satisfy the awards made. VEON’s Group Executive Committee ("GEC") received a total of 2,853,375 VEON common shares (equal to 114,135 VEON ADSs) within the scope of the VEON’s Deferred Share plans, and a total of 1,839,895 VEON common shares (equal to 73,596 ADSs) within the scope of the VEON’s Short Term Incentive Plan. The members of the VEON Board of Directors received a total of 1,648,225 VEON common shares (equal to 65,929 ADSs) within the scope of their compensation.
Share-based awards to VEON’s Group Executive Committee ("GEC") and Board of Directors
In January 2024, Mr. Kaan Terzioglu was granted 3,201,250 common shares (equal to 128,050 ADSs) under the Company's 2021 Long-Term Incentive Plan ("LTIP"). In July 2024, these shares vested after meeting the required performance objectives whereby a portion was settled in cash and the remaining shares are expected to be transferred in 2025. In April 2024, Mr. Terzioglu vested 1,431,220 equity-settled common shares (equal to 57,249 ADSs) under the 2021 Deferred Share Plan ("2021 DSP") for Short-Term Incentive ("STI") 2023, which were transferred in June 2024. In June 2024, Mr. Terzioglu also received 2,393,275 common shares (equal to 95,731 ADSs) related to 3,662,240 common shares (equal to 146,490 ADSs) that had vested in September 2023 under the 2021 DSP. The remaining 1,268,965 common shares (equal to 50,759 ADSs) were withheld for tax purposes.

In April 2024, 10,457,359 equity-settled awards in common shares in the Company (equal to 418,294 ADSs) were granted to the GEC under the LTIP. The vesting of these shares is linked to the VEON shares’ relative Target Shareholder Return ("TSR") performance against VEON’s peer group which will be assessed at the end of the three year performance period, on December 31, 2026.

In April 2024, Mr. Joop Brakenhoff was granted and immediately vested in 434,549 equity settled common shares (equal to 17,382 ADSs) under the 2021 DSP for successfully completing key projects. Additionally, 520,519 equity-settled common shares in the Company (equal to 20,821 ADSs) were granted and vested immediately under the same plan for STI 2023. In June 2024, Mr. Brakenhoff received 482,325 common shares (equal to 19,293 ADSs), while 472,743 common shares (equal to 18,910 ADSs) were withheld for tax purposes related to the April 2024 grants. Also, in June 2024, Mr. Brakenhoff received 52,550 common shares (equal to 2,102 ADSs) related to 104,047 common shares (equal to 4,162 ADSs) that vested in December 2023 under the 2021 DSP. The remaining 51,497 common shares (equal to 2,060 ADSs) were withheld for tax purposes.

In April 2024, Ms. Omiyinka Doris was granted and immediately vested in 372,470 equity-settled awards in common shares (equal to 14,899 ADSs) under the 2021 DSP for successfully completing key projects. Additionally, 288,703 equity-settled awards in common shares (equal to 11,485 ADSs) were granted and vested immediately under the 2021 DSP in April 2024 for STI 2023. In June 2024, 333,900 common shares (equal to 13,356 ADSs) of the vested awards were transferred to Ms. Omiyinka Doris while 327,273 common shares (equal to 13,091 ADSs) were withheld for tax purposes.

In April 2024, VEON granted a total of 1,821,475 equity-settled awards and 3,095,300 cash-settled awards in common shares (equal to 72,859 and 123,812 ADSs, respectively) under the 2021 DSP to its current and former Board of Directors. By June 2024, 1,648,225 of the equity-settled common shares (equal to 65,929 ADSs) were vested and transferred to the Board members and 173,250 common shares (equal to 6,930 ADSs) were withheld for tax purposes.
VEON Holdings B.V consent solicitations to noteholders

In April 2024, VEON launched a consent solicitation process to its noteholders, seeking their consent for certain proposals regarding its notes. The most notable proposals were to extend the deadline for the provision of audited consolidated financial statements of the Issuer for the years ended 2023 and 2024 on a reasonable best effort by December 31, 2024 and by December 31, 2025, respectively, and to halt further payments of principal or interest (including any accrued interest) on the notes of the relevant series that remain outstanding.

Consent was achieved on the April 2025, June 2025, and November 2027 notes and VEON Holdings subsequently issued new notes for April 2025, June 2025, and November 2027 to the noteholders (“New Notes”) who participated in the consent process. The original notes (“Old Notes”) were exchanged for the new notes and subsequently (economically) cancelled. For the September 2025 and September 2026 notes VEON Holdings was unable to achieve consent; however, VEON Holdings B.V. subsequently redeemed these notes in June 2024 (Refer to the Make Whole call section below).

VEON Holdings B.V. has continued and will need to continue to provide the remaining holders of old notes maturing in April 2025, June 2025 and November 2027 further opportunities to convert their old notes into corresponding New April 2025, June 2025 and November 2027 notes.

As of June 30, 2024, US$1,551 million of New April 2025, June 2025 and November 2027 notes were outstanding and there were US$134 million of remaining old notes subject to potential conversion to new notes.

Following further conversions in July and August 2024, US$20 equivalent of April 2025, June 2025 and November 2027 old notes exchanged for new notes. As of August 28, 2024, the equivalent amount of new notes outstanding is US$1,565 and the remaining old notes that are subject to potential conversion to new notes is US$113.

VEON Holdings is not required to make any further principal or coupon payments under the old notes.
Make-whole call
In June 2024, VEON Holdings B.V. executed an early redemption of the September 2025 and September 2026 notes. These notes were fully repaid on June 18, 2024. Aggregate cash outflow including premium was RUB 5 billion (US$53 million).
Appointment of UHY LLP as auditors for 2023 PCAOB Audit
On May 29, 2024, VEON announced the appointment of UHY LLP ("UHY") as the independent registered public accounting firm for the audit of the Group’s consolidated financial statements for the year ended December 31, 2023 in accordance with the standards established by the Public Company Accounting Oversight Board (United States) (the “PCAOB Audit”).
VEON Receives Extension from Nasdaq for 20-F Filing
On May 22, 2024, VEON confirmed that on May 20, 2024 it received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that, as a result of the Company’s delay in filing its 2023 20-F, the Company is not in compliance with the timely filing requirements for continued listing under Nasdaq Listing Rule 5250(c)(1).
The Company had previously shared the expected delay in its 2023 20-F filing with a press release dated March 14, 2024, and subsequently filed its Notification of Late Filing on Form 12b-25 with the U.S. Securities and Exchange Commission on May 1, 2024 (the “Notification of Late Filing”). As described in these disclosures, the delay in the Company’s 2023 20-F filing is due to the continued impact of challenges faced by the Company in connection with the timely appointment of an independent auditor that meets the requirements for a PCAOB Audit following VEON’s exit from Russia. As previously announced, the Company has already appointed PwC for the audit of the 2023 Financial Statements performed in accordance with International Standards on Auditing (ISA) for its Dutch filing requirements related to VEON’s listing on Euronext Amsterdam, but required additional time to finalize its PCAOB auditor appointment.
The Company submitted a plan to regain compliance under Nasdaq Listing Rule 5250(c)(1) (the “Listing Rules”) and requested an exception of up to 180 calendar days, or until November 11, 2024, to regain compliance. On July 9, 2024, the Company announced that Nasdaq granted the Company an exception, enabling it to regain compliance with the Listing Rules by filing its 2023 20-F on or before November 11, 2024.
On July 9, 2024, Nasdaq accepted the Company's plan as stated above and granted the Company an exception, enabling it to regain compliance with the listing rules by filing its 2023 20-F on or before November 11, 2024. The Company confirms that, as previously announced, it continues to work diligently together with UHY in order to complete and file its 2023 20-F in the fourth quarter of 2024.
Sale of TNS+ in Kazakhstan
On May 28, 2024, VEON announced that it signed share purchase agreement ("SPA") for the sale of its 49% stake in Kazakh wholesale telecommunications infrastructure services provider, TNS Plus LLP ("TNS+"), included within the Kazakhstan operating segment, to its joint venture partner, the DAR group of companies for the sale consideration of US$138 million. The closing of the transaction is subject to customary regulatory approvals in Kazakhstan. As a result of this anticipated transaction and assessment that control of TNS+ will be transferred, as from the date of the SPA signing, the Company classified its TNS+ operations as held for sale. Following the classification as held for sale, the Company no longer accounts for depreciation and amortization for TNS+ operations.
VEON Announces Its New Board
On May 31, 2024, VEON held its Annual General Meeting (the "AGM"), during which the Company’s shareholders approved the recommended slate of seven directors as VEON’s new Board of Directors (the “Board”). The new members consist of former U.S. Secretary of State Michael R. Pompeo, Sir Brandon Lewis and Duncan Perry, who will serve alongside the incumbent directors Augie K. Fabela II, Andrei Gusev, Michiel Soeting and VEON Group CEO Kaan Terzioglu on the Board.
Cybersecurity incident in Ukraine
On December 12, 2023, VEON announced that the network of its Ukrainian subsidiary Kyivstar had been the target of a widespread external cyber-attack causing a technical failure. This resulted in a temporary disruption of Kyivstar's network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, amongst others, for Kyivstar customers in Ukraine and abroad. The Company’s technical teams, working relentlessly and in collaboration with the Ukrainian law enforcement and government agencies and the Security Service of Ukraine, restored services in multiple stages starting with voice and data connectivity. On December 19, 2023, VEON announced that Kyivstar had restored services in all categories of its communication services, and that mobile voice and internet, fixed connectivity and SMS services as well as the MyKyivstar self-care application were active and available across Ukraine.
After stabilizing the network, although there was no legal obligation to do so, Kyivstar immediately launched offers to thank its customers for their loyalty, initiating a “Free of Charge” program offering one month of free services on certain types of contracts. Furthermore, on December 21, 2023, Kyivstar announced a donation of UAH 100 million (US$3 million) would be made towards Ukrainian charity initiatives.
Largely due to the limited period during which the critical services were down, there was no material financial impact on our consolidated results for the year ended December 31, 2023 due to these service disruptions, or due to costs associated with additional IT capabilities required for restoring services, replacing lost equipment, or compensating external consultants and partners in 2023. The incident had a significant impact on consolidated revenue results for the six-months ended June 30, 2024 associated with the revenue loss arising from the customer loyalty measures taken by Kyivstar in order to compensate for the inconvenience caused during the disruptions. The impact of these offers on operating revenue for the six-months ended June 30, 2024 was US$46 million).

As announced on December 12, 2023, VEON and Kyivstar conducted a thorough investigation, together with outside cybersecurity firms, to determine the full nature, extent and impact of the incident and to implement additional security measures to protect against any recurrence. The Ukrainian government also conducted an investigation to support the recovery efforts. All investigations were concluded as of June 30, 2024, and has resulted in an in depth analysis into details of how the attack was executed and how this can be prevented in the future.

Kyivstar has initiated remediation and mitigation actions to reduce current risks and establish a robust framework to withstand evolving cyber threats, ensure business continuity and maintain customer trust by investing in immediate response actions, enhanced security infrastructure, proactive threat management, compliance with cybersecurity regulations and standards, employee awareness, and long-term adaptive measures. Further, VEON Group has executed a group-wide assessment of cybersecurity maturity in alignment with the U.S. National Institute of Standards and Technology Cybersecurity Framework 2.0 (NIST2).
KEY DEVELOPMENTS AFTER THE REPORTING PERIOD
Sale of Russian operations deferred consideration settlement
On October 9, 2023, VEON announced the completion of its exit from Russia with closing of the sale of its Russian operations. Upon completion of the sale, control of VimpelCom was transferred to the buyer. Additionally, the agreed amount of the bonds of VEON Holdings acquired by PJSC VimpelCom representing an aggregate total nominal value of US$1,576 million were transferred to Unitel LLC (a wholly owned subsidiary of the Company) and offset against the purchase consideration of RUB 130 billion (approximately US$1,294 million on October 9, 2023).
The remaining US$72 million equivalent bonds were transferred to Unitel LLC, a wholly owned subsidiary of VEON Holdings B.V., upon receipt of the OFAC license in June 2024, to offset the remaining deferred purchase price for PJSC VimpelCom in July 2024.

VEON Announces Intention to Delist from Euronext Amsterdam and Share buyback program
On August 1, 2024, the Company announced its intention to voluntarily delist from Euronext Amsterdam (the “Delisting”). VEON expects the Delisting process to take place in the fourth quarter of 2024, following and subject to the filing of its 2023 20-F.

The Company also informed its shareholders and the investment community that it intends to initiate a buyback program for up to US$100 million with respect to its American Depositary Shares (“ADS”) following the Delisting. The timing and specifics of the ADS buybacks will be determined by the Company's management and Board of Directors in due course, and will be subject to liquidity considerations, market conditions, applicable legal requirements, and other factors.

RESULTS OF OPERATIONS

FINANCIAL PERFORMANCE FOR SIX MONTHS ENDED JUNE 30, 2024

	Six-month period
(In millions of U.S. dollars)	2024	2023*

Service revenues	1,890	1,743
Sale of equipment and accessories	11	7
Other revenue	68	50
Total operating revenues	1,969	1,800

Other operating income	—	—

Service costs	(228)	(220)
Cost of equipment and accessories	(12)	(7)
Selling, general and administrative expenses	(883)	(773)
Depreciation	(264)	(261)
Amortization	(100)	(104)
Impairment (loss) / reversal	(2)	11
(Loss) / gain on disposal of non-current assets	(1)	1

Operating profit	479	447

Finance costs	(249)	(280)
Finance income	22	33
Other non-operating gain, net	21	14
Net foreign exchange (loss) / gain	(12)	10
Profit before tax from continuing operations	261	224

Income taxes	(94)	(63)

Profit from continuing operations	167	161

Profit after tax from discontinued operations	—	470

Profit for the period	167	631

Attributable to:
The owners of the parent (continuing operations)	125	123
The owners of the parent (discontinued operations)	—	470
Non-controlling interest	42	38
	167	631
*    Certain prior period comparatives have been represented to conform with the current year presentation.

TOTAL OPERATING REVENUE

Our consolidated total operating revenues increased to US$1,969 million for the six-month period ended June 30, 2024 compared to US$1,800 million for the six-month period ended June 30, 2023. The increase was primarily due to the improved performance in Pakistan and Kazakhstan, partially offset by the devaluation of currencies in the countries in which we operate as well as the Cyber-attack impact in Ukraine (US$46 million). In reporting currency terms, our consolidated total operating revenue increased by 9.39% for the six-month period ended June 30, 2024 as compared to the six-month period ended June 30, 2023. There was an underlying growth in Pakistan driven by repricing, increased 4G penetration and higher digital service usage. In Kazakhstan, operating revenues increased due to higher subscriber, mobile financial service usage and fixed services usage.

	Six-month period ended June 30,
(In millions of U.S. dollars)	2024	2023

Pakistan	668	540
Ukraine	424	464
Kazakhstan	439	363
Uzbekistan	133	129
Bangladesh	282	282
Others	27	26
HQ and eliminations	(4)	(4)

Total segments	1,969	1,800

OPERATING PROFIT
Our consolidated operating profit increased to US$479 million for the six-month period ended June 30, 2024 compared to US$447 million for the six-month period ended June 30, 2023, primarily due to increase in revenues in USD reporting currency terms as explained above which is partially offset by the increased in operating costs.

NON-OPERATING PROFITS AND LOSSES
Finance costs
Our consolidated finance costs decreased to US$249 million for the six-month period ended June 30, 2024 compared to US$280 million for the six-month period ended June 30, 2023.This decrease is a result of repayment of bank debt and bonds by VEON Holdings B.V. which is partially offset by a higher interest expense in Pakistan and Bangladesh due to increased debt and higher interest rates in Bangladesh.
Finance income
Our consolidated finance income decreased to US$22 million in the six-month period ended June 30, 2024 compared to US$33 million in the six-month period ended June 30, 2023, primarily due to decrease in short-term deposits.
Other non-operating gain, net
Our consolidated other non-operating gain increased to US$21 million for the six-month period ended June 30, 2024 as compared to US$14 million for the six-month period ended June 30, 2023. During the current period, the gain is driven by interest income on money market funds compared to last year where the interest income on money market funds was largely off-set by losses on financial assets.
Net foreign exchange gain / (loss)
During the six months ended June 30, 2024, we recognized a net foreign exchange loss of US$12 million as compared to net foreign exchange gain of US$10 million during the six-month period ended June 30, 2023. The change is when compared to the same period last year was primarily driven by the appreciation of Pakistani rupee that was offset by the loss on depreciation of Russian ruble (RUB) on RUB denominated balances.
INCOME TAX EXPENSE
Our consolidated income tax expense increased to US$94 million for the six-month period ended June 30, 2024 compared to US$63 million for the six-month period ended June 30, 2023. This increase is primarily driven by non-deductible expenses incurred by the Group in various countries, as well as withholding taxes on forecasted dividends and interest from our operating companies, and a change in deferred tax assets which have not been recognized.
For more information regarding income tax expenses, please refer to Note 3 of our unaudited interim condensed consolidated financial statements attached hereto.
PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS
Profit after tax from discontinued operations for the period six-month period ended June 30, 2024 was US$0 million as compared to a profit of US$470 million for the same period last year. The change is primarily related to the results recognized in relation to the Russian operations being held for sale and discontinued operations in the six-month period ended June 30, 2023.
PROFIT FOR THE PERIOD ATTRIBUTABLE TO THE OWNERS OF THE PARENT FROM CONTINUING OPERATIONS
Our profit for the period attributable to the owners of the parent from continuing operations increased to US$125 million for the six-month period ended June 30, 2024 compared to US$123 million for the same period last year, mainly associated with the increased revenues and offset by the operational costs when compared with same period last year.
PROFIT FOR THE PERIOD ATTRIBUTABLE TO NON-CONTROLLING INTEREST
Our profit for the period attributable to non-controlling interest increased to US$42 million for the six-month period ended June 30, 2024 compared to US$38 million for the six-month period ended June 30, 2023.

ADJUSTED EBITDA

	Six-month period ended June 30
In millions of U.S. dollars	2024	2023
Pakistan	301	250
Ukraine	235	274
Kazakhstan	243	196
Uzbekistan	48	56
Bangladesh	96	105
Others	9	10
HQ and eliminations	(86)	(91)

Total segments	846	800
Our adjusted EBITDA increased to US$846 million for the six-month period ended June 30, 2024 compared to US$800 million for the six-month period ended June 30, 2023. This is primarily due to higher revenues which were partially offset by higher energy prices in Pakistan and Ukraine as well as higher personnel costs in Kazakhstan.
In local currency terms, adjusted EBITDA increased primarily due to higher service revenues which were partially offset by higher energy prices and network maintenance costs in Pakistan, Ukraine and Bangladesh and higher personnel costs in Uzbekistan and Kazakhstan.
The following table provides the reconciliation of Profit before tax to Total Adjusted EBITDA for the six-month period ended June 30:

	Six-month period ended June 30,
In millions of U.S. dollars	2024	2023
Profit before tax from continuing operations	261	224
Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA
Depreciation	264	261
Amortization	100	104
Impairment loss / (reversal)	2	(11)
(Gain) / loss on disposal of non-current assets	1	(1)
(Gain) / loss on disposal of subsidiaries	—	—
Finance costs	249	280
Finance income	(22)	(33)
Other non-operating (gain) / loss	(21)	(14)
Net foreign exchange (gain) / loss	12	(10)

Total Adjusted EBITDA	846	800

RESULT OF REPORTABLE SEGMENTS
PAKISTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2024	2023		2024-2023 change %
Total operating revenue	668	540		24%
Mobile service revenue	597	493		21%
- of which mobile data	275	219		26%
Sales of equipment, accessories and other	58	47		23%
Operating expenses	367	291		26%
Adjusted EBITDA	301	250		20%
Adjusted EBITDA margin	45.1%	46.3%	-1	pp
RESULTS OF OPERATIONS IN PKR

	Six months ended June 30,
In millions of PKR (except as indicated)	2024	2023		2024-2023 change %
Total operating revenue	186,120	147,291		26%
Mobile service revenue	166,465	134,455		24%
- of which mobile data	76,763	59,634		29%
Sales of equipment, accessories and other	16,133	12,836		26%
Operating expenses	102,226	79,144		29%
Adjusted EBITDA	83,894	68,147		23%
Adjusted EBITDA margin	45.1%	46.3%	-1	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2024	2023	2024-2023 change %
Mobile
Customers in millions	71.4	71.2	0%
Mobile data customers in millions	55.7	53.3	5%
ARPU in US$	1.4	1.1	27%
ARPU in PKR	389.0	306.0	27%
TOTAL OPERATING REVENUE
In Pakistan, total operating revenue increased by 24% (in USD reporting currency terms) and 26% (in local currency terms) for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023. The increase in local currency terms is primarily due to continuing growth in 4G penetration resulting in higher data usage, higher uptake in the digital services usage, and voice, data and Application to Person (A2P) price-ups.
ADJUSTED EBITDA
In Pakistan, adjusted EBITDA increased by 20% (in USD reporting currency terms) and increased by 23% (in local currency terms) for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023. The increase in local currency terms is primarily due to higher revenues, as stated above, which were partially offset by higher energy cost and other operational costs.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2024, we had 71.4 million customers in Pakistan, broadly at par compared to June 30, 2023, mainly due to focus on retaining high value customers.

In Pakistan, mobile ARPU increased by 27% (in USD reporting currency terms) and by 27% (in local currency terms) for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023. The increase in local currency terms is mainly attributable to higher revenues as described above.
UKRAINE
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2024	2023		2024-2023 change %
Total operating revenue	424	464		-9%
Mobile service revenue	394	435		-9%
- of which mobile data	231	250		-8%
Fixed-line service revenue	25	26		-4%
Sales of equipment, accessories and other	5	3		—%
Operating expenses	189	190		-1%
Adjusted EBITDA	235	274		-14%
Adjusted EBITDA margin	55.4%	67.7%	-12	pp
RESULTS OF OPERATIONS IN UAH

	Six months ended June 30,
In millions of UAH (except as indicated)	2024	2023		2024-2023 change %
Total operating revenue	16,594	16,956		-2%
Mobile service revenue	15,427	15,897		-3%
- of which mobile data	9,059	9,150		-1%
Fixed-line service revenue	981	946		4%
Sales of equipment, accessories and other	186	113		65%
Operating expenses	7,385	6,950		6%
Adjusted EBITDA	9,212	10,006		-8%
Adjusted EBITDA margin	55.5%	67.7%	-12	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2024	2023	2024-2023 change %
Mobile
Customers in millions	23.4	24.1	-3%
Mobile data customers in millions	16.9	16.8	1%
ARPU in US$	2.8	2.9	-3%
ARPU in UAH	108.0	108.0	—%
TOTAL OPERATING REVENUE
In Ukraine, total operating revenue decreased by 9% (in USD reporting currency terms) and 2% (in local currency terms) for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023. The decrease in local currency terms is primarily due to the cyber-attack impact.
ADJUSTED EBITDA
In Ukraine, adjusted EBITDA decreased by 14% (in USD reporting currency terms) and 8% (in local currency terms) for the six-month period ended June 30, 2024 compared to the six months ended June 30, 2023. The decrease in local currency terms is primarily due to lower revenues, higher tariffs for utilities and higher network maintenance costs.

SELECTED PERFORMANCE INDICATORS
As of June 30, 2024, we had 23.4 million customers in Ukraine, representing a decrease of 3% compared to June 30, 2023. This was primarily due to a loss of subscribers owing to the cybersecurity attack impact.
In Ukraine, mobile ARPU decreased by 3% (in USD reporting currency terms) and at par (in local currency terms) for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023, primarily due to an increase in data usage coupled with higher digital services usage partially offset by a decrease in mobile customers.
KAZAKHSTAN
RESULTS OF OPERATIONS IN US$

Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2024	2023	2024-2023 change %
Total operating revenue	438	363	21%
Mobile service revenue	343	279	23%
- of which mobile data	225	172	31%
Fixed-line service revenue	83	72	15%
Sales of equipment, accessories and other	12	11	—%
Operating expenses	195	167	17%
Adjusted EBITDA	243	196	24%
Adjusted EBITDA margin	55.5%	54.0%	1	pp
RESULTS OF OPERATIONS IN KZT

Six months ended June 30,
In millions of KZT (except as indicated)	2024	2023	2024-2023 change %
Total operating revenue	196,712	163,869	20%
Mobile service revenue	153,992	125,977	22%
- of which mobile data	101,105	77,500	30%
Fixed-line service revenue	37,206	32,750	14%
Sales of equipment, accessories and other	5,514	5,142	7%
Operating expenses	87,473	75,401	16%
Adjusted EBITDA	109,250	88,522	23%
Adjusted EBITDA margin	55.5%	54.0%	2	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2024	2023	2024-2023 change %
Mobile
Customers in millions	11.4	10.8	6%
Mobile data customers in millions	9.8	8.9	10%
ARPU in US$	5.1	4.3	19%
ARPU in KZT	2,275.0	1,955.0	16%
TOTAL OPERATING REVENUE
In Kazakhstan, total operating revenue increased by 21% (in USD reporting currency terms) and 20% (in local currency terms) for six-month period ended June 30, 2024 compared to six-month period ended June 30, 2023. The increase in local currency terms is primarily due to higher mobile revenue driven by increased data usage, higher Mobile Financial Service usage as well as higher fixed service revenue.
ADJUSTED EBITDA
In Kazakhstan, adjusted EBITDA increased by 24% (in USD reporting currency terms) and by 23% (in local currency terms) for six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023. The increase in local currency terms is primarily due to higher revenues as described above which was partially offset by higher personnel costs.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2024, we had 11.4 million customers in Kazakhstan, representing an increase of 6% compared to June 30, 2023. The increase is primarily associated with growth in mobile data customers on the back of 4G network expansion.
In Kazakhstan, mobile ARPU increased by 19% (in USD reporting currency terms) and by 16% in (local currency terms) for the six-month period ended June 30, 2024 compared to six-month period ended June 30, 2023, due to higher revenues during the period.
UZBEKISTAN
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2024	2023		2024-2023 change %
Total operating revenue	133	129		3%
Mobile service revenue	133	129		3%
- of which mobile data	98	89		10%
Fixed-line service revenue	—	—		-82%
Sales of equipment, accessories and other	—	—		—%
Operating expenses	85	74		15%
Adjusted EBITDA	48	56		-14%
Adjusted EBITDA margin	36.1%	43.4%	-7	pp
RESULTS OF OPERATIONS IN UZS

	Six months ended June 30,
In billions of UZS (except as indicated)	2024	2023		2024-2023 change %
Total operating revenue	1,673	1,469		14%
Mobile service revenue	1,668	1,468		14%
- of which mobile data	1,231	1,015		21%
Fixed-line service revenue	—	1		-76%
Sales of equipment, accessories and other	4	1		626%
Operating expenses	1,074	839		28%
Adjusted EBITDA	603	632		-5%
Adjusted EBITDA margin	36.0%	43.0%	-7	pp

SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2024	2023	2024-2023 change %
Mobile
Customers in millions	8.1	8.6	-6%
Mobile data customers in million	7.3	7.5	-3%
ARPU in US$	2.7	2.5	8%
ARPU in UZS	33,336.0	28,405.0	17%
TOTAL OPERATING REVENUE
In Uzbekistan, total operating revenue increased by 3% (in USD reporting currency terms) and 14% (in local currency terms) for six-month period ended June 30, 2024 compared to six-month period ended June 30, 2023. The increase in local currency terms is primarily due to higher data usage and repricing.
ADJUSTED EBITDA
In Uzbekistan, adjusted EBITDA decreased by 14% (in USD reporting currency terms) and 5% (in local currency terms) for six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023. The decrease in local currency terms is primarily driven by reversal of property tax in 2023 as well as higher personnel costs coupled with higher other operating costs when compared with similar period last year.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2024, we had 8.1 million customers in our Uzbekistan segment representing a decrease of 6% compared to June 30, 2023. This was primarily due to the increased competition in the market and focus on high value customer retention.
In Uzbekistan, mobile ARPU increased by 17% (in local currency terms) for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023 primarily due to growth in mobile data usage and focus on high value customer retention. In USD terms the growth was 8% year-on year the difference amongst local and USD terms was primarily relating to the exchange rate conversion impact from local currency to USD i.e. reporting currency.

BANGLADESH
RESULTS OF OPERATIONS IN US$

	Six months ended June 30,
In millions of U.S. dollars (except as indicated)	2024	2023		2024-2023 change %
Total operating revenue	282	282		0%
Mobile service revenue	279	278		0%
- of which mobile data	94	97		-3%
Sales of equipment, accessories and other	3	5		—%
Operating expenses	185	178		4%
Adjusted EBITDA	96	105		-9%
Adjusted EBITDA margin	34.0%	37.2%	-3	pp
RESULTS OF OPERATIONS IN BDT

	Six months ended June 30,
In millions of BDT (except as indicated)	2024	2023		2024-2023 change %
Total operating revenue	31,468	30,028		5%
Mobile service revenue	31,139	29,548		5%
- of which mobile data	10,542	10,351		2%
Sales of equipment, accessories and other	329	481		-32%
Operating expenses	20,686	18,906		9%
Adjusted EBITDA	10,783	11,122		-3%
Adjusted EBITDA margin	34.3%	37.0%	-3	pp
SELECTED PERFORMANCE INDICATORS

	Six months ended June 30,
	2024	2023	2024-2023 change %
Mobile
Customers in millions	41.3	39.1	6%
Mobile data customers in millions	27.2	25.7	6%
ARPU in US$	1.1	1.2	-8%
ARPU in BDT	126.9	128.0	-1%
TOTAL OPERATING REVENUE
In Bangladesh, total operating revenue at par (in USD reporting currency terms) and increased by 5% (in local currency terms) for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023. The increase in local currency terms is primarily due to an increase in mobile service revenue as a result of higher voice usage and repricing.
ADJUSTED EBITDA
In Bangladesh, adjusted EBITDA decreased by 9% (in USD reporting currency terms) and by 3% (in local currency terms) for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023. This local currency negative growth was primarily driven by increase in structural operational costs.
SELECTED PERFORMANCE INDICATORS
As of June 30, 2024, we had 41.3 million customers in our Bangladesh segment representing an increase of 6% compared to June 30, 2024. This increase is primarily due to a continued focus on data penetration under the 4G roll out.

In Bangladesh, mobile ARPU decreased by 8% (in USD reporting currency terms) and by 1% (in local currency terms) for the six-month period ended June 30, 2024 compared to the six-month period ended June 30, 2023. This decrease in local currency terms is driven by reduced consumer spending power.

LIQUIDITY AND CAPITAL RESOURCES
WORKING CAPITAL
As of June 30, 2024, we had negative working capital of US$830 million, compared to negative working capital of US$421 million as of December 31, 2023. Working capital is defined as current assets less current liabilities.
The change of net working capital compared to December 31, 2023 was primarily due to a decrease in our current asset base of US$923 million along with the decrease in current liabilities base amounting to US$514 million as of June 30, 2024. Current assets decreased primarily related the reduction in cash and cash equivalents as a result of the repayment of the RCF. The decrease in current liabilities is primarily related to repayment of the RCF offset by reclassification of bonds from non-current liabilities that are maturing in Q2 2025.
Our working capital is monitored on a regular basis by our management. Our management expects to repay our debt as it becomes due from our operating cash flows, cash on our balance sheet or through additional borrowings. Although we have a negative working capital, our management believes that our cash balances and available credit facilities are sufficient to meet our short-term and foreseeable long-term cash requirements.
BORROWINGS
As of June 30, 2024, Borrowings amounted to US$2,950 million (2023: US$3,707 million), of which the principal amounts of our external indebtedness represented by bank loans and bonds amounted to US$$2,774 million, compared to US$$3,559 million as of December 31, 2023.In addition we had US$113 million (2023: US$88 million) outstanding related to long-term capex accounts payable, US$72 million (2023: US$72 million) related to the PJSC VimpelCom sale deferred consideration and its related foreign currency exchange gain US$9 million (2023: US$12 million).

As of June 30, 2024, VEON had the following principal amounts outstanding for interest-bearing loans and bonds as well as overdrawn bank accounts:

Entity	Type of debt/ original lenders	Interest rate	Debt currency	Outstanding debt (mln)	Outstanding debt (USD mln)		Maturity date
VEON Holdings B.V.	Notes	4.0000%	USD	465	465		09.04.2025
VEON Holdings B.V.	Notes	6.3000%	RUB	7,228	84		18.06.2025
VEON Holdings B.V.	Notes	3.3750%	USD	1,001	1,001		25.11.2027
legacy notes, subject to potential conversion in new notes, but for which no further payments are due
VEON Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	4.0000%	USD	31	31		09.04.2025
VEON Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	6.3000%	RUB	1,811	21		18.06.2025
VEON Holdings B.V.	Legacy notes, no payments due, subject to potential conversion	3.3750%	USD	82	82		25.11.2027
TOTAL VEON Holdings B.V.					1,684

PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	21,155	76		02.09.2026
PMCL	Loan from Habib Bank Limited	6M KIBOR + 0.55%	PKR	8,981	32		02.09.2026
PMCL	Syndicated Loan Facility	6M KIBOR + 0.55%	PKR	15,000	54		18.05.2028
PMCL	Syndicated Loan Facility	3M KIBOR + 0.60%	PKR	50,000	180		05.07.2031
PMCL	Syndicated Loan Facility	6M KIBOR + 0.60%	PKR	40,000	144		19.04.2032
PMCL	Syndicated Loan Facility	6M KIBOR + 0.60%	PKR	43,000	154		24.05.2034
PMCL	Notes	3M KIBOR + 0.25%	PKR	15,000	54		24.10.2024
PMCL	Other				75
TOTAL Pakistan Mobile Communications Limited					769

Banglalink	Syndicated Loan Facility	Average bank deposit rate + 4.25%	BDT	7,590	65		26.04.2027
Banglalink	Syndicated Loan Facility	7.00% to 12.00%	BDT	7,580	65		25.11.2028
Banglalink	Other				53
TOTAL Banglalink Digital Communications Ltd.					183

Unitel	National Bank for Foreign Economic Activity	20.00% to 22.00%	UZS	200,000	16		06.11.2026
Unitel	Huawei	0.045	EUR	62	66		2024 - 2026
Unitel	Other				2
TOTAL Unitel LLC.					84

KaR-Tel	Loan from Forte Bank	17.25% - 18.50%	KZT	15,000	32		13.11.2026
TOTAL KaR-Tel Limited Liability Partnership.					32

Other entities	Overdrawn accounts and other				22
Total VEON					2,774	*
* The table does not include long-term capex accounts payable of US$113 million, PJSC VimpelCom sale deferred consideration of US$72 million and its related foreign currency exchange gain of US$9 million.

VEON's contractual obligations primarily relate to capital commitments for property, plant, and equipment and intangible assets, bank loans and bonds, as well as lease liabilities. We did not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenue or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

INTERIM CONSOLIDATED CASH FLOW SUMMARY

	Six-month period ended June 30,
(In millions of U.S. dollars)	2024	2023

Net cash flows from operating activities from continuing operations	470	424
Net cash flows from operating activities from discontinued operations	—	630
Net cash flows from / (used in) investing activities from continuing operations	(546)	(463)
Net cash flows from / (used in) investing activities from discontinued operations	—	(372)
Net cash flows from / (used in) financing activities from continuing operations	(916)	(597)
Net cash flows from / (used in) financing activities from discontinued operations	—	(153)

Net increase / (decrease) in cash and cash equivalents	(992)	(531)

Net foreign exchange difference related to continuing operations	(13)	(23)
Net foreign exchange difference related to discontinued operations	—	(19)
Cash and cash equivalents classified as held for sale at the beginning of the period	—	146
Cash and cash equivalents classified as held for sale at the end of the period	(35)	(223)
Cash and cash equivalents at beginning of period	1,902	3,107

Cash and cash equivalents at end of period, net of overdraft	862	2,457
For more details, see Interim Condensed Consolidated Statement of Cash Flows in our Interim Condensed Unaudited Consolidated Financial Statements.
OPERATING ACTIVITIES
During the six-month period ended June 30, 2024, net cash flows from operating activities increased to US$470 million from US$424 million during the six-month period ended June 30, 2023. The movement in operating activities mainly relates to decreased income tax payments and the positive movement in working capital changes that was partially offset by the increased finance cost outflows.
INVESTING ACTIVITIES
During the six-month period ended June 30, 2024, net cash outflows for investing activities was US$546 million compared to net cash outflows of US$463 million for the same period last year. The increase is mainly associated with net outflow on purchase of property plant and equipment and investments in financial assets that was offset by the inflow relating to receipt of proceeds from sale of towers in Bangladesh during the six months ended June 30, 2024.
Acquisitions and Disposals
For information regarding our acquisitions and disposals, see Note 6 and Note 7 to our unaudited interim condensed consolidated financial statements attached hereto.
FINANCING ACTIVITIES
During the six-month period ended June 30, 2024, net cash outflows from financing activities was US$916 million compared to net cash outflows of US$597 million during the six-month period ended June 30, 2023. The increase was driven by higher repayments of debt as compared to the same period last year predominantly as a result of the repayment of the RCF.

During the six-month period ended June 30, 2024, we raised US$361 million, net of fees (2023: US$82 million) and repaid US$1,271 million (2023: US$679 million) under various debt facilities and leases.
For information regarding changes to our debt portfolio during the six-month period ended June 30, 2024, see Note 8 to our unaudited interim condensed consolidated financial statements attached hereto.

FUTURE LIQUIDITY AND CAPITAL REQUIREMENTS
During the six-month period ended June 30, 2024, our capital expenditures excluding licenses and right-of-use assets (“CAPEX exc. licenses and ROU”) were US$303 million compared to US$258 million in the six-month period ended June 30, 2023. The increase was primarily due to investments in high-speed network and acceleration in the network deployment program when compared with the same period last year.
We expect that CAPEX exc. licenses and ROU in 2024 will mainly consist of investing in high-speed data networks to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Bangladesh, Pakistan, Kazakhstan and Ukraine. We expect these expenditures to continue to be significant throughout the remainder of 2024.
While our medium-term plan for capital expenditures (excluding licenses and right-of-use assets) is to invest in high-speed data networks to continue to capture mobile data growth, including the continued roll-out of 4G/LTE networks in Pakistan, Ukraine and Bangladesh, and upgrade of our 3G networks in Bangladesh, the ongoing war in Ukraine has caused us to reconsider our capital outlay to ensure we have sufficient liquidity for maintenance capital expenditures and other key operational spend while at the same time servicing our indebtedness. As a result, capital expenditures that are more discretionary in nature may be put on hold until the impact of the ongoing war in Ukraine, and particularly its effects on our liquidity and financial profile, becomes more certain.
Management anticipates that the funds necessary to meet our current and expected capital requirements in the foreseeable future (including with respect to any possible acquisitions) will continue to come from:
•Cash we currently hold;
•Operating cash flows;
•Proceeds of assets classified as held for sale;
•Borrowings under syndicated bank financings, including credit lines currently available to us; and
•Issuances of debt securities on local and international capital markets, with international capital markets expected to be reestablished as a viable funding source.
Following the onset of the war in Ukraine, our ability to generate cash to service our indebtedness has been materially impaired, due to restrictive currency controls in Ukraine, and the development of sanctions in connection with the war. The availability of external financing depends on many factors, including, but not limited to, the success of our operations, contractual restrictions, the financial position of international and local banks, the willingness of international and local banks to lend to our companies (including as a result of any sanctions concerns) and the liquidity and strength of international and local capital markets. Due to the adverse impact the ongoing war between Russia and Ukraine has had on us, the terms of such external financing may be less favorable than our existing financing. Furthermore, our ability to raise additional capital and the cost of raising such additional capital, is affected by the strength of our credit rating by rating agencies, which is currently below the credit rating that we had when the current VEON Holdings financings were originally established.
As at June 30, 2024, VEON had approximately US$375 of cash held at the level of its headquarters (“HQ”) in Amsterdam, which was deposited with international banks and invested in money market funds and which is fully accessible at HQ. In addition, VEON’s operating companies had a total cash position equivalent to US$487 of which US$ 140 related to banking operations in Pakistan. However, there can be no assurance that our existing cash balances and available credit lines will be sufficient over time to service our existing indebtedness, including to address our upcoming bond maturities.
Below is the reconciliation of capital expenditures (excluding licenses and right-of-use assets) to cash flows used to Purchase of property, plant and equipment and intangible assets:

	Six-month period ended June 30,
(In millions of U.S. dollars)	2024	2023

Capital expenditures (excluding licenses and right-of-use assets) *	303	258
Adjusted for:
Additions of licenses	38	41
Difference in timing between accrual and payment for capital expenditures (excluding licenses and right-of-use assets)	116	125

Purchase of property, plant and equipment and intangible assets	457	424
*Excluding licenses and right-of-use assets, refer to Note 2 — Segment information of our unaudited interim condensed consolidated financial statements

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risk from adverse movements in foreign currency exchange rates and changes in interest rates on our obligations.
As of June 30, 2024, the largest currency exposure risks for our Group were in relation to the Pakistani rupee, the Bangladeshi taka, the Ukrainian hryvnia, the Kazakh tenge and the Uzbek som, because the majority of our cash flows from operating activities in Pakistan, Bangladesh, Ukraine, Kazakhstan and Uzbekistan are denominated in each of these functional currencies, respectively, while our debt, if not incurred in or hedged to the aforementioned currencies, is primarily denominated in U.S. dollars.
As of June 30, 2024, we held approximately 49% of our cash and bank deposits in U.S. dollars, compared to 72% as of December 31, 2023, in order to hedge against the risk of functional currency devaluation. To reduce balance sheet currency mismatches, we hold part of our debt in Pakistani rupee, Bangladeshi taka and other currencies, as well as selectively enter into foreign exchange derivatives. Nonetheless, if the U.S. dollar value of the Bangladeshi taka, Pakistani rupee, Uzbekistani som, Ukrainian hryvnia or the Kazakh tenge were to dramatically decline, it could negatively impact our ability to repay or refinance our U.S. dollar denominated indebtedness as well as could adversely affect our financial condition and results of operations.
For more information on risks associated with currency exchange rates, see the section of the Annex—Risk Factors—Market Risks—We are exposed to foreign currency exchange loss and currency fluctuation and translation risks.”
In accordance with our policies, we do not enter into any treasury transactions of a speculative nature. Our treasury function has developed risk management policies that establish guidelines for limiting foreign currency exchange rate risk.

As of June 30, 2024, 69% of our Group’s total debt was fixed rate debt.

Unaudited interim condensed
consolidated financial statements

VEON Ltd.

As of and for the six and three-month periods
ended June 30, 2024

Notice to Reader: VEON's results presented in these financial statements are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards as adopted by IASB ("IFRS-IASB") based on internal management reporting, are the responsibility of management, and have not been externally audited, reviewed, or verified.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	1

INTERIM CONDENSED CONSOLIDATED INCOME STATEMENT
for the six and three-month periods ended June 30:

		Six-month period		Three-month period
(In millions of U.S. dollars, except per share amounts)	Note	2024	2023*	2024	2023*

Service revenues		1,890	1,743	987	887
Sale of equipment and accessories		11	7	6	3
Other revenue		68	50	34	26
Total operating revenues	2	1,969	1,800	1,027	916

Service costs		(228)	(220)	(115)	(107)
Cost of equipment and accessories		(12)	(7)	(6)	(3)
Selling, general and administrative expenses		(883)	(773)	(446)	(391)
Depreciation		(264)	(261)	(130)	(133)
Amortization		(100)	(104)	(50)	(51)
Impairment (loss) / reversal		(2)	11	(1)	7
(Loss) / gain on disposal of non-current assets		(1)	1	(1)	1
Gain on disposal of subsidiaries		—	—	—	3

Operating profit		479	447	278	242

Finance costs		(249)	(280)	(117)	(140)
Finance income		22	33	11	17
Other non-operating gain, net		21	14	6	12
Net foreign exchange (loss) / gain		(12)	10	(36)	57
Profit before tax from continuing operations		261	224	142	188

Income taxes	3	(94)	(63)	(53)	(40)

Profit from continuing operations		167	161	89	148

Profit after tax from discontinued operations	5	—	470	—	123

Profit for the period		167	631	89	271

Attributable to:
The owners of the parent (continuing operations)		125	123	68	104
The owners of the parent (discontinued operations)		—	470	—	146
Non-controlling interest		42	38	21	21
		167	631	89	271

Basic and diluted gain / (loss) per share attributable to ordinary equity holders of the parent
from continuing operations **		$0.07	$0.07	$0.04	$0.06
from discontinued operations **		$—	$0.27	$—	$0.08
		$0.07	$0.34	$0.04	$0.14

*    Certain prior period comparatives have been represented to conform with the current year presentation.
**    Prior year comparative for the three-months ended June 30, 2023 is adjusted following a reclassification of earnings from "The owners of the parent continuing operations)" to "The owners of the parent (discontinued operations)."

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	2

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
for the six and three-month periods ended June 30:

		Six-month period		Three-month period
(In millions of U.S. dollars)	Note	2024	2023	2024	2023

Profit for the period		167	631	89	271

Items that may be reclassified to profit or loss
Foreign currency translation		(76)	(386)	(58)	(173)
Reclassification adjustment due to disposal of subsidiary		—	4	—	4
Items that will not be reclassified to profit or loss
Other		(6)	(5)	(4)	(5)
Other comprehensive loss, net of tax		(82)	(387)	(62)	(174)
Total comprehensive income, net of tax		85	244	27	97
Attributable to:
The owners of the parent		45	206	11	77
Non-controlling interests		40	38	16	20
		85	244	27	97

Total comprehensive income for the period, net of tax from:
Continuing operations		85	20	27	113
Discontinued operations	5	—	224	—	(16)
		85	244	27	97

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	3

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION
as of:

(In millions of U.S. dollars)	Note	June 30, 2024	December 31, 2023
Assets
Non-current assets
Property and equipment	6	2,868	2,921
Intangible assets	7	1,514	1,619
Investments and derivatives	8	62	61
Deferred tax assets		345	312
Other assets		147	152
Total non-current assets		4,936	5,065

Current assets
Inventories		22	23
Trade and other receivables		495	546
Investments and derivatives	8	571	433
Current income tax assets		59	58
Other assets		233	203
Cash and cash equivalents	9	862	1,902
Total current assets		2,242	3,165

Assets classified as held for sale	5	151	—

Total assets		7,329	8,230

Equity and liabilities
Equity
Equity attributable to equity owners of the parent		911	865
Non-controlling interests		214	213
Total equity		1,125	1,078

Non-current liabilities
Debt and derivatives	8	2,987	3,467
Provisions		44	44
Deferred tax liabilities		19	26
Other liabilities		31	29
Total non-current liabilities		3,081	3,566

Current liabilities
Trade and other payables		1,058	1,204
Debt and derivatives	8	1,352	1,690
Provisions		76	81
Current income tax payables		166	154
Other liabilities		420	457
Total current liabilities		3,072	3,586

Liabilities associated with assets held for sale	5	51	—

Total equity and liabilities		7,329	8,230

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	4

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
for the six-month period ended June 30, 2024:

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2023		1,755,964,785	2	12,753	(1,961)	(3,939)	(5,990)	865	213	1,078

Profit for the period		—	—	—	—	125	—	125	42	167
Other comprehensive loss		—	—	—	(6)	(2)	(72)	(80)	(2)	(82)
Total comprehensive income / (loss)		—	—	—	(6)	123	(72)	45	40	85

Dividends declared	11	—	—	—	—	—	—	—	(39)	(39)
Other		10,354,070	—	—	2	(1)	—	1	—	1

As of June 30, 2024		1,766,318,855	2	12,753	(1,965)	(3,817)	(6,062)	911	214	1,125

for the six-month period ended June 30, 2023:

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of December 31, 2022		1,753,356,676	2	12,753	(1,967)	(1,411)	(8,808)	569	198	767

Profit for the period		—	—	—	—	593	—	593	38	631
Other comprehensive (loss) (excluding reclassification adjustments)		—	—	—	(5)	—	(382)	(387)	—	(387)
Total comprehensive income / (loss)		—	—	—	(5)	593	(382)	206	38	244

Dividends declared	11	—	—	—	—	—	—	—	(30)	(30)
Other		52,543	—	—	8	(1)	—	7	—	7

As of June 30, 2023		1,753,409,219	2	12,753	(1,964)	(819)	(9,190)	782	206	988

for the three-month period June 30, 2024:

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	5

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of April 1, 2024		1,755,964,785	2	12,753	(1,959)	(3,882)	(6,011)	903	237	1,140

Profit for the period		—	—	—	—	68	—	68	21	89
Other comprehensive (loss) (excluding reclassification adjustments)		—	—	—	(3)	(3)	(51)	(57)	(5)	(62)
Total comprehensive income / (loss)		—	—	—	(3)	65	(51)	11	16	27

Dividends declared	11	—	—	—	—	—	—	—	(39)	(39)
Other		10,354,070	—	—	(3)	—	—	(3)	—	(3)

As of June 30, 2024		1,766,318,855	2	12,753	(1,965)	(3,817)	(6,062)	911	214	1,125
for the three-month period June 30, 2023:

		Attributable to equity owners of the parent
(In millions of U.S. dollars)	Note	Number of shares outstanding	Issued capital	Capital Surplus	Other capital reserves	Accumulated deficit	Foreign currency translation	Total	Non- controlling interests	Total equity

As of April 1, 2023		1,753,409,219	2	12,753	(1,962)	(1,070)	(9,022)	701	217	918

Profit for the period		—	—	—	—	250	—	250	21	271
Other comprehensive (loss) (excluding reclassification adjustments)		—	—	—	(5)	—	(168)	(173)	(1)	(174)
Total comprehensive income / (loss)		—	—	—	(5)	250	(168)	77	20	97

Dividends declared	11	—	—	—	—	—	—	—	(30)	(30)
Other		—	—	—	3	1	—	4	(1)	3

As of June 30, 2023		1,753,409,219	2	12,753	(1,964)	(819)	(9,190)	782	206	988
The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	6

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
for the six-month period ended June 30:

		Six-month period
(In millions of U.S. dollars)	Note	2024	2023*
Operating activities
Profit before tax		261	224
Non-cash adjustments to reconcile profit before tax to net cash flows
Depreciation, amortization and impairment loss / (reversal)		366	354
(Gain) / loss on disposal of non-current assets		1	(1)
Finance costs		249	280
Finance income		(22)	(33)
Other non-operating (gain) / loss		(21)	(14)
Net foreign exchange (gain) / loss		12	(10)
Changes in trade and other receivables and prepayments		(63)	(51)
Changes in inventories		(5)	(9)
Changes in trade and other payables		(17)	(2)
Changes in provisions, pensions and other		41	64
Interest paid		(220)	(275)
Interest received		18	27
Income tax paid		(130)	(130)
Net cash flows from operating activities from continuing operations		470	424
Net cash flows from operating activities from discontinued operations		—	630
Investing activities
Purchase of property, plant and equipment		(341)	(271)
Purchase of intangible assets		(116)	(153)
Payment on deposits		(29)	(39)
Investment in financial assets		(131)	(8)
Proceeds from sales of property, plant and equipment	1	101	11
Outflows on Loans granted		(29)	(3)
Other proceeds from investing activities, net		(1)	—
Net cash flows from / (used in) investing activities from continuing operations		(546)	(463)
Net cash flows from / (used in) investing activities from discontinued operations		—	(372)
Financing activities
Proceeds from borrowings, net of fees paid**	8	361	82
Repayment of debt		(1,271)	(679)
Dividends paid to non-controlling interests		(6)	—
Net cash flows from / (used in) financing activities from continuing operations		(916)	(597)
Net cash flows from / (used in) financing activities from discontinued operations		—	(153)
Net (decrease) in cash and cash equivalents		(992)	(531)
Net foreign exchange difference related to continuing operations		(13)	(23)
Net foreign exchange difference related to discontinued operations		—	(19)
Cash and cash equivalents classified as held for sale at the beginning of the period		—	146
Cash and cash equivalents classified as held for sale at the end of the period		(35)	(223)
Cash and cash equivalents at beginning of period, net of overdrafts		1,902	3,107
Cash and cash equivalents at end of period, net of overdrafts	9	862	2,457
*    Certain comparatives have been represented to conform with the current year classification.
**    Fees paid for borrowings were US$7 (2023: US$12).

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	7

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

GENERAL INFORMATION ABOUT THE GROUP
1    GENERAL INFORMATION
VEON Ltd. (“VEON”, the “Company” and together with its consolidated subsidiaries, the “Group” or “we”) was incorporated in Bermuda on June 5, 2009. The registered office of VEON is Victoria Place, 31 Victoria Street, Hamilton HM 10, Bermuda. VEON’s headquarters and the principal place of business is located at Claude Debussylaan 88, 1082 MD Amsterdam, the Netherlands.
VEON generates revenue from the provision of voice, data, digital and other telecommunication services through a range of mobile and fixed-line technologies, as well as selling equipment and accessories.
The interim condensed consolidated financial statements are presented in United States dollars (“U.S. dollar” or “US$”). In these notes, U.S. dollar amounts are presented in millions, except for share and per share (or American Depository Shares (“ADS”)) amounts and as otherwise indicated.
VEON’s ADSs are listed on the NASDAQ Capital Market (“NASDAQ”) and VEON’s common shares are listed on Euronext Amsterdam, the regulated market of Euronext Amsterdam N.V. (“Euronext Amsterdam”).
Due to the ongoing war in Ukraine, material uncertainties have been identified that may cast significant doubt on the Company’s ability to continue as a going concern which are discussed in detail in Note 15 of these interim condensed consolidated financial statements.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2022, and once available, the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2023 (which are expected to be published in the last quarter of 2024 due to the delay the Group experienced in appointing an independent external auditor for the year ended December 31, 2023).
Major developments during the six-month period ended June 30, 2024
Cash consideration received for sale of Bangladesh tower portfolio in 2023
On November 15, 2023, VEON announced that its wholly owned subsidiary, Banglalink, entered into an Asset Sale and Purchase Agreement (“APA”) and Master Tower Agreement (“MTA”), to sell a portion of its tower portfolio (2,012 towers, nearly one-third of Banglalink's infrastructure portfolio) in Bangladesh to the buyer, Summit Towers Limited (“Summit”), for BDT 11 billion (US$97). The closing of the transaction was subject to regulatory approval which was received on December 21, 2023. Subsequently, the deal closed on December 31, 2023. Under the terms of the deal, Banglalink entered into a long-term lease agreement with Summit under which Banglalink will lease space upon the sold towers for a period of twelve years, with up to seven optional renewal periods of ten years each. The lease agreement became effective upon the closing of the sale.
As a result of the closing of the sale on December 31, 2023, control of the towers was transferred to Summit and Banglalink recognized the purchase consideration of BDT 11 billion (US$97) net of cost of disposals containing legal, regulatory and investment bankers costs amounting BDT 855 million (US$8). The consideration was receivable as of December 31, 2023. Accordingly, in 2023, as a result of applying sale and leaseback accounting principles to the lease agreement under the terms of the deal, Banglalink recognized a gain on sale of assets of BDT 4 billion (US$34), total right-of-use assets of BDT 550 million (US$5) representing the proportional fair value of assets (towers) retained with respect to the book value of assets (towers) sold amounting to BDT 950 million (US$9) and lease liabilities of BDT 10 billion (US$91) based on a twelve years lease term, which are at market rates.
On January 31, 2024, Banglalink obtained the cash consideration for the sale from Summit.
VEON Holdings B.V. Repayment of Revolving Credit Facility ("RCF")
For the US$1,055 RCF, US$250 of commitments maturing in March 2024 and were repaid during February 2024, and in March 2024, the remaining amounts outstanding and commitments of US$805, originally due in March 2025, were repaid and the RCF was cancelled.
Announcement of issuance of new shares

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	8

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
On March 1, 2024, VEON announced the issuance of 92,459,532 ordinary shares, after approval from the Board, to fund its existing and future equity incentive-based compensation plans ("Incentive Plans"). As a result of the issuance, VEON now has 1,849,190,667 issued and outstanding ordinary shares. The issuance of the ordinary shares represents approximately 4.99% of VEON's authorized ordinary shares. The shares are expected to be allocated to the Company's Incentive Plans, which are designed to align the interests of VEON's senior managers and employees with those of its shareholders and to support the company's long-term growth and performance. The shares were initially issued to VEON Holdings B.V. ("VEON Holdings"), a wholly owned subsidiary of the Company (and in accordance with Bermuda law are considered fully issued and outstanding shares), and then subsequently allocated to satisfy awards under the Company's Incentive Plans as and when needed. The ordinary shares were issued at a price of USD 0.001 per share, which is equal to the nominal value of VEON's ordinary shares (refer to Note 10 for further details).
Appointment of PricewaterhouseCoopers N.V. ("PwC Netherlands") as 2023 auditor
On March 14, 2024, VEON announced that it appointed PricewaterhouseCoopers Accountants N.V. for the audit of the Group’s consolidated financial statements for the year ended December 31, 2023 in accordance with International Standards on Auditing (the “ISA Audit”). The delay in appointment due to difficulties that the Company has faced in identifying a suitable auditor due to the material changes in the Group’s portfolio of assets has resulted in a delay in filing its annual report on Form 20-F with the U.S. Securities and Exchange Commission (the “SEC”) and filing its annual report with the Dutch Authority for the Financial Markets (“AFM”).
As a result of the consents obtained from the holders of the VEON Holdings Notes (refer to VEON Holdings B.V consent solicitations to noteholders section for further details), VEON expects to deliver the audited consolidated financial statements for the year ended December 31, 2023, of its subsidiary, VEON Holdings B.V. ("VEON Holdings"), to the holders of the outstanding notes of VEON Holdings (the “VEON Holdings Notes”), in Q4 2024.
VEON increases management's and directors' ownership
On April 12, 2024, VEON announced an increase in management’s and directors' ownership in VEON shares through awards under its existing equity-based compensation plans. VEON is utilizing certain of the 92,459,532 common shares issued to VEON Holdings B.V., as disclosed above, to satisfy the awards made. VEON’s Group Executive Committee ("GEC") received a total of 2,853,375 VEON common shares (equal to 114,135 VEON ADSs) within the scope of the VEON’s Deferred Share plans, and a total of 1,839,895 VEON common shares (equal to 73,596 ADSs) within the scope of the VEON’s Short Term Incentive Plan. The members of the VEON Board of Directors received a total of 1,648,225 VEON common shares (equal to 65,929 ADSs) within the scope of their compensation.
Share-based awards to VEON’s Group Executive Committee ("GEC") and Board of Directors
In January 2024, Mr. Kaan Terzioglu was granted 3,201,250 common shares (equal to 128,050 ADSs) under the Company's 2021 Long-Term Incentive Plan ("LTIP"). In July 2024, these shares vested after meeting the required performance objectives whereby a portion was settled in cash and the remaining shares are expected to be transferred in 2025. In April 2024, Mr. Terzioglu vested 1,431,220 equity-settled common shares (equal to 57,249 ADSs) under the 2021 Deferred Share Plan ("2021 DSP") for Short-Term Incentive ("STI") 2023, which were transferred in June 2024. In June 2024, Mr. Terzioglu also received 2,393,275 common shares (equal to 95,731 ADSs) related to 3,662,240 common shares (equal to 146,490 ADSs) that had vested in September 2023 under the 2021 DSP. The remaining 1,268,965 common shares (equal to 50,759 ADSs) were withheld for tax purposes.

In April 2024, 10,457,359 equity-settled awards in common shares in the Company (equal to 418,294 ADSs) were granted to the GEC under the LTIP. The vesting of these shares is linked to the VEON shares’ relative Target Shareholder Return ("TSR") performance against VEON’s peer group which will be assessed at the end of the three year performance period, on December 31, 2026.

In April 2024, Mr. Joop Brakenhoff was granted and immediately vested in 434,549 equity settled common shares (equal to 17,382 ADSs) under the 2021 DSP for successfully completing key projects. Additionally, 520,519 equity-settled common shares in the Company (equal to 20,821 ADSs) were granted and vested immediately under the same plan for STI 2023. In June 2024, Mr. Brakenhoff received 482,325 common shares (equal to 19,293 ADSs), while 472,743 common shares (equal to 18,910 ADSs) were withheld for tax purposes related to the April 2024 grants. Also, in June 2024, Mr. Brakenhoff received 52,550 common shares (equal to 2,102 ADSs) related to 104,047 common shares (equal to 4,162 ADSs) that vested in December 2023 under the 2021 DSP. The remaining 51,497 common shares (equal to 2,060 ADSs) were withheld for tax purposes.

In April 2024, Ms. Omiyinka Doris was granted and immediately vested in 372,470 equity-settled awards in common shares (equal to 14,899 ADSs) under the 2021 DSP for successfully completing key projects. Additionally, 288,703 equity-settled awards in common shares (equal to 11,485 ADSs) were granted and vested immediately under the 2021 DSP in April 2024 for STI 2023. In June 2024, 333,900 common shares (equal to 13,356 ADSs) of the vested awards were transferred to Ms. Omiyinka Doris while 327,273 common shares (equal to 13,091 ADSs) were withheld for tax purposes.

In April 2024, VEON granted a total of 1,821,475 equity-settled awards and 3,095,300 cash-settled awards in common shares (equal to 72,859 and 123,812 ADSs, respectively) under the 2021 DSP to its current and former Board of Directors. By June

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	9

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
2024, 1,648,225 of the equity-settled common shares (equal to 65,929 ADSs) were vested and transferred to the Board members and 173,250 common shares (equal to 6,930 ADSs) were withheld for tax purposes.
VEON Holdings B.V consent solicitations to noteholders
In April 2024, VEON launched a consent solicitation process to its noteholders, seeking their consent for certain proposals regarding its notes. The most notable proposals were to extend the deadline for the provision of audited consolidated financial statements of the Issuer for the years ended 2023 and 2024 on a reasonable best effort by December 31, 2024 and by December 31, 2025, respectively, and to halt further payments of principal or interest on the notes of the relevant series that remain outstanding.

Consent was achieved on the April 2025, June 2025, and November 2027 notes and VEON Holdings subsequently issued new notes for April 2025, June 2025, and November 2027 to the noteholders (“New Notes”) who participated in the consent process. The original notes (“Old Notes”) were exchanged for the new notes and subsequently (economically) cancelled. For the September 2025 and September 2026 notes VEON Holdings was unable to achieve consent; however, VEON Holdings B.V. subsequently redeemed these notes in June 2024 (Refer to the Make Whole call section below).

VEON Holdings B.V. has continued and will need to continue to provide the remaining holders of old notes maturing in April 2025, June 2025 and November 2027 further opportunities to convert their old notes into corresponding New April 2025, June 2025 and November 2027 notes.

As of June 30, 2024, US$1,551 of New April 2025, June 2025 and November 2027 notes were outstanding and there were US$134 of remaining old notes subject to potential conversion to new notes.

Following further conversions in July and August 2024, US$20 equivalent of April 2025, June 2025 and November 2027 old notes exchanged for new notes. As of August 28, 2024, the equivalent amount of new notes outstanding is US$1,565 and the remaining old notes that are subject to potential conversion to new notes is US$113.

VEON Holdings is not required to make any further principal or coupon payments under these old notes.
Make-whole call
In June 2024, VEON Holdings B.V. executed an early redemption of the September 2025 and September 2026 notes. These notes were fully repaid on June 18, 2024. Aggregate cash outflow including premium was RUB 5 billion (US$53).
Appointment of UHY LLP as auditors
On May 29, 2024, VEON announced the appointment of UHY LLP (UHY) as the independent registered public accounting firm for the audit of the Group’s consolidated financial statements for the year ended December 31, 2023 in accordance with the standards established by the Public Company Accounting Oversight Board (United States) (the “PCAOB Audit”).
VEON Receives Extension from Nasdaq for 20-F Filing
On May 20, 2024, VEON received a notification letter from the Listing Qualifications Department of The Nasdaq Stock Market (“Nasdaq”) indicating that, as a result of the Company’s delay in filing its Annual Report on Form 20-F for the year ended December 31, 2023 (the “2023 20-F”), the Company is not in compliance with the timely filing requirements for continued listing under Nasdaq Listing Rule 5250(c)(1).
The Company had previously shared the expected delay in its 2023 20-F filing with a press release dated March 14, 2024, and subsequently filed its Notification of Late Filing on Form 12b-25 with the U.S. Securities and Exchange Commission on May 1, 2024 (the “Notification of Late Filing”). As described in these disclosures, the delay in the Company’s 2023 20-F filing is due to the continued impact of challenges faced by the Company in connection with the timely appointment of an independent auditor that meets the requirements for a Public Company Accounting Oversight Board (“PCAOB”) audit following VEON’s exit from Russia.
The Company submitted a plan to regain compliance under Nasdaq Listing Rule 5250(c)(1) (the “Listing Rules”) and requested an exception of up to 180 calendar days, or until November 11, 2024, to regain compliance. On July 9, 2024, the Company announced that Nasdaq granted the Company an exception, enabling it to regain compliance with the Listing Rules by filing its 2023 annual report on 20-F on or before November 11, 2024.
The Company confirms that, as previously announced, it continues to work diligently together with UHY in order to complete and file its 2023 20-F in the fourth quarter of 2024 on or before the extension deadline.
VEON Announces Its New Board
On May 31, 2024, VEON held its Annual General Meeting (AGM), during which the Company’s shareholders approved the recommended slate of seven directors as VEON’s new Board of Directors (the “Board”). The new members consist of former U.S. Secretary of State Michael R. Pompeo, Sir Brandon Lewis and Duncan Perry, who will serve alongside the incumbent directors Augie K. Fabela II, Andrei Gusev, Michiel Soeting and VEON Group CEO Kaan Terzioglu on the Board.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	10

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Cybersecurity incident in Ukraine
On December 12, 2023, VEON announced that the network of its Ukrainian subsidiary Kyivstar had been the target of a widespread external cyber-attack causing a technical failure. This resulted in a temporary disruption of Kyivstar's network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, amongst others, for Kyivstar customers in Ukraine and abroad. The Company’s technical teams, working relentlessly and in collaboration with the Ukrainian law enforcement and government agencies and the Security Service of Ukraine, restored services in multiple stages starting with voice and data connectivity. On December 19, 2023, VEON announced that Kyivstar had restored services in all categories of its communication services, and that mobile voice and internet, fixed connectivity and SMS services as well as the MyKyivstar self-care application were active and available across Ukraine.
After stabilizing the network, although there was no legal obligation to do so, Kyivstar immediately launched offers to thank its customers for their loyalty, initiating a “Free of Charge” program offering one month of free services on certain types of contracts. Furthermore, on December 21, 2023, Kyivstar announced a donation of UAH 100 million (US$3) would be made towards Ukrainian charity initiatives.
Largely due to the limited period during which the critical services were down, there was no material financial impact on our consolidated results for the year ended December 31, 2023 due to these service disruptions, or due to costs associated with additional IT capabilities required for restoring services, replacing lost equipment, or compensating external consultants and partners in 2023. The incident had a significant impact on consolidated revenue results for the six-months ended June 30, 2024 associated with the revenue loss arising from the customer loyalty measures taken by Kyivstar in order to compensate for the inconvenience caused during the disruptions. The impact of these offers on operating revenue for the six-months ended June 30, 2024 was US$46).

As announced on December 12, 2023, VEON and Kyivstar conducted a thorough investigation, together with outside cybersecurity firms, to determine the full nature, extent and impact of the incident and to implement additional security measures to protect against any recurrence. The Ukrainian government also conducted an investigation to support the recovery efforts. All investigations were concluded as of June 30, 2024, and has resulted in an in depth analysis into details of how the attack was executed and how this can be prevented in the future.

Kyivstar has initiated remediation and mitigation actions to reduce current risks and establish a robust framework to withstand evolving cyber threats, ensure business continuity and maintain customer trust by investing in immediate response actions, enhanced security infrastructure, proactive threat management, compliance with cybersecurity regulations and standards, employee awareness, and long-term adaptive measures. Further, VEON Group has executed a group-wide assessment of cybersecurity maturity in alignment with the U.S. National Institute of Standards and Technology Cybersecurity Framework 2.0 (NIST2).
For other significant investing and financing activities during the six-month period ended June 30, 2024, refer to the sections "Investing activities of the Group" and "Financing activities of the Group" included here within.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	11

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
OPERATING ACTIVITIES OF THE GROUP
2    SEGMENT INFORMATION
Management analyzes the Company’s operating segments separately because of different economic environments and stages of development in different geographical areas, requiring different investment and marketing strategies.
Management evaluates the performance of the Company’s segments on a regular basis, primarily based on earnings before interest, tax, depreciation, amortization, impairment, gain / loss on disposals of non-current assets, other non-operating gains / losses and share of profit / loss of joint ventures and associates (“Adjusted EBITDA”) along with assessing the capital expenditures excluding certain costs such as those for telecommunication licenses and right-of-use assets (“CAPEX excl. licenses and ROU”). Management does not analyze assets or liabilities by reportable segments.
Reportable segments in accordance with IFRS 8, Operating Segments, consist of Pakistan, Ukraine, Kazakhstan, Uzbekistan and Bangladesh.
We also present our results of operations for “Others” and “HQ and eliminations” separately, although these are not reportable segments. “Others” represents our operations in Kyrgyzstan (refer to Note 4) and “HQ and eliminations” represents transactions related to management activities within the Group.
Financial information by reportable segment for the six and three-month periods ended June 30, is presented in the following tables. Inter-segment transactions are not material, and are made on terms which are comparable to transactions with third parties.
For the six-month period ended June 30:

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2024	2023*	2024	2023	2024	2023	2024	2023*	2024	2023*

Pakistan	597	502	13	—	5	2	53	36	668	540
Ukraine	394	435	25	26	—	—	5	3	424	464
Kazakhstan	343	279	83	72	6	5	7	7	439	363
Uzbekistan	133	129	—	—	—	—	—	—	133	129
Bangladesh	279	278	—	—	—	—	3	4	282	282
Others	27	26	—	—	—	—	—	—	27	26
HQ and eliminations	(2)	(3)	(2)	(1)	—	—	—	—	(4)	(4)

Total segments	1,771	1,646	119	97	11	7	68	50	1,969	1,800
*    Certain prior period comparatives have been represented to conform with the current year presentation in Pakistan within other revenue and service revenue.

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2024	2023	2024	2023

Pakistan	301	250	71	50
Ukraine	235	274	85	56
Kazakhstan	243	196	50	42
Uzbekistan	48	56	57	36
Bangladesh	96	105	35	67
Others	9	10	7	4
HQ and eliminations	(86)	(91)	(2)	3

Total segments	846	800	303	258

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	12

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
For the three-month period ended June 30:

	Service revenue				Sale of equipment and accessories		Other revenue		Total Revenue
	Mobile		Fixed
	2024	2023*	2024	2023	2024	2023	2024	2023*	2024	2023*

Pakistan	312	252	7	—	3	—	26	18	348	270
Ukraine	220	221	14	13	—	—	3	2	237	236
Kazakhstan	176	145	42	36	3	3	5	4	226	188
Uzbekistan	67	66	—	—	—	—	—	—	67	66
Bangladesh	140	142	—	—	—	—	2	2	142	144
Others	13	13	—	—	—	—	—	—	13	13
HQ and eliminations	(2)	(1)	(2)	—	—	—	(2)	—	(6)	(1)

Total segments	926	838	61	49	6	3	34	26	1,027	916
*    Certain prior period comparatives have been represented to conform with the current year presentation in Pakistan within other revenue and service revenue.

	Adjusted EBITDA		CAPEX exc. licenses and ROU
	2024	2023	2024	2023

Pakistan	158	128	52	35
Ukraine	140	139	57	36
Kazakhstan	125	104	30	26
Uzbekistan	24	28	17	28
Bangladesh	52	55	21	36
Others	4	5	5	3
HQ and eliminations	(43)	(44)	(2)	5

Total segments	460	415	180	169

The following table provides the reconciliation of Profit / (loss) before tax from continuing operations to Total Adjusted EBITDA for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2024	2023	2024	2023
Profit before tax from continuing operations	261	224	142	188
Adjustments to reconcile Profit / (loss) before tax to Total Adjusted EBITDA
Depreciation	264	261	130	133
Amortization	100	104	50	51
Impairment loss / (reversal)	2	(11)	1	(7)
(Gain) / loss on disposal of non-current assets	1	(1)	1	(1)
(Gain) / loss on disposal of subsidiaries	—	—	—	(3)
Finance costs	249	280	117	140
Finance income	(22)	(33)	(11)	(17)
Other non-operating (gain) / loss	(21)	(14)	(6)	(12)
Net foreign exchange (gain) / loss	12	(10)	36	(57)

Total Adjusted EBITDA	846	800	460	415

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	13

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
3    INCOME TAXES
Income tax expense is the total of the current and deferred income taxes. Current income tax is the expected tax expense, payable or receivable on taxable income or loss for the period, using tax rates enacted or substantively enacted at the reporting date, and any adjustment to tax payable or receivable in respect of previous years. Deferred income tax is the tax asset or liability resulting from a difference in income recognition between enacted or substantively enacted local tax law and group IFRS accounting.
Income tax expense consisted of the following for the six and three-month periods ended June 30:

	Six-month period		Three-month period
	2024	2023	2024	2023
Current income taxes	(147)	(141)	(90)	(78)
Deferred income taxes	53	78	37	38
Income taxes	(94)	(63)	(53)	(40)
Effective tax rate	(36.0)%	(28.1)%	(37.3)%	(21.3)%
The difference between the statutory tax rate in the Netherlands (25.8%) and the effective corporate income tax rate for the Group in the six and three-month periods ended June 30, 2024 (36.0)% and (37.3)%, respectively, was primarily driven by a number of non-deductible expenses of US$14 incurred by the Group in various countries, as well as withholding taxes on dividends from our operating companies of US$12, and a change in deferred tax assets which have not been recognized by US$24.
The difference between the statutory tax rate in the Netherlands (25.8%) and the effective corporate income tax rate for the Group in the six and three-month periods ended June 30, 2023 (28.1)% and (21.3)%, respectively was primarily driven by a number of non-deductible expenses of US$22 incurred by the Group in various countries, which are recorded in our consolidated income statement, as well as tax uncertainties of US$2 and withholding taxes on interest from our operating companies of US$17.
Global Minimum Tax
The Group is in scope of the enacted Pillar Two legislation and has performed an assessment of the Group’s exposure to Pillar Two income taxes. The assessment of the potential exposure to Pillar Two income taxes is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities in the Group. Based on the assessment, the Pillar Two effective tax rates in majority of jurisdictions in which the Group operates are above 15%. However, there are a limited number of jurisdictions where the transitional safe harbor relief does not apply and the Pillar Two effective tax rate is close to 15%. The Group does not expect a material exposure to Pillar Two income taxes in those jurisdictions.
The Group has accumulated US$9,580 of tax losses and US$175 of other tax attributes in various jurisdictions which can be taken into account for Pillar Two purposes.
The Group has applied the IAS 12 exception to recognizing and disclosing information about deferred tax assets and liabilities related to Pillar Two income taxes.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	14

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
INVESTING ACTIVITIES OF THE GROUP
4    SIGNIFICANT TRANSACTIONS
During the six-month period ended June 30, 2024
VEON announces sale of stake in Beeline Kyrgyzstan
On March 26, 2024, VEON announced that it signed a share purchase agreement ("SPA") for the sale of its 50.1% indirect stake in Beeline Kyrgyzstan to CG Cell Technologies, which is wholly owned by CG Corp Global for cash consideration of US$32. Completion of the sale of VEON’s stake in Beeline Kyrgyzstan, which is held by VIP Kyrgyzstan Holding AG (an indirect subsidiary of the Company), is subject to customary regulatory approvals and preemption right of the Government of Kyrgyzstan in relation to acquisition of the stake. VEON is currently liaising with Kyrgyzstan public authorities regarding the regulatory approvals and the Government’s preemption right.

As a result of this anticipated transaction and assessment that control of the Kyrgyzstan operations will be transferred, as from the date of the SPA signing, the Company classified its Kyrgyzstan operations as held for sale. Following the classification as held for sale, the Company no longer accounts for depreciation and amortization for Kyrgyzstan operations. Refer to Note 5 for the detailed breakdown of the assets and liabilities held for sale relating to the Kyrgyzstan operations.
Sale of TNS+ in Kazakhstan
On May 28, 2024, VEON announced that it signed share purchase agreement ("SPA") for the sale of its 49% stake in Kazakh wholesale telecommunications infrastructure services provider, TNS Plus LLP (TNS+), included within the Kazakhstan operating segment, to its joint venture partner, the DAR group of companies for the sale consideration of US$138. The closing of the transaction is subject to customary regulatory approvals in Kazakhstan. As a result of this anticipated transaction and assessment that control of TNS+ will be transferred, as from the date of the SPA signing, the Company classified its TNS+ operations as held for sale. Following the classification as held for sale, the Company no longer accounts for depreciation and amortization for TNS+ operations. Refer to Note 5 for the detailed breakdown of the assets and liabilities held for sale relating to the TNS+ operations.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	15

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
5    HELD FOR SALE AND DISCONTINUED OPERATIONS
HELD FOR SALE during six-month period ended June 30, 2024
As disclosed in Note 4, the following table provides the details over assets and liabilities classified as held-for-sale as of June 30, 2024:

	Kyrgyzstan	TNS-Plus LLP	Total
Property and equipment	26	43	68
Intangible assets excl. goodwill	8	1	9
Other non-current assets	3	2	5

Other current assets
Inventories	1	—	1
Trade and other receivables	5	19	24
Cash and cash equivalents	18	15	33
Other current assets	7	3	10
Total assets held for sale	68	83	150

Non-current liabilities
Debt and Derivatives - NCL	6	2	8
Other non-current liabilities	—	4	4

Current liabilities
Trade and other payables	11	10	21
Other non-financial liabilities	6	12	18
Total liabilities held for sale	23	28	51

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	16

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Sale of stake in Beeline Kyrgyzstan
Net assets of the held for sale operations of Kyrgyzstan include US$99 of cumulative currency translation losses as of June 30, 2024, which is accumulated in equity through other comprehensive income and will be recycled through the consolidated income statement upon the completion of the sale.
The fair value less cost of disposal (“FVLCD”) for the Kyrgyzstan operations as of June 30, 2024 was based on the sales consideration as reflected in the SPA signed on March 26, 2024 (Level 2 in the fair value hierarchy). The fair value represented by the SPA exceeded the carrying value of the Kyrgyzstan CGU as of June 30, 2024, therefore no impairment was recorded. There were no triggering events indicating any impairment or decline in the fair value of Kyrgyzstan operations subsequent to its measurement as held for sale.
Sale of TNS+ in Kazakhstan
Net assets of the held for sale for TNS+ operations include US$43 of cumulative currency translation losses as of June 30, 2024, which is accumulated in equity through other comprehensive income and will be recycled through the consolidated income statement upon the completion of the sale.
The fair value less cost of disposal (“FVLCD”) for TNS-Plus LLP operations as of June 30, 2024 was based on the sales consideration as reflected in the SPA signed on May 28, 2024 (Level 2 in the fair value hierarchy). The fair value represented by the SPA exceeded the carrying value of the TNS-Plus LLP operations as of June 30, 2024, therefore no impairment was recorded. There were no triggering events indicating any impairment or decline in the fair value of TNS-Plus LLP operations subsequent to its measurement as held for sale.

HELD FOR SALE during six-month period ended June 30, 2023
Sale of Russia operations
On November 24, 2022, VEON entered into the Share Purchase Agreement (“SPA”) to sell VEON’s Russian operations to certain senior members of the management team of PJSC VimpelCom (“VimpelCom”), led by its current CEO, Aleksander Torbakhov. Under the agreement, the purchase price consideration of RUB 130 billion (approximately US$1,294 on October 9, 2023), which was expected to be settled primarily by VimpelCom taking on and discharging certain VEON Holdings B.V.’s debt, thus significantly deleveraging VEON’s balance sheet. The SPA contained provisions amongst others that in the event VimpelCom acquires VEON Holdings B.V.’s debt in excess of the sales consideration, VEON will work with the purchasers to satisfy its obligations to them as a bondholder. The transaction was subject to certain closing conditions including the receipt of requisite regulatory approvals and licenses from relevant government authorities in Russia and Western jurisdictions (United States, United Kingdom, European Union, and Bermuda) for the proposed structure of the sale.
On November 24, 2022, the signing date of the SPA, the Company classified its Russian operations as a disposal group held-for-sale and discontinued operations. Following the classification as disposal group held-for-sale, the Company did not account for depreciation and amortization expenses of Russia’s assets.
On September 13, 2023, VEON agreed with the buyer, owned by certain senior members of PJSC VimpelCom’s management team, amendments to the SPA, which had no material impact on the economic terms of the original transaction announced on November 24, 2022. With the amendments to the sale agreement, the entire consideration for the sale was agreed to be satisfied by transferring the agreed value of VEON Holdings bonds acquired by PJSC VimpelCom to a wholly owned subsidiary of VEON Holdings (Unitel LLC) on or prior to the closing of the sale, which will hold such notes until their cancellation or maturity. U.S. and other regulatory approvals were received for the transfer of approximately 95% of such VEON Holdings bonds. The remaining VEON Holdings bonds will be transferred as soon as the outstanding regulatory approval have been obtained. As of September 30, 2023, US$274 of VEON Holdings bonds were transferred to Unitel LLC from PJSC VimpelCom.
On October 9, 2023, VEON announced the completion of its exit from Russia with closing of the sale of its Russian operations. Upon completion of the sale, control of VimpelCom was transferred to the buyer, and accordingly, a loss of US$3.7 billion recorded within “Profit / (loss) after Tax from Discontinued Operations” in the Consolidated Income Statement was recognized, primarily due to US$3.4 billion of cumulative currency translation losses which accumulated in equity through other comprehensive income and recycled through the consolidated income statement on the date of the disposal. Additionally, the remaining agreed amount of the bonds of VEON Holdings acquired by PJSC VimpelCom representing an aggregate total nominal value of US$1,576 were transferred to Unitel LLC (a wholly owned subsidiary of the Company) and offset against the purchase consideration of RUB 130 billion (approximately US$1,294 on October 9, 2023). The remaining deferred consideration of US$72 as of December 31, 2023 will be offset against VEON Holdings bonds acquired by PJSC VimpelCom representing a nominal value of US$72, subject to regulatory approval. The regulatory approval in June 2024, to offset the remaining deferred purchase price for PJSC VimpelCom in July 2024.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	17

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)

The following table shows the profit/(loss) and other comprehensive income relating to Russia operations for the six-month period ended June 30, 2023:

Six-month period
Income statement and statement of comprehensive income	2023

Operating revenue	1,881
Operating expenses	(1,355)
Other expenses	(2)
Profit / (loss) before tax for the period	524
Income tax benefit / (expense)	(54)
Profit / (loss) after tax for the period	470

Other comprehensive income / (loss) *	(246)
Total comprehensive income / (loss)	224

* Other comprehensive income is relating to the foreign currency translation of discontinued operations.

Russia impairment losses 2023

As of June 30, 2023, VEON recorded an impairment of US$281 against the carrying value of goodwill in Russia, resulting in a reduced carrying value of US$168 at the reporting date of which the VEON share amounts to US$152, excluding non-controlling interest.

The recoverable amount of the net assets held for sale of US$152 as of June 30, 2023 was determined based on the fair value less costs of disposal and represents the remaining portion of the sales proceeds as per SPA (Level 2 in the fair value hierarchy). This equates to the value of the VEON bonds remaining to be purchased by PJSC VimpelCom to reach the sales consideration of RUB 130 billion.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	18

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
6    PROPERTY AND EQUIPMENT
The following table summarizes the movement in the net book value of property and equipment for the six-month period ended June 30:

	2024	2023

Balance as of January 1	2,921	2,848

Additions	397	378
Disposals	(22)	(12)
Divestment and reclassification as held for sale	(63)	—
Depreciation	(267)	(261)
(Impairment) / reversal of impairment	(1)	13
Currency translation	(95)	(240)
Other	(2)	—

Balance as of June 30	2,868	2,726

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	19

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
7    INTANGIBLE ASSETS
The following table summarizes the movement in the net book value of intangible assets, including goodwill for the six-month period ended June 30:

	2024	2023

Balance as of January 1	1,619	1,960

Additions	38	41
Disposals and write offs	(3)	—
Divestment and reclassification to held for sale	(8)	—
Amortization	(100)	(104)
Currency translation	(34)	(236)
Other	2	(1)

Balance as of June 30	1,514	1,660
Goodwill
Included within total intangible asset movements for the six-month period ended June 30, 2024, as shown above, are the following movements in goodwill for the group, per cash generating unit ("CGU"):

CGU	June 30, 2024	Currency translation	January 1, 2024

Pakistan	181	2	179
Kazakhstan	125	(4)	129
Uzbekistan	30	(1)	31
Ukraine	9	(1)	10

Total	345	(4)	349
Impairment analysis
Goodwill is tested for impairment annually or when circumstances indicate the carrying value may be impaired. When reviewing for indicators of impairment in interim periods, the Company considers, among other things, the relationship between its market capitalization and its book value, as well as the weighted average cost of capital and the quarterly financial performance of each cash-generating unit ("CGU"). Refer to the table above for an overview of the carrying value of goodwill per CGU.
VEON performed its annual impairment testing at September 30, 2023. For further details regarding calculations and assumptions used for impairment testing, refer to the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2022, and once available, the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2023 (which are expected to be published in the last quarter of 2024 due to the delay the Group experienced in appointing an auditor for 2023).
Impairment losses in 2024

The Company performed an assessment of whether a goodwill impairment existed in any of the CGUs during the six-month period ended June 30, 2024. Based on the analysis performed, no impairment was identified for any CGU's.

The Company also performed impairment testing for the Bangladesh CGU during the six-month period ended June 30, 2024. Based on the testing performed, no tangible and intangible asset impairment loss was recorded.

Impairment losses in 2023
The Company performed an assessment of whether a goodwill impairment exists in any of the CGUs during the six-month period ended June 30, 2023. Based on the analysis performed, no impairment was identified for any CGUs.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	20

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
FINANCING ACTIVITIES OF THE GROUP
8    INVESTMENTS, DEBT AND DERIVATIVES
The Company holds the following investments and derivative assets:

	June 30, 2024	December 31, 2023

At fair value
Other investments	33	49
	33	49

At amortized cost
Security deposits and cash collateral	128	103
Bank deposits	2	3
Other investments	470	339
	600	445

Total investments and derivatives	633	494
Non-current	62	61
Current	571	433
Security deposits and cash collateral

Security deposits and cash collateral measured at amortized cost mainly consist of restricted bank deposits of US$56 (2023: US$39) and restricted cash of US$63 (2023: US$57) at our banking operations in Pakistan and our operating company in Ukraine, respectively.
Other Investments

Other investments measured at amortized cost include a US$64 (2023: US$64) loan granted by VIP Kazakhstan Holdings AG to minority shareholder Crowell Investments Limited, US$258 (2023: US$150) sovereign bonds held by our operating company in Ukraine, US$88 (2023:US$84) deferred receivable from sale of Russia and US$31 (2023: US$26) short term lending at our banking operations in Pakistan.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	21

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
The Company holds the following debt and derivative liabilities:

	June 30, 2024	December 31, 2023

At fair value
Derivatives not designated as hedges	—	1
	—	1
At amortized cost
Borrowing, of which	2,950	3,707
i) Principal amount outstanding	2,774	3,559
ii) Other Borrowings	176	148
Interest accrued	81	84
Discounts and unamortized fees	(12)	(6)
Bank loans and bonds	3,019	3,785

Lease liabilities	1,000	977
Other financial liabilities	320	394
	4,339	5,156

Total debt and derivatives	4,339	5,157
Non-current	2,987	3,467
Current	1,352	1,690
Other borrowings include long-term capex accounts payables of US$113 (2023: US$88), deferred consideration of US$72 (2023: US$72) related to the sale of Russian operations (refer to Note 14 for further details), and its related foreign currency exchange gain of US$9 (2023: US$12).
Significant changes in financial assets and financial liabilities
The increase in financial assets is mainly attributable to additional purchase of sovereign bonds by our operating company in Ukraine, while the decrease in financial liabilities is due to the repayment of the VEON Holdings B.V. RCF offset by new loan facilities in Pakistan and Bangladesh (refer to section below) during the six-month period ended June 30, 2024. Furthermore, there were no changes in risk management policies as disclosed in the Group’s annual consolidated financial statements as of and for the year ended December 31, 2022.
Financing activities during the six-month period ended June 30, 2024
Banglalink Digital Communications Ltd. ("BDCL") syndicated credit facility
BDCL utilized remaining BDT 3 billion (US$27) under existing syndicate credit facility of BDT 8 billion (US$73) during January 2024 and February 2024.
Repayment of Revolving Credit Facility ("RCF")
For the US$1,055 RCF, US$250 of commitments maturing in March 2024 and were repaid during February 2024, and in March 2024, the remaining amounts outstanding and commitments of US$805, originally due in March 2025, were repaid and the RCF was cancelled.
Issuance of PKR bond by Pakistan Mobile Communication Limited ("PMCL")
In April 2024, Pakistan Mobile Communication Limited ("PMCL") issued short term PKR bond of PKR 15 billion (US$52) with a maturity of six months. Coupon rate is 3 months Karachi Interbank Offered Rate (KIBOR) plus 25 bps per annum.
Pakistan Mobile Communication Limited ("PMCL") syndicated credit facility
In May 2024, PMCL secured a syndicated credit facility of up to PKR 75 billion (US$270) including green shoe option of PKR 15 billion with a tenure of 10 years. PMCL withdrew currently committed amount of PKR 43 billion (US$154) from this facility through drawdowns in May and June 2024 with a further PKR 22 billion (US$78) drawn in July 2024.
Pakistan Mobile Communication Limited ("PMCL") Bilateral credit facilities
In May 2024, PMCL utilized PKR 15 billion (US$54) from three other bilateral ten years credit facilities of PKR 5 billion (US$18)

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	22

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
each.
VEON Holdings B.V consent solicitations to noteholders
In April 2024, VEON launched a consent solicitation process to its noteholders, seeking their consent for certain proposals regarding its notes. The most notable proposals were to extend the deadline for the provision of audited consolidated financial statements of the Issuer for the years ended 2023 and 2024 on a reasonable best effort by December 31, 2024 and by December 31, 2025, respectively, and to halt further payments of principal or interest on the notes of the relevant series that remain outstanding.

Consent was achieved on the April 2025, June 2025, and November 2027 notes and VEON Holdings subsequently issued new notes for April 2025, June 2025, and November 2027 to the noteholders (“New Notes”) who participated in the consent process. The original notes (“Old Notes”) were exchanged for the new notes and subsequently (economically) cancelled. For the September 2025 and September 2026 notes VEON Holdings was unable to achieve consent; however, VEON Holdings B.V. subsequently redeemed these notes in June 2024 (Refer to the Make Whole call section below).

VEON Holdings B.V. has continued and will need to continue to provide the remaining holders of Old Notes maturing in April 2025, June 2025 and November 2027 further opportunities to convert their old notes into corresponding New April 2025, June 2025 and November 2027 notes.

As of June 30, 2024, US$1,551 of New April 2025, June 2025 and November 2027 notes were outstanding and there were US$134 of remaining old notes subject to potential conversion to new notes.

Following further conversions in July and August 2024, US$20 equivalent of April 2025, June 2025 and November 2027 old notes exchanged for new notes. As of August 28, 2024, the equivalent amount of new notes outstanding is US$1,565 and the remaining old notes that are subject to potential conversion to new notes is US$113.

VEON Holdings is not required to make any further principal or coupon payments under these old notes.
Make-whole call
In June 2024, VEON Holdings B.V. executed an early redemption of the September 2025 and September 2026 notes. These notes were fully repaid on June 18, 2024. Aggregate cash outflow including premium was RUB 5 billion (US$53).
Financing activities during the six-month period ended June 30, 2023
VEON’s Scheme of creditors
Following the announcement made by VEON on November 24, 2022 to launch a scheme of arrangement to extend the maturity of the 2023 Notes, the initial proposed scheme was amended on January 11, 2023 and on January 24, 2023, the Scheme Meeting was held and the amended Scheme was approved by 97.59% of the Scheme creditors present and voting.
On January 30, 2023, VEON announced that the Scheme Sanction Hearing had taken place, at which the Court made an order sanctioning the Scheme in respect of VEON Holdings' 2023 Notes (the “Order”). On January 31, 2023, VEON confirmed that the Order had been delivered to the Registrar of Companies and became effective. The amendments to the 2023 Notes were subject to the receipt of relevant licenses to become effective, at which time the maturity dates of the February 2023 and April 2023 notes will be amended to October and December 2023, respectively.
On April 3, 2023, VEON announced that each of the conditions has been satisfied in accordance with the terms of the Scheme, including receipt of all authorizations and/or licenses necessary to implement the amendments to the 2023 Notes (as set out in the Scheme). On April 4, 2023, the Scheme became effective.
Pursuant to the amendments, Noteholders are entitled to payment of an amendment fee of 200bps payable on the 2023 Notes outstanding on their respective amended maturity dates and a put right will be granted requiring VEON Holdings to repurchase 2023 Notes held by 2023 Noteholders exercising such right, at a purchase price of 102% of the principal amount (“2023 Put Option”), together with accrued and unpaid interest. The 2023 Put Option closed on April 19, 2023 with holders of US$165 of the October 2023 Notes and holders of US$294 of the December 2023 Notes exercising the Put Option.
On April 20, 2023, VEON announced that subject to the terms of the 2023 Put Option, VEON Holdings will pay to the Holders of Notes accepted for purchase the Repurchase Price for their Notes on April 26, 2023.
We accounted for the scheme of arrangement as a modification of the amortized cost of the 2023 Notes and in Q2 recognized a US$20 finance gain that will reverse over the remainder of the year and not have any full year impact.
Purchase of VEON Group Debt

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	23

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
During the six months ended June 30, 2023, PJSC VimpelCom independently purchased US$1,572 equivalent of VEON Holdings B.V. Notes in order to satisfy certain Russian regulatory obligations. These Notes were reclassified to intercompany debt with the equivalent reduction in gross debt for VEON Group. PJSC VimpelCom has funded the purchase primarily by issuing new notes of longer maturity which is reflected in 'Liabilities Held for Sale' on the interim condensed consolidated statement of financial position.
VEON US$1,250 million multi-currency revolving credit facility agreement
On April 20, 2023 and May 30, 2023, the outstanding amounts under RCF facility have been rolled-over until October, US$692 and November, US$363, 2023.
Ukraine prepayment
In April 2023, Kyivstar fully prepaid its external debt which included a UAH 1,400 million (US$38) loan with Raiffeisen Bank and UAH 760 million loan with OTP Bank (US$21).
PMCL syndicated credit facility
Pakistan Mobile Communication Limited ("PMCL") fully utilized the remaining PKR 10 billion (US$41) under existing PKR 40 billion facility through drawdowns in January and April 2023.
Fair values
The carrying amounts of all financial assets and liabilities are equal to or approximate their respective fair values as shown in the table above within this note, with the exception of:
•'Bank loans and bonds, including interest accrued', for which fair value is equal to US$2,636 at June 30, 2024 (December 31, 2023: US$3,333); and
•'Lease liabilities', for which fair value has not been determined.
Fair values are estimated based on quoted market prices for our bonds, derived from market prices or by discounting contractual cash flows at the rate applicable for the instruments with similar maturity and risk profile. Observable inputs (Level 2) used in valuation techniques include interbank interest rates, bond yields, swap curves, basis swap spreads, foreign exchange rates and credit default spreads.
On a quarterly basis, the Company reviews if there are any indicators for a possible transfer between fair value hierarchy levels. This depends on how the Company is able to obtain the underlying inputs when assessing the fair valuations. During the six-month period ended June 30, 2024, there were no transfers between Level 1, Level 2 and Level 3 fair value measurements.
9    CASH AND CASH EQUIVALENTS
Cash and cash equivalents consisted of the following items:

	June 30, 2024	December 31, 2023

Cash at banks and on hand	369	448
Short-term deposits with original maturity of less than three months	493	1,454
Cash and cash equivalents* (as presented in the consolidated statement of cash flows)	862	1,902
* Cash and cash equivalents include an amount of US$140 (December 31, 2023: US$165) relating to banking operations in Pakistan.
As of June 30, 2024 and December 31, 2023, there was no restricted cash and cash equivalents. Cash balances as of June 30, 2024 include investments in money market funds of US$248 (December 31, 2023: US$1,175).
The imposition of currency exchange controls or other similar restrictions on currency convertibility in the countries in which VEON operates could limit VEON’s ability to convert local currencies or repatriate local cash in a timely manner or at all, as well as remit dividends from the respective countries. As of June 30, 2024, US$155 (2023: US$151) of cash at the level of Ukraine was subject to currency restrictions that limited ability to upstream the cash or make certain payments outside the country, but these balances are otherwise freely available to the Ukrainian operations.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	24

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
10    ISSUED CAPITAL
The following table details the common shares of the Company as of:

	June 30, 2024	December 31, 2023

Authorized common shares (nominal value of US$0.001 per share)	1,849,190,667	1,849,190,667

Issued shares, including 82,871,812 ( 2023: 766,350) shares held by a subsidiary of the Company	1,849,190,667	1,756,731,135

The holders of common shares are, subject to our by-laws and Bermuda law, generally entitled to enjoy all the rights attaching to common shares.
On March 1, 2024, VEON announced the issuance of 92,459,532 ordinary shares, after approval from the Board, and as a result of the issuance, VEON now has 1,849,190,667 issued and outstanding ordinary shares. The shares were initially issued to VEON Holdings B.V., a wholly owned subsidiary of the Company (and in accordance with Bermuda law are considered fully issued and outstanding shares), and then subsequently allocated to satisfy awards under the Company's Incentive Plans as and when needed. The ordinary shares were issued at a price of USD 0.001 per share, which is equal to the nominal value of VEON's ordinary shares.
As of June 30, 2024, 10,354,070 shares held by VEON Holdings B.V. were issued under the Company’s Incentive Plans. For those shares issued to key management personnel and board of directors refer to Note 12.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	25

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
11    DIVIDENDS PAID AND PROPOSED
There were no dividends declared by VEON Ltd. to owners of the equity, in the six-month period ended June 30, 2024 and June 30, 2023, respectively.
The Company makes appropriate tax withholding of up to 15% when dividends are paid to the Company’s share depository, The Bank of New York Mellon. For ordinary shareholders at Euronext Amsterdam, dividends are paid in euro.
There were US$39 and US$30 dividends declared by subsidiaries within the VEON Group to non-controlling interests in the six-month period ended June 30, 2024 and June 30, 2023, respectively.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	26

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
ADDITIONAL INFORMATION
12    RELATED PARTIES
For the six-month period ended June 30, 2024
In January 2024, Mr. Kaan Terzioglu was granted 3,201,250 common shares (equal to 128,050 ADSs) under the Company's 2021 Long-Term Incentive Plan ("LTIP"). In July 2024, these shares vested after meeting the required performance objectives whereby a portion was settled in cash and the remaining shares are expected to be transferred in 2025. In April 2024, Mr. Terzioglu vested 1,431,220 equity-settled common shares (equal to 57,249 ADSs) under the 2021 Deferred Share Plan ("2021 DSP") for Short-Term Incentive ("STI") 2023, which were transferred in June 2024. In June 2024, Mr. Terzioglu also received 2,393,275 common shares (equal to 95,731 ADSs) related to 3,662,240 common shares (equal to 146,490 ADSs) that had vested in September 2023 under the 2021 DSP. The remaining 1,268,965 common shares (equal to 50,759 ADSs) were withheld for tax purposes.

In April 2024, 10,457,359 equity-settled awards in common shares in the Company (equal to 418,294 ADSs) were granted to the GEC under the LTIP. The vesting of these shares is linked to the VEON shares’ relative Target Shareholder Return ("TSR") performance against VEON’s peer group which will be assessed at the end of the three year performance period, on December 31, 2026.

In April 2024, Mr. Joop Brakenhoff was granted and immediately vested in 434,549 equity settled common shares (equal to 17,382 ADSs) under the 2021 DSP for successfully completing key projects. Additionally, 520,519 equity-settled common shares in the Company (equal to 20,821 ADSs) were granted and vested immediately under the same plan for STI 2023. In June 2024, Mr. Brakenhoff received 482,325 common shares (equal to 19,293 ADSs), while 472,743 common shares (equal to 18,910 ADSs) were withheld for tax purposes related to the April 2024 grants. Also, in June 2024, Mr. Brakenhoff received 52,550 common shares (equal to 2,102 ADSs) related to 104,047 common shares (equal to 4,162 ADSs) that vested in December 2023 under the 2021 DSP. The remaining 51,497 common shares (equal to 2,060 ADSs) were withheld for tax purposes.

In April 2024, Ms. Omiyinka Doris was granted and immediately vested in 372,470 equity-settled awards in common shares (equal to 14,899 ADSs) under the 2021 DSP for successfully completing key projects. Additionally, 288,703 equity-settled awards in common shares (equal to 11,485 ADSs) were granted and vested immediately under the 2021 DSP in April 2024 for STI 2023. In June 2024, 333,900 common shares (equal to 13,356 ADSs) of the vested awards were transferred to Ms. Omiyinka Doris while 327,273 common shares (equal to 13,091 ADSs) were withheld for tax purposes.

In April 2024, VEON granted a total of 1,821,475 equity-settled awards and 3,095,300 cash-settled awards in common shares (equal to 72,859 and 123,812 ADSs, respectively) under the 2021 DSP to its current and former Board of Directors. By June 2024, 1,648,225 of the equity-settled common shares (equal to 65,929 ADSs) were vested and transferred to the Board members and 173,250 common shares (equal to 6,930 ADSs) were withheld for tax purposes.
For the six-month period ended June 30, 2023
In February 2023, 52,543 common shares, or the equivalent of 2,102 American Depositary Shares ("ADS"), in the Company were transferred to Mr. Joop Brakenhoff from shares held by a subsidiary of the Company and 51,504 common shares, or 2,060 ADS, were withheld to cover local withholding tax for equity-settled awards granted under the 2021 Deferred Share Plan that vested in 2022.
In March 2023, equity-settled and cash-settled awards were granted to five members of VEON’s Group Executive Committee under the Short-Term Incentive Scheme (154,876 ADS) and the Long-Term Incentive Plan (643,286 ADS).
13    RISKS, COMMITMENTS, CONTINGENCIES AND UNCERTAINTIES
Other than disclosed below and elsewhere in these interim condensed consolidated financial statements, there were no material changes to risks, commitments, contingencies and uncertainties that occurred during the six-month period ended June 30, 2024.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	27

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
VEON is involved in a number of disputes, litigation and regulatory proceedings in the ordinary course of its business pertaining to income tax claims. The total value of these individual income tax claims related contingencies that are able to be quantified amounts to US$355 as at June 30, 2024 (US$287 at December 31, 2023). Due to the high level of estimation uncertainty, it is not practicable for the Company to reliably estimate the financial effect for certain contingencies and therefore no financial effect has been included within the preceding disclosure. The Company does not expect any liability arising from these contingencies to have a material effect on the results of operations, liquidity, capital resources or financial position of the Company, however we note that an unfavorable outcome of some or all of the specific matters could have a material adverse impact on results of operations or cash flows for a particular period. This assessment is based on our current understanding of relevant facts and circumstances. As such, our view of these matters is subject to inherent uncertainties and may change in the future.
14    EVENTS AFTER THE REPORTING PERIOD
Sale of Russian operations deferred consideration settlement
On October 9, 2023, VEON announced the completion of its exit from Russia with closing of the sale of its Russian operations. Upon completion of the sale, control of VimpelCom was transferred to the buyer. Additionally, the agreed amount of the bonds of VEON Holdings acquired by PJSC VimpelCom representing an aggregate total nominal value of US$1,576 were transferred to Unitel LLC (a wholly owned subsidiary of the Company) and offset against the purchase consideration of RUB 130 billion (approximately US$1,294 on October 9, 2023).
The remaining US$72 equivalent bonds were transferred to Unitel LLC, a wholly owned subsidiary of VEON Holdings B.V., upon receipt of the OFAC license in June 2024, to offset the remaining deferred purchase price for PJSC VimpelCom in July 2024.

VEON Announces Intention to Delist from Euronext Amsterdam and Share buyback program
On August 1, 2024, the Company announced its intention to voluntarily delist from Euronext Amsterdam (the “Delisting”). VEON expects the Delisting process to take place in the fourth quarter of 2024, following and subject to the filing of its 2023 annual report on Form 20-F (the “20-F”).
The Company also informed its shareholders and the investment community that it intends to initiate a buyback program for up to US$100 with respect to its American Depositary Shares (“ADS”) following the Delisting. The timing and specifics of the ADS buybacks will be determined by the Company's management and Board of Directors in due course, and will be subject to liquidity considerations, market conditions, applicable legal requirements, and other factors.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	28

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
15    BASIS OF PREPARATION OF THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
BASIS OF PREPARATION
The interim condensed consolidated financial statements for the six and three-month periods ended June 30, 2024 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board ("IASB"). The term "income statement" as used in these financial statements is considered interchangeable with the term "statement of profit and loss" as defined in IAS 1 Presentation of Financial Statements.
The interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements and should be read in conjunction with the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2022, and once available, the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2023 (which are expected to be published in the last quarter of 2024 due to the delay the Group experienced in appointing an auditor for 2023).
The preparation of these interim condensed consolidated financial statements has required management to apply accounting policies and methodologies based on complex and subjective judgments, estimates based on past experience and assumptions determined to be reasonable and realistic based on the related circumstances. The use of these judgments, estimates and assumptions affects the amounts reported in the statement of financial position, income statement, statement of cash flows, statement of changes in equity, as well as the notes. The final amounts for items for which estimates and assumptions were made in the consolidated financial statements may differ from those reported in these statements due to the uncertainties that characterize the assumptions and conditions on which the estimates are based.
Ongoing War Between Ukraine and Russia
As of August 30, 2024, hostilities continue in Ukraine. Currently, we have 24 million subscribers in Ukraine, where they are supported by 4,000 employees. VEON’s priority is to protect the safety and well-being of our employees and their families. We have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel to other geographies and add new locations, as appropriate. As of August 30, 2024, most of our Ukraine subsidiary’s employees remain in the country. As of August 30, 2024, millions of people have fled Ukraine and the country has sustained significant damage to infrastructure and assets.
As the war persists, we could lose a greater percentage of our customer base in Ukraine. If Ukrainian refugees choose to relocate permanently outside of Ukraine and switch to local providers, this could have a significant impact on their use and spending on our services. Due to the efforts of our Ukrainian team as well as collaboration with other telecommunications operators in the region, network capacity has remained stable with minimal disruptions since the beginning of the war. On December 12, 2023, VEON announced that the network of its Ukrainian subsidiary Kyivstar had been the target of a widespread external cyber-attack, causing a technical failure. This resulted in a temporary disruption of Kyivstar's network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, amongst others, for Kyivstar customers in Ukraine and abroad. The Company’s technical teams, working relentlessly and in collaboration with the Ukrainian law enforcement agencies, the Security Service of Ukraine and government agencies, restored services in multiple stages starting with voice and data connectivity. On December 19, 2023, VEON announced that Kyivstar had restored services in all categories of its communication services, with mobile voice and internet, fixed connectivity, SMS and MyKyivstar self-care application active and available across Ukraine. Refer to Note 1 for further details. We have incurred and will continue to incur additional expenditures to maintain and repair our mobile and fixed-line telecommunications infrastructure in Ukraine as a result of any damage inflicted on our infrastructure due to the ongoing war, as well as for security, increased energy costs, and related operational and capital expenditures. In addition, our ability to provide services in Ukraine may be impaired if we are unable to maintain key personnel within Ukraine and/or our infrastructure within Ukraine is significantly damaged or destroyed.
In response to the events in Ukraine, the United States, European Union (and individual EU member states) and, the United Kingdom, as well as other countries have imposed wide-ranging economic sanctions and trade restrictions which have targeted individuals and entities as well as large aspects of the Russian economy, including freezing the assets of Russia’s central bank, other Russian financial institutions, and individuals, removing selected Russian banks from the Swift banking system, and curbing certain products exported to Russia.
Effective October 9, 2023, PJSC VimpelCom was deconsolidated from the VEON Group and, as such, the VEON Group no longer has operations in Russia. The risks related to sanctions, trade restrictions, and export bans targeting the Russian Federation and PJSC VimpelCom itself as well as risks related to counter-sanctions imposed by Russia, including the potential risk of imposing administration over Russian assets, have been sufficiently mitigated. As a result of the PJSC VimpelCom disposal, cybersecurity risk has been significantly reduced.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	29

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Ukraine has also implemented and may implement further sanctions or measures on individuals or entities with close ties to Russia, which may negatively impact Kyivstar if VEON is considered by local Ukrainian authorities as being a company controlled by sanctioned persons. For example, in October 2022, Ukraine imposed sanctions for a ten-year period against Mikhail Fridman, Petr Aven and Andriy Kosogov, who are some of the beneficial owners of LetterOne, which, in turn, is one of VEON's shareholders. These Ukrainian sanctions apply exclusively to the sanctioned individuals and do not have a direct impact on the Company, however, the Company cannot rule out their impact on banks' and other parties readiness to engage in transactions involving the Company. Furthermore, these sanctions may make it difficult for the Company to obtain local financing in Ukrainian hryvnia, which could make it more difficult for us to naturally hedge any debt required for our Ukrainian operations moving forward to the currency in which we generate revenue. On October 6, 2023, the Security Services of Ukraine (SSU) announced that the Ukrainian courts froze all “corporate rights” of Mikhail Fridman in 20 Ukrainian companies in which he holds a beneficial interest, while criminal proceedings against Mikhail Fridman and which are unrelated to VEON or any of our subsidiaries are in progress. This announcement was incorrectly characterized by some Ukrainian media as a “seizure” or “freezing” of “Kyivstar’s assets”. On October 9, 2023, Ukrainian media further reported, with a headline which incorrectly identified Kyivstar, that the Ministry of Justice of Ukraine was separately finalizing a lawsuit in the Ukraine High Anti-Corruption Court to confiscate any Ukrainian assets of Mikhail Fridman. We have received notification from our local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi Ukraine. The freezing of these corporate rights prevents any transactions involving our shares in such subsidiaries from proceeding. On October 30, 2023 VEON announced that two appeals were filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in Kyivstar and Ukraine Tower Company, noting that corporate rights in Kyivstar and Ukraine Tower Company belong exclusively to VEON, and that their full or partial freezing or seizure directly violates the rights of VEON and its international debt and equity investors, and requesting the lifting of the freezing of its corporate rights in Kyivstar and Ukraine Tower Company. In December 2023, the court rejected the Company’s appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskiy District Court of Kyiv requesting cancellation of the freezing of corporate rights in Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in the VEON group's other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi Ukraine. VEON is continuing significant government affairs efforts to protect our assets in Ukraine.
Restrictions applicable in Ukraine to all foreign-owned companies have already led to restrictions on the upstreaming of dividends from Ukraine to VEON. Additionally, to the extent that VEON and/or Kyivstar are deemed to be controlled by persons sanctioned in Ukraine, potential prohibitions on (i) the transfer of technology and intellectual rights to Kyivstar from VEON, renting of state property and land, and (iii) prohibitions on participation in public procurement impacting B2G revenue would apply.
The ongoing war in Ukraine, and the sanctions imposed by the various jurisdictions, counter sanctions and other legal and regulatory measures, as well as responses by our service providers, partners, suppliers and other counterparties, including certain professional service providers we rely on, and the consequences of all the foregoing, have negatively impacted and, if the war, sanctions and such responses continue or escalate, will continue to negatively impact aspects of our operations and results in Ukraine, and may affect aspects of our operations and results in the other countries in which we operate.
The war has resulted in the following events and conditions that may cast significant doubt on the Company’s ability to continue as a going concern:
•The current events in the regions where we operate in Ukraine and where we derive a significant amount of our business may pose security risks to our people, our facilities, our operations, and infrastructure, such as utilities and network services, and the disruption of any or all of them could significantly affect our business, financial conditions and results of operations in Ukraine, and cause volatility in the value of our securities. The war has also had a marked impact on the economy of Ukraine. However, since the beginning of the war, a significant majority of Ukraine’s network infrastructure has been operating effectively and disruptions in service have been limited to specific areas where the war is most intense. As mentioned above, in December 2023, Kyivstar was the target of a widespread external cyber-attack, causing a technical failure. This resulted in a temporary disruption of Kyivstar's network and services, interrupting the provision of voice and data connectivity on mobile and fixed networks, international roaming, and SMS services, amongst others, for Kyivstar customers in Ukraine and abroad, which were subsequently restored. It cannot be ruled out that the war and related damage could escalate within Ukraine.
•We may need to record future impairment charges in Ukraine or CGUs, which could be material, if the war continues or escalates and/or due to macroeconomic conditions.
•As of August 30, 2024, the Company continues to conclude that neither VEON Ltd. nor any of its subsidiaries is targeted by sanctions imposed by any of the United States, European Union (and individual EU member states) and the United Kingdom. However, the interpretation and enforcement of these new sanctions and counter-sanctions may result in unanticipated outcomes and could give rise to material uncertainties, which could complicate our business decisions. For example, to protect U.S. foreign policy and national security interests, the U.S. government has broad discretion to

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	30

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
at times impose a broad range of extraterritorial “secondary” sanctions under which non-U.S. persons carrying out certain activities may be penalized or designated as sanctioned parties, even if the activities have no ties, contact with, or nexus to the United States or the U.S. financial system at all. These secondary sanctions could be imposed on the Company or any of the Company’s subsidiaries if they were to engage in activity that the U.S. government determined was undertaken knowingly and rose to the level of material or significant support to, for, or on behalf of certain sanctioned parties.
•Based on the current state of affairs, the Company currently has sufficient liquidity to satisfy our current obligations at least over the next twelve months from the issuance of the financial statements without the need of additional financing assuming no early repayments of our long-term debt. In addition, cash on hand was US$912 as of July 31, 2024 after the full repayment of the RCF (refer to details in Note 1). As a result of the full repayment and cancellation of the RCF, the Company no longer has any financial covenants. However, these continue to be uncertain times and it is not possible to predict with certainty how certain developments will impact our liquidity position, non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels. We may also be impacted by conditions or local legal requirements in international markets that could make it more difficult to service our existing debt obligations or refinance existing debt. If the assumptions behind our liquidity forecast are not correct, we may not have sufficient liquidity to continue to operate as outlined above. If we are unable to raise additional capital in the markets in which we seek to raise it, or at all, or if the cost of raising additional capital significantly increases, which has been the case since the onset of the ongoing war due to monetary policy in response to global inflationary pressures and a number of other factors, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations. For example, the ongoing war in Ukraine has caused us to reconsider our capital outlay to ensure we have sufficient liquidity for maintenance capital expenditures and other key operational spend while at the same time servicing our indebtedness. As a result, capital expenditures that are more discretionary in nature may be put on hold until the impact of the ongoing war in Ukraine, and particularly its effects on our liquidity and financial profile, becomes more certain.
•In response to the geopolitical and economic situation in Ukraine, there is a risk of the country imposing external administration over foreign companies or assets or nationalizing them. For example, as part of the measures that the Ukrainian government has adopted in response to the ongoing war with Russia, several Nationalization Laws Amendments have been passed by the Ukrainian Parliament and, as of June 26, 2024, are awaiting signature by the President of Ukraine. Among other things, the Nationalization Laws Amendments extend the definition of “residents” whose property in Ukraine (whether owned directly or indirectly) can be seized under the Nationalization Laws to include property owned by the Russian state, Russian citizens, other nationals with close relationships to Russia, residing or having a main place of business in Russia, or legal entities operating in Ukraine whose founder or ultimate beneficial owner is the Russian state or are controlled or managed by any of the individuals identified above. Pursuant to the Nationalization Laws, in May 2023, President Zelensky signed an initial package of restrictive measures relating to 41 entities, including against Zaporizhstal, one of Ukraine’s largest metallurgical companies, due to Russian ownership in the company’s structure. In April 2023, the Ukrainian Parliament voted for similar measures to allow for the nationalization of Sense Bank, one of Ukraine’s largest commercial banks.
•Furthermore, in November 2022, the Ukrainian government invoked martial law, which allows the Ukrainian government to take control of stakes in strategic companies in Ukraine in order to meet the needs of the defense sector. The Security Council Secretary indicated that at the end of the application of martial law, the assets can be returned or their owners can be appropriately compensated.
•As noted above, on October 6, 2023, the Security Service of Ukraine (SSU) announced that the Ukrainian courts froze all “corporate rights” of Mikhail Fridman in 20 Ukrainian companies in which he holds a beneficial interest, while criminal proceedings against Mikhail Fridman and, which are unrelated to Kyivstar or VEON, are in progress. This announcement was incorrectly characterized by some Ukrainian media as a “seizure” or “freezing” of “Kyivstar’s assets”. On October 9, 2023, Ukrainian media further reported, with a headline which incorrectly identified Kyivstar, that the Ministry of Justice of Ukraine is separately finalizing a lawsuit in the Ukraine High Anti-Corruption Court to confiscate any Ukrainian assets of Mikhail Fridman. We have received notification from our local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi Ukraine. The freezing of these corporate rights prevents any transactions involving our shares in such subsidiaries from proceeding.
•If further measures are adopted and applied in relation to our Ukrainian subsidiary, this could lead to the involuntary deconsolidation of our Ukrainian operations, and could trigger certain financial covenants or non-financial provisions in our debt agreements, requiring accelerated repayment, potentially triggering a cross-default across other debt agreements and the revolving credit facility and negatively impact our liquidity.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	31

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
Management’s actions to address these events and conditions are as follows:
•As mentioned above, on October 9, 2023, the sale of our Russian operations was completed and PJSC VimpelCom was deconsolidated from the VEON Group. The sale of PJSC VimpelCom has sufficiently mitigated risks related to sanctions, trade restrictions, and export bans imposed against Russia as well as risks related to counter-sanctions imposed by Russia including Decree 302 and Decree 430. The sale of PJSC VimpelCom has also significantly reduced the VEON Group’s exposure to cybersecurity attacks.
•We have implemented business continuity plans to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations in Ukraine.
•The Company has performed sensitivity analyses on the volatility of the Pakistani Rupee as well as other currencies in our operating markets with respect to the impact on our financial results and does not expect currency fluctuations to have a significant impact. In the normal course of business, the Company manages its foreign currency risk by selectively hedging committed exposures and hedges part of its exposure to fluctuations on the translation into U.S. dollars of its foreign operations by holding the borrowings in foreign currencies or by foreign exchange swaps and forwards.
•Management is actively monitoring any new developments in applicable sanctions to ensure that we continue to be in compliance and to evaluate any potential impact on the Company’s financial performance, operations, and governance. Management has actively engaged with sanctions authorities where appropriate. Management is engaging with authorities in Ukraine to address any concerns they have about the ownership and management of Kyivstar and to provide all necessary assurances to confirm that Russian nationals, including any beneficial owners of LetterOne, do not participate in the management of Kyivstar nor are they able to derive any benefits from VEON’s assets in Ukraine.
•On October 30, 2023, we announced that two appeals were filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in Kyivstar and our subsidiary Ukraine Tower. Noting that corporate rights in Kyivstar and Ukraine Tower Company belong exclusively to VEON, and that their full or partial freezing or seizure directly violates the rights of VEON and its international debt and equity investors, VEON requested the lifting of the freezing of its corporate rights in Kyivstar and Ukraine Tower Company. In its filings, the Company also reiterated that any action aimed at the rights, benefits or funds of sanctioned individuals - the alleged reason for freezing of corporate rights as per the SSU statement - cannot legitimately be directed toward VEON or its subsidiaries. Sanctioned individuals do not own any shares in VEON or its subsidiaries; they cannot exercise any rights regarding VEON or any of its subsidiaries; are not a part of any VEON group company governance mechanisms, including boards; do not have the ability to control or influence decisions made by VEON or any of its subsidiaries; and do not derive any economic benefits from VEON or any of its operating companies. In December 2023, the court of appeals rejected VEON’s appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskiy District Court of Kyiv requesting cancellation of the freeze of corporate rights in the VEON group's subsidiary Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in the VEON group's other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi Ukraine. VEON is continuing significant government affairs efforts to protest our assets in Ukraine. Based on the above development, VEON assessed whether the court order and subsequent motions result in an event that VEON has lost control over its Ukrainian subsidiary (“Kyivstar”) and concluded that, under the requirements of relevant reporting standards (IFRS 10, Consolidated financial Statements), VEON continues to control Kyivstar and as such, will continue to consolidate Kyivstar in these financial statements.
•Management actively monitors the Company’s liquidity position, our non-financial provisions in our debt agreements, and our equity levels on a regular and continuous basis both at the group and operating company levels and should they reach a level considered at-risk, management will take actions to ensure our liquidity position is sufficient and our non-financial provisions in our debt agreements are met.
•On March 28, 2024, VEON announced that it repaid in full the outstanding balance of US$805 (principal, excluding accrued interest) and cancelled its RCF, after paying the matured portion of US$250 in February 2024.
•As of March 14, 2024 and May 29, 2024, the Company appointed PwC Netherlands and UHY, respectively, for the audits of the Group’s consolidated financial statements for the year ended December 31, 2023 for the ISA Audit and

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	32

Notes to the interim condensed consolidated financial statements
(in millions of U.S. dollars unless otherwise stated)
PCAOB Audit, respectively. As a result of the delay in appointing an external auditor, the Company is delayed in producing its audited consolidated financial statements for the year ended December 31, 2023, filing its annual report on Form 20-F with the Securities and Exchange Commission (the "SEC") and filing its annual report with the Dutch Authority for the Financial Markets (“AFM”) in connection with its Euronext listing. As a result of these expected delayed filings, the Company is not in compliance with its listing requirements after the applicable deadlines passed. The Company submitted a plan to regain compliance under Nasdaq Listing Rule 5250(c)(1) (the “Listing Rules”) and on July 9, 2024, the Company announced that Nasdaq granted the Company an exception, enabling it to regain compliance with the Listing Rules by filing its 2023 annual report on Form 20-F on or before November 11, 2024. The Company confirms that it continues to work diligently, together with UHY and PwC Netherlands, in order to complete and file its 2023 Form 20-F and AFM Annual Report in the fourth quarter of 2024, respectively. Further, as a result of the consent solicitation, consent was obtained to extend the deadline for the provision of audited financial statements for the years ended 2023 and 2024 for both the Company and its subsidiary, VEON Holdings B.V., to the holders of the outstanding notes of VEON Holdings B.V. As such, the Company. Refer to Note 1 for further developments and details.
The accompanying consolidated financial statements have been prepared on a going concern basis. In accordance with International Accounting Standards (“IAS”) 1, Presentation of Financial Statements, the Company has determined that the aforementioned conditions and events, considered in the aggregate, may cast significant doubt about the Company’s ability to continue as a going concern for at least 12 months after the date these interim consolidated financial statements were authorized for issuance. Management expects the actions it has taken or will take will mitigate the risk associated with the identified events and conditions. However, given the uncertainty and exogenous nature of the ongoing war and potential future imposed sanctions as well as potential new counter-sanctions, and given the possible future imposition of external administration over our Ukrainian operations in particular, management concluded that a material uncertainty remains related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern, such that it may be unable to realize its assets and discharge its liabilities in the normal course of business.
As a U.S. SEC registrant, the Company is required to have its financial statements audited in accordance with Public Company Accounting Oversight Board (“PCAOB”) standards. References in these IFRS financial statements to matters that may cast significant doubt about the Company’s ability to continue as a going concern also raise substantial doubt as contemplated by the PCAOB standards.
NEW STANDARDS, INTERPRETATIONS AND AMENDMENTS ADOPTED BY THE GROUP
The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2022, and once available, the Group’s audited annual consolidated financial statements as of and for the year ended December 31, 2023 (which are expected to be published in the last quarter of 2024 due to the delay the Group experienced in appointing an auditor for 2023).
A number of new and amended standards became effective as of January 1, 2024, which did not have a material impact on VEON financial statements. The Group has not early adopted any other standards, interpretations or amendments that have been issued but have not yet become effective.

Amsterdam, August 30, 2024
VEON Ltd.

VEON Ltd | Unaudited interim condensed consolidated financial statements as of and for the period ended June 30, 2024	33

ANNEX: RISK FACTORS
As it has been over one year since the disclosure of our risk factors in our 2022 Annual Report dated July 24, 2023, we have included our current risk factors in this Annex to the interim report to allow investors to more readily understand the risks facing VEON at this time and how VEON manages those risks.

RISK FACTORS
Market Risks
The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business financial condition, results of operations, cash flows and prospects.
Direct Impact of the War

The ongoing war between Russia and Ukraine and its direct and indirect consequences have impacted and, if the war continues or escalates, may continue to significantly impact VEON’s results and aspects of its operations in Ukraine. Due to the nature of the war, we cannot assess with certainty whether events are likely to occur, and events may occur suddenly and without warning. Specifically, the ongoing war has had a marked impact on the economy of Ukraine and has caused partial damage to our sites in Ukraine. See —We have and may in the future recognize substantial impairment charges and Note 15—Basis of Preparation of the Unaudited Interim Condensed Consolidated Financial Statements. Our operations in Ukraine represented approximately 25% and 22% of our revenue for the period ended December 31, 2023 and June 30, 2024, respectively.

The ongoing war between Russia and Ukraine, and related economic sanctions and export control actions against Russia, have also led to a surge in certain commodity prices (including wheat, oil and gas) and other inflationary pressures which may have an effect on our customers (and their spending patterns) in the countries in which we operate. If additional sanctions on fossil fuel exports from Russia are imposed, or the existing sanctions are accelerated or tightened, the price increases for related products may be exacerbated. Such price increases or other inflationary pressures may cause further strain on our customers in the countries in which we operate. Rising fuel prices also make it more expensive for us to operate and power our networks.

Customer demand for our services in Ukraine may increase or decrease depending on the fluctuations in the Ukrainian population as a result of Ukrainians relocating in or out of the country due the ongoing war. For example, as of June 14, 2024, it is estimated by the United Nations High Commissioner of Refugees that approximately 6.5 million people have fled Ukraine and the country has sustained significant damage to infrastructure and assets. If the ongoing war persists and Ukrainian refugees choose to relocate permanently outside of Ukraine and switch to local providers, we estimate that we could lose approximately 1.3 million subscribers (around 5% of our customer base) in Ukraine. This will have a measurable impact on our customer base in Ukraine, as well as their use and spending on our services. We may also experience fluctuations in the demand for our services if our customers experience difficulties in accessing or using our products and services outside of Ukraine, either as a result of roaming arrangements with our network providers or as a result of switching to a different provider on a temporary or permanent basis. We have experienced a decline in revenue generated from international mobile termination rates (“MTRs”) charged to Ukrainian customers due to EU policies implemented that regulate roaming charges for Ukrainians. We expect these policies and decrease in rates charged to Ukrainian customers to continue, with Ukraine and the European Union extending in April 2023 the arrangements for Ukraine’s access to free roaming areas (first introduced in April 2022) for 2024. Furthermore, the European Commission has continued its efforts to integrate Ukraine into the EU Roaming area, which could eliminate roaming charges for Ukrainian customers indefinitely throughout the European Union if adopted.

We have also incurred additional maintenance capital expenditures to maintain, and repair damage to, our mobile and fixed-line telecommunications infrastructure in Ukraine resulting from the ongoing war. For the year ended December 31, 2023, our costs related to security, fuel for diesel generators, batteries, mitigation measures (which were aimed at protecting the energy independence of our telecom network in the event of further attacks on the energy infrastructure of Ukraine) and other costs in Ukraine were approximately UAH 822.0 million (US$22.5 million). In the prior year these costs were approximately UAH 770.55 million (US$ 19 million). As of June 30, 2024, these costs were approximately UAH 55.2 million (US1.42 million).We expect these costs will continue, and could increase, while the war in Ukraine persists.

In addition, our ability to provide services in Ukraine may be impaired if we are unable to maintain key personnel within Ukraine, or our infrastructure within Ukraine is significantly damaged, destroyed or occupied. As of June 30, 2024, we have experienced partial destruction of our infrastructure in Ukraine (about 11.1% of our telecommunication network has been damaged or destroyed, of which about 40.1% has been restored). Approximately 5.7% of our telecommunication network is currently not functional and located in the Russian-occupied territories. While we have thus far managed to repair most of our network assets that incurred damage in Ukrainian territory that is not under Russian occupation, as a result of the ongoing war between Russia and Ukraine there can be no assurance that our Ukrainian network will not sustain additional major damage and that such damage can be repaired in a timely manner as the war continues. In addition, with increased targeting of Ukraine’s electrical grid, we have faced challenges ensuring that our network assets in Ukraine have a power source. We have installed additional generators and batteries, 2,191 power conversion systems and 121,188 power conversion systems, respectively, to ensure 72-hour energy backup capacity in order to meet certain regulatory requirements. Furthermore, we have developed and, in some cases, implemented additional contingency plans to relocate work and/or personnel to other geographies and add new locations, as appropriate. Our business continuity plans are designed to address known contingency scenarios to ensure that we have adequate processes and practices in place to protect the safety of our people and to handle potential impacts to our operations. Our crisis management procedures, business continuity plans, and disaster recovery capabilities may not be effective at preventing or mitigating the effects of prolonged or multiple crises, such as civil unrest, military conflict and a pandemic in a concentrated geographic area. In December 2023, the Company’s wholly owned subsidiary, Kyivstar, was the target of a widespread cyber-attack that caused technical failure resulting in Kyivstar subscribers being unable to use its communication services. As part of our crisis management procedures and business continuity plans, we worked closely with Ukrainian law enforcement agencies to determine the cause of the attacks; the assessments conducted indicate that Kyivstar experienced these attacks as a part of ongoing war in Ukraine. See “We have experienced and are continually exposed to cyber-attacks and other cybersecurity threats, both to our own operations or those of our third party providers, that may lead to compromised or inaccessible telecommunications, digital and financial services and/or leaks or unauthorized processing of confidential information, and perceptions of such threats may cause customers to lose confidence in our services” for more information.

The current events in the regions where we operate in Ukraine and where we derive a significant amount of our business may pose security risks to our people, our facilities, our operations and infrastructure, such as utilities and network services, and the disruption of any or all of them could significantly affect our business, financial conditions and results of operations, and cause volatility in the price of our securities.

Indirect Impact of the War

As a leading telecommunications provider in Ukraine, we have been adversely impacted by the ongoing war. We expect to continue to face challenges with our performance in Ukraine, which may be exacerbated as the war continues. Furthermore, if there is an extended continuation or further increase in the ongoing war between Russia and Ukraine, it could result in further instability and/or worsening of the overall political and economic situation in Ukraine, Europe and/or in the global economy and capital markets generally. These are highly uncertain times, and it is not possible to predict with precision how certain developments will indirectly impact our business and results of operations, nor is it possible to execute comprehensive contingency planning in Ukraine due to the ongoing war and inherent danger in the country. The discussion below attempts to surmise how prolongation or escalation of the war, expansion of current sanctions, the imposition of new and broader sanctions, and disruptions in our operations, transactions with key suppliers and counterparties could have an indirect impact on our results and operations. We cannot assure you that risks related to the war are limited to those described in this Annex —Risk Factors

On February 24, 2022, Ukraine declared martial law and introduced measures in response to the ongoing war with Russia, which include local banking and capital restrictions that prohibit our Ukrainian subsidiary from making any interest or dividend payments to us, and introduced legal restrictions on making almost any payments abroad, including making payments to foreign suppliers (with a small number of exceptions expressly provided by law, or on the basis of separate government approvals). Currently, it is not possible to predict how long the martial law in Ukraine will last and accordingly how long the above restrictions will last and there can be no assurance that we will be able to obtain any separate government approvals for foreign payments, meaning our ability to make interest or dividend payments from our Ukrainian operations could be restricted for some time.

In October 2022, Ukraine imposed sanctions for a ten-year period against Mikhail Fridman, Petr Aven and Andriy Kosogov, who are some of our beneficial owners due to their ownership in LetterOne. These sanctions apply exclusively to the sanctioned individuals and do not have a direct impact on VEON as these individuals are not part of the Company’s corporate governance mechanisms nor are they able to exercise any rights regarding VEON. However, we cannot rule out their impact on banks’ and other parties’ readiness to transfer dividends in the event the above restrictions are lifted, or the nationalization risk such measures pose to Kyivstar. Furthermore, the government of Russia has introduced countermeasure sanctions which have, or could subject our legal entities and employees in Ukraine to, restrictions or liabilities, including capital controls, international funds transfer restrictions, asset freezes, nationalization measures or other restrictive measures. See —Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks for a discussion on the introduction of nationalization laws in Ukraine.

Furthermore, while we have not been named as, and have concluded that we are otherwise not, the target of United States, European Union or United Kingdom sanctions as a consequence of LetterOne being a 45.5% shareholder in VEON (as of June 30, 2024) (which has certain ultimate beneficial owners which are subject to sanctions), it cannot be ruled out that VEON or LetterOne could become the target of future sanctions or that certain other beneficial owners of LetterOne may be sanctioned in the future, which could materially adversely affect our operations, access to capital and price of our securities. Even with the sale of our Russian operating company PJSC VimpelCom and its subsidiaries (collectively, our “Russian Operations”), the sanctions against certain of our beneficial owners have continued to pose challenges to our business and operations. For example, we have faced challenges and expect we will continue to face challenges in conducting business with persons or entities subject to the jurisdiction of the relevant sanctions regimes, including international financial institutions and rating agencies, auditors, international equipment suppliers, which can impact our ability to raise funds from international capital markets, acquire equipment from international suppliers or access assets held abroad. In addition, VEON may face increased challenges with appointing international financial institutions as a result of amendments in December 2023 to Executive Order 14024, which allows the U.S. Secretary of the Treasury to impose on non-US financial institutions sanctions in the event it determines they have facilitated any significant transaction or transactions on behalf of any technology company, in Russia, amongst others. While VEON does not believe the nature of any remaining ties it has with VimpelCom, including its Beeline license, would fall within the scope of such sanctions, international financial institutions could take the position that VimpelCom operates in the technology sector and decline to process any transactions it has involving VimpelCom. Financial institutions may also reexamine their relationships with us given our residual ties to VimpelCom. Moreover, if we become the target of US, EU or UK sanctions, investors subject to the jurisdiction of an applicable sanctions regime may become restricted in their ability to sell, transfer or otherwise deal in or receive payments with respect to our securities. For more information, see —Violations of and changes to applicable sanctions and embargo laws, including export control restrictions, may harm our business.

In addition, certain of our key infrastructure and assets located within Ukraine may be seized or may be subject to appropriation if Russian forces obtain control of the regions within Ukraine where those assets are situated and, therefore, may have an adverse effect on our ability to continue to operate in Ukraine. In May 2023, pursuant to existing Ukrainian nationalization laws (the “Nationalization Laws”), the President of Ukraine signed an initial package of restrictive measures relating to 41 entities, including against Zaporizhstal, one of Ukraine’s largest metallurgical companies, due to Russian ownership in the company’s structure. Furthermore, as part of the measures adopted by Ukraine in response to the ongoing war with Russia, amendments to the Nationalization Laws have been approved by the Ukrainian Parliament and, as of June 30, 2024, are awaiting signing by the President of Ukraine (the “Nationalization Laws Amendments”). Among other things, the Nationalization Law Amendments extend the definition of “residents” whose property in Ukraine (whether owned directly or indirectly) can be seized under the Nationalization Laws to include property owned by the Russian state, Russian citizens, other nationals with a close relationships to Russia, residing or having a main place of business in Russia, or legal entities operating in Ukraine whose founder or ultimate beneficial owner is the Russian state or are controlled or managed by any of the individuals identified above. It is currently unclear when the President of Ukraine will sign the Nationalization Laws Amendments into law, if at all.

Further, in April 2023, the Ukrainian Parliament approved measures to allow for the nationalization of Sense Bank (previously known as Alfa Bank), one of Ukraine’s largest commercial banks on the basis that Sense Bank is a systemically important bank in Ukraine and it had shareholders that were sanctioned by Ukraine, including Mikhail Fridman and Petr Aven, who are shareholders in LetterOne. See also Market Risks — The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business financial condition, results of operations, cash flows and prospects.

In November 2022, the Ukrainian government invoked martial law, which allows the Ukrainian government to take control of stakes in strategic companies in Ukraine in order to meet the needs of the defense sector. In February 2024, the Ukrainian government announced the extension of the martial law period to May 14, 2024. In May 2024, the Ukrainian government announced an extension of the period from May 14, 2024 to August 11, 2024. The Ukraine Security Council Secretary indicated that, at the end of the application of martial law, assets in which the Ukrainian government has taken control pursuant to the martial law can be returned to their owners or such owners may be appropriately compensated.

On October 6, 2023, the Security Services of Ukraine (SSU) announced that the Ukrainian courts froze all “corporate rights” of Mikhail Fridman in 20 Ukrainian companies in which he holds a beneficial interest, while criminal proceedings initiated in Ukraine against Mikhail Fridman and which are unrelated to VEON or any of our subsidiaries are in progress. We have received notification from our local custodian that the following percentages of the corporate rights in our Ukrainian subsidiaries have been frozen: (i) 47.85% of Kyivstar, (ii) 100% of Ukraine Tower Company, (iii) 100% of Kyivstar.Tech, and (iv) 69.99% of Helsi Ukraine. The freezing of these corporate rights prevents any transactions involving our shares in such subsidiaries from proceeding. On October 30, 2023, we announced that two appeals were filed with the relevant Kyiv courts, challenging the freezing of the corporate rights in Kyivstar and Ukraine Tower Company and requesting the lifting of the freezing of our corporate rights. In December 2023, the court rejected the appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkivskiy District Court of Kyiv requesting cancellation of the freezing of corporate rights in Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the freezing of corporate rights in the our other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi Ukraine. Such action remains pending.

Furthermore, in April 2024, draft amendments to the Law of Ukraine “On Sanctions” of August 14, 2014 were introduced in the Ukrainian Parliament (the “Sanctions Law Amendments”), which could be applicable to our subsidiaries in Ukraine. Under the proposed Sanctions Law Amendments, the Ukrainian government may petition the relevant Ukrainian court to confiscate 100% of the corporate rights in any Ukrainian company if a person sanctioned by Ukraine, directly or indirectly holds a stake in such company, regardless of the percentage of the stake or the manner in which it is held. Following such confiscation, shares in such companies that are attributable to non-sanctioned persons would be held in escrow and would eventually redistributed to such non-sanctioned persons upon application for redistribution. The voting and dividend rights of non-sanctioned persons would be suspended from the moment the shares are placed into escrow until redistribution. If non-sanctioned persons fail to apply for formalization of their ownership within 5 years from the confiscation, their shares would be transferred to the state of Ukraine without compensation. In August 2024, the Sanctions Law Amendments were withdrawn but the possibility cannot be excluded that similar proposals may be introduced in the Ukrainian Parliament at a later date..

It is possible that the Ukrainian authorities may continue to propose or implement further measures, including sanctions targeting companies that have Russian shareholders and any such measures or similar measures, if applied in relation to our Ukrainian subsidiaries, could lead to the involuntary deconsolidation of our Ukrainian subsidiaries, a loss in our assets and/or significant disruption to our operations, which would have a material adverse impact on our business, financial condition, results of operations, cash flows and prospects.

Our independent auditors included a going concern emphasis paragraph in their 2022 opinion as a result of the effects of the ongoing war between Russia and Ukraine

The interim condensed consolidated financial statements included in this document have been prepared on a going concern basis of accounting, which contemplates continuity of operations, realization of assets and satisfaction of liabilities and commitments in the normal course of business. Due to the unknown duration and extent of the ongoing war between Russia and Ukraine and the uncertainty of further sanctions in response to the ongoing war that may be imposed, there are material uncertainties related to events or conditions that may cast significant doubt on our ability to continue as a going concern. These material uncertainties relate to our ability to maintain our financial and non-financial debt covenants and positive equity levels, potential new sanctions and export controls imposed by the United States, European Union, and the United Kingdom that could further impact our liquidity position and ability to attract new financing or our ability to source relevant network equipment from vendors as well as VEON’s financial performance as a whole. After evaluating the uncertainties mentioned above and other conditions and events discussed in Note 15—Basis of Preparation of the Consolidated Financial Statements to our Unaudited Interim Condensed Consolidated Financial Statements in the aggregate, our independent registered public accounting firm, in its report on our interim consolidated financial statements as of and for the six-months ended June 30, 2024, has emphasized management’s conclusion on Note 15—Basis of Preparation of the Consolidated Financial Statements to our Unaudited Interim Condensed Consolidated Financial Statements that there is substantial doubt about our ability to continue as a going concern for at least 12 months after the date that the consolidated financial statements included in this document have been issued. Although we have taken a number of measures to protect our liquidity and cash provisions, given the uncertainty and exogenous nature of the ongoing war between Russia and Ukraine and potential for further sanctions and counter-sanctions, and future imposition of external administration over our Ukrainian operations in particular, there can be no assurance that we will be successful in implementing these initiatives or that the contingencies outside of our control will not materialize. See Note 15—Basis of Preparation of the Consolidated Financial Statements to our Unaudited Interim Condensed Consolidated Financial Statements for a more detailed discussion of the going concern emphasis paragraph.
We have and may in the future recognize substantial impairment charges.
We have incurred, and may in the future incur, substantial impairment charges as a result of the write down of the value of goodwill or from the impact of the ongoing war between Russia and Ukraine. During 2023, we reported US$3 million (US$36 million in 2022) in impairment charges with respect to assets in Ukraine, which included impairments to property and equipment as a result of physical damages to sites in Ukraine caused by the ongoing war between Russia and Ukraine. During the first half of 2024, there were no impairment charges related to Ukraine.

In addition, deterioration of economic conditions in the countries in which we operate may also have certain accounting ramifications. In addition, a significant difference between the actual performance of our operating companies and the forecasted projections for revenue, adjusted EBITDA or capital expenditures could require us to write down the value of the goodwill. As of June 30, 2024 and December 31, 2023 our consolidated balance sheet had US$345 million and US$349 million in goodwill, respectively. In addition, the possible consequences of a financial and economic crisis related to, in particular, customer behavior, the reactions of our competitors in terms of offers and pricing or their responses to new entrants, regulatory adjustments in relation to reductions in consumer prices and our ability to adjust costs and investments in keeping with possible changes in revenue, may also adversely affect our forecasts and lead to a write-down of tangible and intangible assets, including goodwill. In addition, significant adverse developments in our share price, and the resulting decrease in our market capitalization may also lead to a write-down of our goodwill balances. A write-down recorded for tangible and intangible assets resulting in a lowering of their book values could impact certain covenants and provisions under our debt agreements, which could result in a deterioration of our financial condition, results of operations or cash flows.

For further information on the impairment of tangible and intangible assets and recoverable amounts (particularly key assumptions and sensitivities), see Note 5—Held for Sale and Discontinued Operations to our Interim Condensed Consolidated Financial Statements. For a discussion of the risks associated with the markets where we operate, see —The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline, —Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks and —The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects.
We have suffered reputational harm as a result of the ongoing war between Russia and Ukraine and the sanctions imposed.
On February 28, 2022, the European Union imposed sanctions on Mikhail Fridman and Petr Aven; on March 15, 2022, the United Kingdom imposed sanctions on the LetterOne shareholders, Mr. Fridman, Mr. Aven, Alexey Kuzmichev and German Khan, and the European Union additionally designated Mr. Khan and Mr. Kuzmichev; and on August 11, 2023, the United States designated Mr. Fridman, Mr. Aven, Mr. Khan, and Mr. Kuzmichev (collectively, the “Designated Persons”). Mr. Fridman resigned from VEON’s board of directors effective February 28, 2022. None of the other Designated Persons were members of the Board of Directors. We understand, based on a letter provided by LetterOne, a 45.5% shareholder in VEON, that Mr. Fridman and Mr. Aven are shareholders in LetterOne (approximately 37.86% and 12.13%, respectively) and that Mr. Khan and Mr. Kuzmichev are no longer shareholders in LetterOne. In October 2022, Ukraine imposed sanctions for a ten-year period against, Mr. Fridman and Mr. Aven, as well as Mr. Kosogov, who is also a shareholder in LetterOne (holding approximately 47.24% of LetterOne’s shares based on a LetterOne memorandum dated May 24, 2022 and updated February 28, 2023) (Mr. Kosogov, along with the Designated Persons, the “Sanctioned Persons”). On October 6, 2023, the Security Services of Ukraine (“SSU”) announced that the Ukrainian courts are seizing all “corporate rights” of Mr. Fridman in 20 Ukrainian companies that he beneficially owns, while criminal proceedings, unrelated to Kyivstar or VEON, are in progress. This announcement was incorrectly characterized by some Ukrainian media as a “seizure” or “freezing” of “Kyivstar’s assets”. On October 9, 2023, Ukrainian media further reported, with a headline which incorrectly targets Kyivstar, that the Ministry of Justice of Ukraine is separately finalizing a lawsuit in the Ukraine High Anti-Corruption Court to confiscate any Ukrainian assets of Mikhail Fridman. We have received notification from our local custodian that 47.85% of Kyivstar shares have been blocked, which will prevent any transaction involving our shares from proceeding. On October 30, 2023 VEON announced that VEON Ltd. and VEON Holdings B.V. have filed two motions with the relevant Kyiv court of appeals, challenging the freezing of the corporate rights in Kyivstar noting that corporate rights in Kyivstar belong exclusively to VEON, and that their full or partial seizure directly violates the rights of VEON and its international debt and equity investors, VEON requested the lifting of the freezing of its corporate rights in Kyivstar. In December 2023, the court rejected the Company’s appeals. On June 4, 2024, the CEO of VEON, in his capacity as a shareholder of VEON, filed a motion with Shevchenkiv District Court of Kyiv requesting cancellation of the seizure of corporate rights in the VEON group's subsidiary Ukraine Tower Company. On June 26, 2024, the motion was supplemented to request cancellation of the seizure of corporate rights in the VEON group's other Ukrainian subsidiaries: Kyivstar, Kyivstar.Tech and Helsi. VEON is continuing significant government affairs efforts to protest our assets in Ukraine, however, there can be no assurance that these efforts will be successful. Restrictions applicable in Ukraine to all foreign-owned companies have already led to restrictions on the upstreaming of dividends from Ukraine to VEON, prohibitions on renting state property and land and prohibitions on participation in public procurement impacting B2G revenue. Additionally, to the extent that VEON and/or Kyivstar are deemed to be controlled by persons sanctioned in Ukraine, potential prohibitions on the transfer of technology and intellectual rights to Kyivstar from VEON would also apply. For further information on the freezing of VEON’s corporate rights in Kyivstar and the legal actions the Company is taking to challenge the freeze, see Note 15— Basis of Preparation of the Interim Condensed Consolidated Financial Statements.

We have not been named as, and have concluded that we are otherwise not, the target of the United States’, United Kingdom’s, the European Union’s or Ukraine’s sanctions, including as a consequence of LetterOne being a 45.5% shareholder in VEON. However, as a result of the association of Sanctioned Persons with our largest shareholder, even as we have sold our Russian Operations, we have suffered and may continue to suffer reputational harm. Moreover, notwithstanding our perceived exposure to Russia, many multinational companies and firms, including certain of our service providers, partners and suppliers, have chosen of their own accord to cease transacting with all Russia-based or Russia affiliated companies (i.e., self-imposed sanctions) or those that they perceive to be affiliated with Russia, as a result of the ongoing war between Russia and Ukraine. To the extent that the ongoing war between Russia and Ukraine continues or further escalates, the list of companies and firms refusing to transact with companies they determine or perceive to be Russian or Russian affiliated may continue to grow. Such actions have the equivalent effect, insofar as the ability to transact with such companies is concerned, as if the companies that are perceived to be Russia-based or Russian-affiliated companies were the target of government-imposed sanctions. In the event the association of our largest shareholder continues to have an impact on certain of our operations, the inability or reduction in business with our key suppliers, business partners and other key counterparties could have a material adverse impact on our business, financial condition, results of operations, cash flows or prospects and price of our securities.
We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing war between Russia and Ukraine.
A significant amount of our costs, expenditures and liabilities, including capital expenditures and borrowings is denominated in U.S. dollars, while our operating revenue is denominated in Ukrainian hryvnia, Pakistani rupee, Kazakhstani tenge, Bangladeshi taka and Uzbekistani som and other local currencies. In general, declining values of these and other local currencies against the U.S. dollar make it more difficult for us to repay or refinance our debt, make dividend payments, comply with covenants under our debt agreements or purchase equipment or services denominated in U.S. dollars, and may impact our ability to exchange cash reserves in one currency for use in another jurisdiction for capital expenditures, operating costs and debt servicing. Furthermore, following the completion of the sale of our Russian Operations, we have retained some of our Russian ruble denominated debt, even though we no longer generate revenue in Russian rubles. Currently the international clearing systems have stopped payments in Russian ruble which prevents the repayment of our Russian ruble denominated notes in Russian ruble, as a result of which we will be subject to currency fluctuations when repaying or refinancing our debt and declining values of the local currencies in which we generate revenue against the Russian ruble will also pose risk similar to those we face in relation to our U.S. dollar denominated costs, expenditures and liabilities. See —Operational Risks—As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers and —Liquidity and Capital Risks—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition. Our operating metrics, debt coverage metrics and the value of some of our investments in U.S. dollar terms have been negatively impacted in recent years, and will be negatively impacted in the current period by foreign currency transactions and translations. More broadly, future currency fluctuations and volatility may result in losses or otherwise negatively impact our results of operations despite our efforts to better align the currency mix of our debt and derivatives with the currencies of our operations.

    We primarily generate revenue in currencies which have historically experienced greater volatility than the U.S. dollar. As a result, we may be exposed to greater foreign currency exchange losses, fluctuations and translation risks than in prior years when we primarily generated revenue in both Russian ruble and U.S. dollar. The value of the Ukrainian hryvnia experienced significant volatility following the outbreak of the war between Russia and Ukraine, which resulted in the National Bank of Ukraine fixing the Ukrainian hryvnia to a set rate of 29.25 to the U.S. dollar in February 2022. In July 2022, the National Bank of Ukraine devalued the Ukrainian hryvnia to a set rate of 36.57 to the U.S. dollar, representing a devaluation of 25%, which it later removed in October 2023, replacing it with a more flexible exchange rate. The National Bank of Ukraine will continue to significantly limit exchange-rate fluctuations, preventing both a significant weakening and a significant strengthening of the Ukrainian hryvnia and we cannot be certain that the Ukrainian hryvnia will be pegged to the U.S. dollar at a later date. Because of the effects of the ongoing war between Russia and Ukraine, Ukraine’s economy is expected to continue to contract, which could further impact the Ukrainian hryvnia to U.S. dollar rate. Any change to the Ukrainian hryvnia/U.S. dollar exchange rate could cause the Group’s results of operations and financial condition to fluctuate due to currency translation effects. When the Ukrainian hryvnia depreciates against the U.S. dollar in a given period, the results of our Ukrainian business expressed in U.S. dollars will be lower period-on-period, even assuming consistent Ukrainian hryvnia revenue across the periods. Furthermore, we could be materially adversely impacted by a further decline in the value of the Ukrainian hryvnia against the U.S. dollar due to the decline of the general economic performance of Ukraine (including as a result of the continued impact of the war with Russia), investment in Ukraine or trade with Ukrainian companies decreasing substantially, the Ukrainian government experiencing difficulty raising money through the issuance of debt in the global capital markets or as a result of a technical or actual default on Ukrainian sovereign debt. Depreciation of the Ukrainian hryvnia could be sustained over a long period of time due to rising inflation levels in Ukraine as well. However, it may be possible that such depreciation is not reflected in any rate that could be set by the National Bank of Ukraine due to its efforts to control inflation. Although such changes could have a positive impact on our local currency results in Ukraine, such gains could be offset by a corresponding depreciation of the Ukrainian hryvnia in U.S. dollar terms. In addition, a significant depreciation of the Ukrainian hryvnia could also negatively affect our leverage ratio and equity balances, which would have an impact on certain covenants and provisions under our debt agreements. See —Liquidity and Capital Risks—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition for a further discussion on this risk.In addition to the Ukrainian hryvnia, the values of the Pakistani rupee, Kazakhstani tenge, Kyrgyzstani som and Uzbekistani som have experienced significant volatility in recent years in response to certain political and economic issues, including the recent global inflationary pressure, and such volatility may continue and result in depreciation of these currencies against the U.S. dollar. We have also seen the currencies of the countries in which we operate experience periods of high levels of inflation from high state budget expenditures, the global rise in prices for goods, increased political instability, climate and war-related impacts, and energy grid shortages which all resulted in high inflation rates in 2023 and continued in 2024. While in 2023 inflation levels began to decrease in some of our markets of operation, it is still relatively high compared to previous years, and any increase in inflation or sustained period of high inflation in any of our markets of operation could have a significant impact on our loan portfolio as a result of the impact that inflation can have on the exchange rate of the local currencies of our operations. Inflationary pressures can exacerbate the risks associated with currency fluctuation with respect to a given country. Our profit margins in countries experiencing high inflation could be harmed if we are unable to sufficiently increase our prices to offset any significant future increase in the inflation rate, manifested in inflationary increases in salary, wages, benefits and other administrative, supply and energy costs, and such price increases may be difficult with our mass market and price-sensitive customer base.
To counteract the effects of the aforementioned risks, we engage in certain hedging strategies. However, our hedging strategies may prove ineffective if, for example, exchange rates fluctuate in response to legislative or regulatory action by a government with respect to its currency. For more information about our foreign currency translation and associated risks, see --Quantitative and Qualitative Disclosures about Market Risk.

The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.

As a global telecommunications company operating in a number of emerging markets, our operations are subject to macroeconomic risks, geopolitical developments and unexpected global events that are outside of our control. Unfavorable economic conditions in the markets in which we operate may have a direct negative impact on the financial condition of our customers, which in turn will affect a significant number of our current and potential customers’ spending patterns, in terms of both the products and services they subscribe for and usage levels. During such downturns, it may be more difficult for us to grow our business, either by attracting new customers or by increasing usage levels among existing customers, and it may be more likely that customers will downgrade or disconnect their services, making it more difficult for us to maintain ARPUs and subscriber numbers at existing levels. In addition to the potential impact on revenue, ARPUs, cash flow and liquidity, such economic downturns may also impact our ability to decrease our costs, execute our strategies, take advantage of future opportunities, respond to competitive pressures, refinance existing indebtedness or meet unexpected financial requirements.

Adverse global developments such as wars, terrorist attacks, natural disasters, pandemics and the ongoing war between could negatively impact our business, financial condition, results of operations, cash flows or prospects. For example, the ongoing war between Russia and Ukraine, and the effect of such developments on the Ukrainian economy (and other economies that are closely tied to the Russian or Ukrainian economies), affected our results of operations and financial condition in 2023 and in the first half of 2024, and will likely continue to affect our operations and financial condition for the remainder of 2024 and the foreseeable future. In addition, the increasing price of fossil fuels and uncertainty regarding inflation rates are expected to have broader adverse effects on many of the economies in which we operate and may result in recessionary periods and lower corporate investment, which, in turn, could lead to economic strain on our business and on current and potential customers. Outside of the ongoing war between Russia and Ukraine, we are exposed to other geopolitical and diplomatic developments that involve the countries in which we operate, such as the current political uncertainty in Pakistan which has persisted since the no-confidence vote in April 2022 and the recent anti-government protests in Bangladesh during which our subsidiary experienced network outages and blockages that disrupted our operations. We are also impacted by other geopolitical and diplomatic developments in countries in which we do not operate as such developments may have a knock-on effect on our business. For example, heightened tensions between the major economies of the world, such as the United States and China, can have an adverse effect to the economies in which we operate, and therefore an adverse impact on our results of operations, financial condition and business prospects.

Our financial performance has been and may also continue to be affected by macroeconomic issues more broadly, including risks of inflation, deflation, stagflation, recessions, sovereign debt levels and the stability of currencies across our key markets and globally. In particular, global economic markets have seen extensive volatility over the past few years owing to the outbreak of the COVID-19 pandemic, the war between Russia and Ukraine, and the war between Israel and Hamas, the closing of certain financial institutions by regulators from March 2023, and political instability. These events have created, and may continue to create, significant disruption of the global economy, supply chains and distribution channels, and financial and labor markets. If such conditions continue, recur or worsen, this may have a material adverse effect on customer demand, the Company’s business, financial condition and results of operations and its ability to access capital on favorable terms, or at all, and we could be negatively impacted as a result of such conditions and consequences. Furthermore, such economic conditions have produced downward pressure on share prices and on the availability of credit for financial institutions and corporations while also driving up interest rates, further complicating borrowing and lending activities. If current levels of market disruption and volatility continue or increase, the Company might continue to experience reductions in business activity, increases in funding costs, decreases in asset values, additional write-downs and impairment charges and lower profitability. In addition, rising energy costs, as a result of, among other things, the ongoing war between Russia and Ukraine has resulted in many countries across the world are experiencing high levels of inflation and lower corporate profits, causing increased uncertainty about the near-term macroeconomic outlook as central bank interest rates are being raised to combat the high inflation. The war between Russia and Ukraine has adversely impacted, and may continue to adversely impact, our customer numbers in Ukraine, and the war and these other pressures could negatively impact customers’ discretionary spending, which could, in turn, affect our revenue, ARPU, cash flow and liquidity or our customers’ ability to pay for our services.

Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks.
Our operations are located in the world’s emerging markets. Investors should fully appreciate the significance of the risks involved in investing in an emerging markets company and are urged to consult with their own legal, financial and tax advisors. Emerging market governments and judiciaries often exercise broad discretion and are susceptible to the rapid reversal of political and economic policies. Furthermore, we operate in a number of jurisdictions that pose a high risk of potential violations of the FCPA and other anti-corruption laws, based on measurements such as Transparency International’s Corruption Perception Index. The political and economic relations of our countries of operation are often complex and have resulted, and may in the future result, in wars, which could materially harm our business, financial condition, results of operations, cash flows or prospects. The outbreak of the war between Russia and Ukraine is an illustration of this.

The economies of emerging markets are also vulnerable to market downturns and economic slowdowns in the global economy. As has happened in the past, a slowdown in the global economy or an increase in the perceived risks associated with investing in emerging economies could dampen foreign investment in these markets and materially adversely affect their economies. In addition, turnover of political leaders or parties in emerging markets as a result of a scheduled election upon the end of a term of service or in other circumstances may also affect the legal and regulatory regime in those markets to a greater extent than turnover in developed countries. Any of these developments could severely limit our access to capital and could materially harm the purchasing power of our customers and, consequently, our business. Such events could also create uncertain regulatory environments, which, in turn, could impact our compliance with license obligations and other regulatory approvals. The nature of much of the legislation in emerging markets, the lack of consensus about the scope, content and pace of economic and political reform and the rapid evolution of the legal and regulatory systems in emerging markets place the enforceability and, possibly, the constitutionality of laws and regulations in doubt and result in ambiguities, inconsistencies and anomalies. The legislation often contemplates implementing regulations that have not yet been promulgated, leaving substantial gaps in the regulatory infrastructure. Any of these factors could affect our ability to enforce our rights under our licenses or our contracts, or to defend our company against claims by other parties. See —Regulatory, Compliance and Legal Risks—The telecommunications industry is a highly regulated industry and we are subject to an extensive variety of laws and operate in uncertain judicial and regulatory environments, which may result in unanticipated outcomes that could harm our business for a more detailed discussion on our regulatory environment.

Many of the emerging markets in which we operate are susceptible to experience significant social unrest or military conflicts. Our ability to provide service in Ukraine following the onset of the war with Russia has been impacted due to power outages and damage to our infrastructure. Similarly, our subsidiary in Pakistan has also been ordered to shut down parts of its mobile network and services from time to time due to the security or political situation in the country (including a four-day blanket data closure in 2023 during the arrest of former Prime Minister Imran Khan). More recently, in July and August 2024, our subsidiary in Bangladesh experienced network outages and blockages during weeks of anti-government protests that toppled long-serving Prime Minister Shiekh Hasina, and the subsequent establishment of an interim government in Bangladesh. To a lesser degree, we continue to be impacted in Bangladesh and Pakistan by severe flooding in the region in 2023. Local authorities may also order our subsidiaries to temporarily shut down part or all of our networks due to actions relating to military conflicts or nationwide strikes. See Market Risks —The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects for a detailed discussion on the impact that the ongoing war between Russia and Ukraine has had and could have on our business.

Furthermore, governments or other factions, including those asserting authority over specific territories in areas of war, could make inappropriate use of our networks, attempt to compel us to operate our network in war zones or disputed territories and/or force us to broadcast propaganda or illegal instructions to our customers or others (and threaten consequences for failure to do so). Forced shutdowns or broadcasts, inappropriate use of our network or being compelled to operate our network in war zones could materially harm our business, financial condition, results of operations, cash flows or prospects.

The spread of violence, or its intensification, could have significant political consequences, including the imposition of a state of emergency, which could materially adversely affect the investment environment in the countries in which we operate. Social instability in the countries in which we operate, coupled with difficult economic conditions, could lead to increased support for centralized authority, a rise in nationalism and potential nationalizations or expropriations by governments. These sentiments and adverse economic conditions could lead to restrictions on foreign ownership of companies in the telecommunications industry or nationalization, expropriation or other seizure of certain assets or businesses. In most of the countries in which we operate, there is relatively little experience in enforcing legislation enacted to protect private property against nationalization or expropriation. As a result, we may not be able to obtain proper redress in the courts, have and may continue to be required to expend resources to seek redress for such measures, and we may not receive adequate compensation if in the future the governments decide to nationalize or expropriate some or all of our assets. In addition, ethnic, religious, historical and other divisions have, on occasion, given rise to tensions and, in certain cases, military war.

Our revenue performance can be unpredictable by nature, as a large majority of our customers have not entered into long-term fixed contracts with us.
    Our primary source of revenue comes from prepaid mobile customers, who are not required to enter into long-term fixed contracts, and we cannot be certain that these customers will continue to use our services and at the usage levels we expect. Revenue from postpaid mobile customers represents a small percentage of our total operating revenue and such customers can cancel our postpaid contracts with limited advance notice and without significant penalty. For example, as of June 30, 2024, approximately 98% and 78% of our customers in Pakistan and Ukraine respectively were on prepaid plans. Furthermore, as we incur costs based on our expectations of future revenue, the sudden loss of a large number of customers or a failure to accurately predict revenue in a given market could harm our business, financial condition, results of operations, cash flows or prospects. For a description of the key trends and developments with respect to our business, including further discussion of the potential for a further loss of customers as a result of impact of the war between Russia and Ukraine and its impact on our operations and financial performance, see Note 15—Basis of Preparation of the Interim Condensed Consolidated Financial Statements.

We operate in highly competitive markets, which we expect only to become more competitive, and as a result may have difficulty expanding our customer base or retaining existing customers.
The markets in which we operate are highly competitive in nature, and we expect that competition will continue to increase. Competition may be intensified by further consolidation of or strategic alliances amongst our competitors, as well as new entrants in our markets. Our strategy is aimed at mitigating against competitive risks by focusing on not only the growth in the number of connections, but also increasing the engagement of and ways of interacting with customers, therefore increasing the revenue generation potential of each of our customers. Our digital services portfolios contribute to the execution of this strategy of higher engagement, contribute to revenue diversification, and help us serve a wider customer base than our connectivity customers. Furthermore, we seek to expand our business-to-business and, separately, digital services, which allow for various revenue generation opportunities beyond traditional connectivity revenues.

Our financial performance has been and will continue to be impacted by our success in adding, retaining and engaging our customers. If our customers do not find our connectivity and digital services valuable, reliable or trustworthy, or otherwise believe competitors in our markets can offer better services, we may have difficulty retaining and engaging customers.

Each of the items discussed immediately below regarding the competitive landscape in which we operate could materially harm our business, financial condition, results of operations, cash flows or prospects:
•society - or industry-wide impacts creating fundamental changes to customer behavior or customers’ purchasing power, and potential regulatory or competitive practices encouraging price-based competition or price caps may harm our revenue growth potential;

•with the increasing pace of technological developments, including new digital technologies and regulatory changes impacting our industry, we cannot predict future business drivers with certainty and we cannot assure you that we will adapt to these changes at a competitive pace, see —We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive position and, in turn, materially harm our business;

•we may be forced to utilize more aggressive marketing schemes to retain existing customers and attract new ones that may include lower tariffs, lower fees for digital services, handset subsidies or increased dealer commissions;

•in more mature or saturated markets, the continued growth of our business and results of operations will depend, in part, on our ability to extract greater revenue from our existing customers, including through the expansion of data services and the introduction of next generation technologies, which may prove difficult to accomplish, see —We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive position and, in turn, materially harm our business;

•we may be unable to deliver better customer experience relative to our competitors or our competitors may reach customers more effectively through better use of digital and physical distribution channels, which may negatively impact our market share;

•as we expand the scope of our services, such as new networks, fixed-line residential and commercial broadband, cloud services, Digital Financial Services (“DFS”) offering (which encompasses a variety of financial services), content streaming, digital health and other services, we may encounter a greater number of competitors that provide similar services;

•the liberalization of the regulations in certain markets in which we operate could greatly increase competition;

•competitors may operate more cost-effectively or have other competitive advantages such as greater financial resources, market presence and network coverage, stronger brand name recognition, higher customer loyalty and goodwill, and more control over domestic transmission lines;

•competitors, particularly current and former state-controlled telecommunications service providers, may receive preferential treatment from the regulatory authorities and benefit from the resources of their shareholders;

•current or future relationships among our competitors and third parties may restrict our access to critical systems and resources;

•reduced demand for our voice and, messaging and commoditization of data coupled with the development of services by application developers (commonly referred to as “over-the-top” OTT players) could impact our future profitability;

•competition from OTT players offering similar functionality to us may increase, including digital providers offering VoIP calling, internet messaging and other digital services which compete with our telecommunications services;
•our competitors may partner with such OTT players to provide integrated customer experiences, or may choose to develop their own OTT services, including in bundles, which may increase the customer appeal of their offers and consequently the competition we are facing; and
•our existing service offerings could become disadvantaged as compared to those offered by competitors who can offer bundled combinations of fixed-line, broadband, public Wi-Fi, TV and mobile.
We may be unable to execute our current growth strategy due to, among other factors, various barriers to 4G smartphone adoption in our markets and may incur capital expenditure intensity above forecasted levels to capture available growth opportunities.
     4G-based growth in mobile connectivity, digital services and increasing our customers’ spend across our services (i.e., our multiplay strategy) is the cornerstone of our growth strategy. This pursuit of growth by cross selling to our customers across our mobile connectivity and digital services has led to higher capital expenditures in some of our markets in 2023, including as a result of investments into our network infrastructure as well as spectrum acquisition and renewals. Our capex intensity was 18% as 4G network roll outs continued in the first half of 2024 and, while we aspire to keep our capex intensity between 18-19% in 2024, we may need to invest more heavily than anticipated to capture the growth opportunities available in some of our markets.

Since 2021, our operating companies have been executing our “digital operator 1440” model pursuant to which we aim to enrich our connectivity offering with proprietary digital applications and services. With this model, we aspire to grow not only the market share of our operators, but also the relevance and the wallet share of our businesses and industry by delivering value via, for example, mobile entertainment, mobile health, mobile education, and mobile financial services. However, barriers to 4G smartphone adoption in some of our markets, including heavy taxation of smartphones, price-based competition adopted by some of our competitors, import restrictions, potential introduction of excessive quality-of-service requirements, potential limitations on provision of digital services by connectivity providers, as well as regulatory expectations around the premature adoption of 5G in some of our markets together with highly regulated and often times bureaucratic and slow moving licensing and regulatory regimes potentially out of step with market requirements, are among the risks we face in the execution of this strategy. For more information on the competition we face in our markets, see —We operate in highly competitive markets, which we expect only to become more competitive, and as a result may have difficulty expanding our customer base or retaining existing customers.

We may be unable to keep pace with technological changes and evolving industry standards, which could harm our competitive position and, in turn, materially harm our business.
The telecommunications industry is characterized by rapidly evolving technology, industry standards and service demands, which may vary by country or geographic region. Accordingly, our future success will depend on our ability to effectively anticipate and adapt to the changing technological landscape and the resulting regulations.

We continue to focus on deploying 4G/LTE which we believe carries significant growth potential in the emerging market economies that we serve, especially when coupled with other measures that can reduce the mobile internet usage gap among populations already within mobile data coverage such as affordability, increased smartphone penetration and relevant content. We invest in expanding the coverage of 4G networks and improving the quality of the mobile voice and data experience, including through partnerships where relevant. We also upgrade our network for efficient delivery of our services and for 5G-ready technologies. For example, in Pakistan, we have expanded our network to support 4.9G technologies, voice over LTE and voice over WiFi (“JazzFi”) technologies. However, it is possible that the technologies or equipment we use today will become obsolete or subject to competition from new generation technologies for which we may be unable to deploy, or obtain the appropriate license, in a timely manner or at all. Also, in some of our markets, 5G is on the regulatory agenda. If our licenses and spectrum are not appropriate or sufficient to address changing technology, we may require additional or supplemental licenses and spectrum to implement 5G technology or to upgrade our existing 2G, 3G and 4G/LTE networks to remain competitive, and we may be unable to acquire such licenses and spectrum on reasonable terms or at all. Technological change is also impacting the capabilities of equipment our customers use, such as mobile handsets, and potential changes in this area may impact demand for our services in the future. Implementing new technologies requires substantial investment and there can be no guarantee that we will generate our expected return on any such investments. We may be unable to develop or maintain additional revenue market share in markets where the potential for additional growth of our customer base is limited and we may incur significant capital expenditures as our customers demand new services, technologies and increased access, for example our inability to obtain 5G spectrum in Kazakhstan during 2024.

    If we are not able to effectively anticipate or adapt to these technological changes in the telecommunications market or to otherwise compete in a timely and cost-effective manner, we could lose customers, fail to attract new customers, experience lower ARPU or incur substantial or unanticipated costs and investments in order to maintain our customer base, all of which could materially affect our business, financial condition, results of operations, cash flows or prospects.

The changes in regulatory requirements in banking and other financial systems in our countries of operation, and currency control requirements in certain countries restrict our activities, including in relation to the ongoing war between Russia and Ukraine.
The banking and other financial systems in our countries of operation are underdeveloped and/or under-regulated, and laws relating to banks and bank accounts are subject to varying interpretations and inconsistent application. Uncertain banking laws may also limit our ability to attract future investment in these countries. Such banking risk cannot be completely eliminated by diversified borrowing and conducting credit analyses. In addition, underdeveloped banking and financial systems are more susceptible to a banking crisis, which would affect the capacity for financial institutions to lend or fulfill their existing obligations, or lead to the bankruptcy or insolvency of the banks from which we receive, or with which we hold, our funds, and could result in the loss of our deposits, the inability to borrow or refinance existing borrowings or otherwise negatively affect our ability to complete banking transactions in these countries.

In addition, the central banks and governments in the markets in our countries of operation may also restrict or prevent international transfers, or impose foreign exchange controls or other currency restrictions, which could prevent us from making payments, including paying dividends and third-party suppliers. Furthermore, banks have limitations on the amounts of loans that they can provide to single borrowers, which could limit the availability of local currency financing and refinancing of existing borrowings in these countries. There can be no assurance that we will be able to obtain approvals under the foregoing restrictions or limitations, which could harm our business, financial condition, cash flows, results of operations or prospects.

Liquidity and Capital Risks
Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition.

We have substantial amounts of indebtedness and debt service obligations. As of December 31, 2023 and June 30, 2024, the outstanding principal amount of our external debt for bonds, bank loans, and other borrowings amounted to approximately US$ 3.7 billion and US$ 3.0 billion, respectively, excluding bonds held by our subsidiary. In addition to these borrowings, we also have lease liabilities amounting to US$1.0 billion as of December 31, 2023 and June 30, 2024. For more information regarding our outstanding indebtedness and debt agreements, see —Liquidity and Capital Resources—Borrowings. Some of the agreements under which we borrow funds contain covenants or provisions that impose certain operating and financial restrictions on us, including balance sheet solvency, and may prevent us or our subsidiaries from incurring additional debt. As our earnings are in local currency, while the majority of our debt is denominated in U.S. dollars, devaluations of the currencies of our key markets would make it more difficult to repay our debt. In addition, capital controls and other restrictions, including limitations on payment of interest, dividends or international funds transfers, along with punitive taxes and penalties targeted at foreign entities may also impact our liquidity or ability to comply with certain of the above-mentioned ratios. See —Market Risks—Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks for a further discussion of the risk of deconsolidation. Failure to comply with the covenants or provisions of the agreements under which we borrow funds may result in a default, which could increase the cost of securing additional capital, lead to accelerated repayment of our indebtedness or result in the loss of any assets that secure the defaulted indebtedness or to which our creditors otherwise have recourse. A default or acceleration of the obligations under one or more of these agreements (including as a result of cross-default or cross-acceleration) could have a material adverse effect on our business, financial condition, results of operations or prospects, and in particular on our liquidity and our shareholders’ equity. In addition, covenants in certain of our debt agreements could restrict our liquidity and our ability to expand or finance our future operations. For a discussion of agreements under which we borrow funds and a description of how that has changed since December 31, 2023, see Note 8—Investments, Debt and Derivatives and Note 14—Events After the Reporting Period to our Unaudited Interim Condensed Consolidated Financial Statements. Aside from the risk of default, given our substantial amounts of indebtedness and the limits imposed by our debt obligations, our business could suffer significant negative consequences such as the need to dedicate a substantial portion of our cash flows from operations to the repayment of our debt, thereby reducing funds available for paying dividends, working capital, capital expenditures, acquisitions, joint ventures and other purposes necessary for us to maintain our competitive position, flexibility and resiliency in the face of general adverse economic or industry conditions.

Following the onset of the war between Russia and Ukraine, our ability to upstream cash from Ukraine has been materially impaired, due to increased volatility of the Ukrainian hryvnia, volatility of the Russian ruble and tightened currency controls within Ukraine, currently restricting cash upstreaming from this country. In addition, the war between Russia and Ukraine and the developments since with respect to sanctions have limited our access to the debt capital markets in which we have traditionally refinanced maturing debt and has impacted our ability to refinance our indebtedness. As a result of the sanctions and regulations, the international clearing systems have stopped payments in Russian ruble which prevents the repayment of our Russian ruble denominated notes in Russian ruble, as a result of which we anticipate the settlement of the coupon and principal of Russian ruble denominated notes will continue to be in United States Dollars, subject to compliance with sanctions.

As of December 31, 2023, and 30 June 2024, we had approximately US$1.9 billion (including US$165 million MMBL) and US$ 0.9 billion (including US$140 million MMBL) of cash, respectively, of which US$1.3 billion and US$0.4 billion is held at the HQ-level at these respective dates. Despite our current liquidity levels, there can be no assurance that our existing cash balances will be sufficient over the medium term to service our existing indebtedness, including to address our bond maturities. See —Operational Risks—As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers. For a discussion of our current liquidity profile in the wake of the ongoing war between Russia and Ukraine, see —Liquidity and Capital Resources.

We may not be able to raise additional capital, or we may only be able to raise additional capital at significantly increased costs.

We may need to raise additional capital in the future, including through debt financing. If we incur additional indebtedness, the risks that we now face related to our indebtedness and debt service obligations could increase. See—Our substantial amounts of indebtedness and debt service obligations could materially decrease our cash flow, which could adversely affect our business and financial condition above.

Our ability to raise additional capital, and the cost of raising additional capital, is affected by the strength of our credit rating by rating agencies. In March 2024, Fitch and S&P each published their assigned credit ratings to VEON, after withdrawing it in 2022, due to our then significant Russian operations. If VEON’s credit ratings were lowered or withdrawn again in the future, it could negatively impact our ability to utilize the capital markets to secure credit or funding.

In addition, economic sanctions that have been imposed in connection with the war between Russia and Ukraine have also negatively affected our existing financing arrangements and may affect our ability to secure future external financing due to an unwillingness of banks, and other debt investors to transact with, provide loans or purchase bonds of entities with significant indirect share ownership by Russian entities or individuals. For example, the sanctions introduced have led certain vendors and banking partners to reassess and in some instances to significantly scale back their services to us. See—Market Risks—We have suffered reputational harm as a result of the ongoing war between Russia and Ukraine and the sanctions imposed.

If we are unable to raise additional capital in the market in which we want to raise it, or at all, or if the cost of raising additional capital significantly increases, as is the case when central banks raise benchmark interest rates, we may be unable to make necessary or desired capital expenditures, take advantage of investment opportunities, refinance existing indebtedness or meet unexpected financial requirements, and our growth strategy and liquidity may be negatively affected. This could cause us to be unable to repay indebtedness as it comes due, to delay or abandon anticipated expenditures and investments or otherwise limit operations. See—Market Risks—We are exposed to foreign currency exchange loss, fluctuation and translation risks, including as a result of the ongoing war between Russia and Ukraine and—Market Risks—The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.
We are exposed to risks associated with changes in interest rates, including the current rising interest rate environment due to our indebtedness.
We have issued bonds and have bank financing at our operating subsidiaries that are based on floating rates, such as the Pakistan based KIBOR issued in 2024. Rising interest rates due to governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control may escalate the interest amounts due on these bonds and may have a negative impact on our financial conditions and results of operations. As of December 31, 2023 and June 30, 2024, we had the following principal amounts outstanding for floating rate interest-bearing loans and bonds US$ 1,696 million and US$920 million, respectively. For more information on our indebtedness, see —Liquidity and Capital Resources—Borrowings.

A change in control of VEON Ltd. could require us to prepay certain indebtedness.

Certain of our financing agreements have “change of control” provisions that may require us to make a prepayment if a person or group of persons (with limited exclusions) directly or indirectly acquire beneficial or legal ownership of or control over more than 50.0% of our share capital or the ability to appoint a majority of directors to our board. If such a change of control provision is triggered, and we fail to agree necessary amendments to any given loan documentation, then the prepayment provision will be triggered under such loan. Failure to make any such required prepayment could trigger cross-default or cross-acceleration provisions of our other financing agreements, which could lead to our obligations being declared immediately due and payable. A change of control could also impact other contracts and relationships with third parties and may require a renegotiation or reorganization of certain contracts or undertakings.
Operational Risks

We have experienced and are continually exposed to cyber-attacks and other cybersecurity threats, both to our own operations or those of our third party providers, that may lead to compromised or inaccessible telecommunications, digital and financial services and/or leaks or unauthorized processing of confidential information, and perceptions of such threats may cause customers to lose confidence in our services.
Due to the nature of the services we offer across our geographical footprint and those we receive from third parties, we have in the past experienced and are continually exposed to cybersecurity threats that have negatively impacted our business activities and could continue to impact our business activities through service degradation, alteration or disruption, including a risk of unauthorized access to our systems or those of third parties. These cybersecurity threats could be carried out from which we receive services, networks and data by private or state-sponsored third parties through exploiting unidentified existing or new weaknesses or flaws in our or a third parties’ network or IT systems or disruption by computer malware or other technical or operational issues. Cybersecurity threats could also lead to the compromise of our physical assets dedicated to processing or storing customer, employee, financial data and strategic business information, which has in the past and could in the future result in exposing this information to possible leakage, unauthorized dissemination and loss of confidentiality.

As each of our operating subsidiaries is responsible for managing its own cybersecurity risks and putting in place all operational preventive, detective and response capabilities, our operations and business continuity is dependent on how well these subsidiaries collectively protect and maintain our network equipment, information technology (“IT”) systems and other assets. While we invest in improving our IT and security systems at each of our operating subsidiaries, some of our subsidiaries rely older versions of operating systems and applications that may lead to vulnerabilities in our IT network. Although we devote significant resources to ISO certification, best practices sharing, cyber security tools sharing, cross-border cooperation and continued improvement of our IT and security systems, we are and will continue to remain vulnerable to cyber-attacks and other cybersecurity threats that could lead to compromised or inaccessible telecommunications, digital and financial services and/or leaks or unauthorized processing of confidential information, including customer information. Our systems can be potentially vulnerable to harmful viruses and the spread of malicious software that could compromise the confidentiality, integrity or availability of technology assets. In addition, unauthorized users or hackers may potentially access and process the customer and business information we hold, or authorized users may improperly process such data. Though well-structured work to address those challenges are ongoing, such risks are inherent in our business operations and we will never be able to fully insulate ourselves from these risks.

Moreover, we may potentially experience cyber-attacks and IT and network failures and outages due to factors under our control, such as malfunction of technology assets or services caused by obsolescence, wear or defects in design or manufacturing, faults during standard or extraordinary maintenance procedures, compromised staff user accounts (including due to credential theft and password reuse or sharing), unforeseen absence of key personnel, the inability to protect our systems from phishing attacks or as a result of attacks against third parties that provide IT and network services to us. There is also a possibility that we are not currently aware of certain undisclosed vulnerabilities in our IT systems, processes and other assets or those at third parties that provide such services to us. In such an event, hackers or other cybercrime groups (whether private or state-sponsored) may exploit such vulnerabilities, weaknesses or unidentified backdoors (including previously unidentified designed weaknesses embedded into network or IT equipment allowing access by private or government actors) or may be able to cause harm more quickly than we are able to mitigate (zero-day exploits). In addition, we have identified unauthorized access to some of our network systems, possibly with the intention to capture information or manipulate the communications. In some of countries of operation, our equipment for the provision of mobile services resides in a limited number of locations or buildings, and disruption to the security or operation of these locations or buildings could result in disruption of our mobile services in those regions. Moreover, the implementation of our business transformation strategies may result in under-investments or failures in internal business processes, which may in turn result in greater vulnerability to technical or operational issues, including harm from failure to detect malware.

Furthermore, due to the ongoing war between Russia and Ukraine, there is an increased risk of cyber-attacks or cybersecurity incidents that could either directly or indirectly impact our operations. While most cyber security attacks have been successfully mitigated, any attempts by cyber-attackers to disrupt our services or systems, if successful, could harm our business, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brands. Following the onset of the ongoing war between Russia and Ukraine, there have been an increasing number of cyber-attacks on our information systems and critical infrastructure, which have caused service disruptions in certain instances. For example, on December 12, 2023, the Kyivstar network was the target of a widespread hacker attack that caused a technical failure, and as a result, communication and internet access services were temporarily unavailable on the network for approximately three days. Following the attack, we conducted a high-level risk assessment of our IT infrastructure and identified the following risks associated with our operations: data leakage, compromised user accounts (including due to credential theft and password reuse), ransomware attacks on our various servers and files and malware attacks. While we have worked to remediate these vulnerabilities, we may find other vulnerabilities and expect to remain the subject to continued cyber-attacks in the future.

As a holding company with a number of operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers.

VEON Ltd. is a holding company and does not conduct any revenue-generating business operations of its own. Its principal assets are the direct and indirect equity interests it owns in its operating subsidiaries and as a result, VEON Ltd. depends on cash dividends, distributions, management fees, loans or other transfers received from its subsidiaries to make dividend payments to its shareholders, including holders of ADSs and ordinary shares, and service interest and principal payments in respect of the indebtedness incurred at its intermediate holding companies, and to meet other obligations. The ability of its subsidiaries to pay dividends and make other transfers to VEON Ltd. is not guaranteed, as it depends on the success of their businesses and may be restricted by applicable corporate, tax and other laws and regulations. Such restrictions include restrictions on dividends, limitations on repatriation of cash and earnings and on the making of loans and repayment of debts, monetary transfer restrictions, covenants in our financing agreements, and foreign currency exchange controls and related restrictions in certain agreements or certain jurisdictions in which VEON Ltd.’s subsidiaries operate or both.

Similarly, at times our local operating subsidiaries depend on support received from us through cash generated in other jurisdictions or through debt incurred at the Group-level to make capital expenditures, service debt or to meet other obligations. The ability of an operating subsidiary to receive from, or make a transfer to, another Group entity can be limited by cash restrictions imposed by governments or restrictions in private contracts. The inability to make payments and/or transfer funds within the Group could limit or prohibit the payment of cash dividends, distributions, the repayment of indebtedness or payment of debt servicing obligations and thus could result in a default under any such instruments.

The ongoing war between Russia and Ukraine has impaired our ability to make cash transfers into and out of Ukraine. In Ukraine, capital controls were introduced by the National Bank of Ukraine on February 24, 2022 in connection with the declaration of martial law which prohibit our Ukrainian subsidiary from making any interest or dividend payments to us and transferring foreign currency to entities outside of Ukraine and are expected to last for the duration of the application of martial law. Currently, it is not possible to predict how long the martial law in Ukraine will last. As a result of the above, we do not expect to receive interest or dividend payments from our Ukrainian operations in the foreseeable future.

Furthermore, VEON Ltd.’s ability to withdraw funds and dividends from our subsidiaries and operating companies may depend on the consent of our strategic partners, where applicable. For more information on the legal and regulatory risks associated with our markets and restrictions on dividend payments, see—Regulatory, Compliance and Legal Risks—The telecommunications industry is a highly regulated industry and we are subject to an extensive variety of laws and operate in uncertain judicial and regulatory environments, which may result in unanticipated outcomes that could harm our business and—Market Risks—The changes in regulatory requirements in banking and other financial systems in our countries of operation, and currency control requirements in certain countries restrict our activities, including in relation to the ongoing war between Russia and Ukraine, respectively.

Our equipment and systems are subject to disruption and failure for various reasons, including as a result of the ongoing war in Ukraine, which could cause us to lose customers, limit our growth, violate our licenses or reduce the confidence of our customers in our ability to securely hold their personal data.
Our technological infrastructure and other property are vulnerable to damage or disruptions from numerous events. These include natural disasters, extreme weather and other environmental conditions, military conflicts, power outages, terrorist acts, riots, government shutdown orders, changes in government regulation, equipment or system failures or an inability to access or operate such equipment or systems, human error or intentional wrongdoings, such as breaches of our network, cyber-attacks or any other types of information technology security threats. For example, we may experience network or technology failures, or a leak or unauthorized processing of confidential customer data, if our technology assets are altered, damaged, destroyed or misused by employees, third parties or other users, either intentionally or due to human error. In addition, as we operate in countries that may have an increased threat of terrorism and military conflicts, incidents on or near our premises, equipment or points of sale could result in causalities, property damage, business interruption, legal liability and damage to our brand or reputation. For example, while we have managed thus far to repair most of our network assets that incurred damage in Ukrainian territory not under Russian occupation, as a result of the ongoing war between Russia and Ukraine there can be no assurance that our Ukrainian network will not sustain major damage and that such damage can be repaired in a timely manner as the war continues. In addition, with increased targeting of Ukraine’s electrical grid, we have faced challenges ensuring that our network assets have a power source. While we have taken measures to manage this risk, there can be no assurance that we will be able to obtain sufficient power sources in the future. Furthermore, in December 2023, Kyivstar was the target of a widespread cyber-attack and investigations to support the recovery efforts conducted by the Ukrainian government indicate that Kyivstar experienced these attacks as a part of ongoing war in Ukraine. See “Market Risks--The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business financial condition, results of operations, cash flows and prospects” and “Operational Risks-We have experienced and are continually exposed to cyber-attacks and other cybersecurity threats, both to our own operations or those of our third party providers, that may lead to compromised or inaccessible telecommunications, digital and financial services and/or leaks or unauthorized processing of confidential information, and perceptions of such threats may cause customers to lose confidence in our services.Interruptions of services due to disruption or failure of our equipment and systems could harm our reputation and reduce the confidence of our customers to provide them with reliable services and hold their personal data. As a result, this could impair our ability to obtain and retain customers and could lead to a violation of the terms of our licenses, each of which could materially harm our business. In addition, the potential liabilities associated with these events could exceed the business interruption insurance we maintain.

Our reputation could be adversely impacted by negative developments in respect of the Beeline brand, which remains a trademark of our former subsidiary, VimpelCom (as defined below). If we elect to undertake a rebranding exercise, it may involve substantial costs and may not produce the intended benefits if it is not favorably received by our existing and potential customers, suppliers and other persons with whom we have a business relationship.

Following the completion of the sale of our Russian Operations, each of our operating subsidiaries in Kazakhstan, Kyrgyzstan, Uzbekistan entered into amended and restated trademark license agreements with PJSC VimpelCom (“VimpelCom”), pursuant to which each operating company maintains its existing non-exclusive license in relation to the “Beeline” name and associated trademarks (each a “License Agreement”, and collectively the “License Agreements”). Each License Agreement is for an initial five-year term and the termination rights previously held by VimpelCom therein have been narrowed as compared to the original license agreement; no additional fees were added as part of these amendments. The License Agreements are subject to certain restrictions that may affect the operating subsidiaries’ business. For example, when using the trademarks, the operating subsidiaries shall comply with the requirements of the Russian legislation and avoid using the Beeline trademarks in a way that may be to the detriment of the “Beeline” brand. The License Agreements cover only the trademarks the operating subsidiaries were using as of the date of the License Agreements (and similar trademarks). The subsidiaries may register new trademarks related to the “Beeline” brand only in the name and on behalf of VimpelCom subject to VimpelCom’s approval and such new trademarks will fall within the scope of the License Agreements. VimpelCom may terminate a License Agreement if the relevant licensee does not comply with certain terms of the applicable License Agreement.

We cannot predict with certainty how the continued use of legacy Beeline branding following the sale of our Russian Operations will affect our reputation and performance. VimpelCom retains the right to continue using the “Beeline” name and mark and the License Agreements do not preclude the licensor from also licensing the “Beeline” name and mark to other third parties, though VimpelCom cannot grant or use the Beeline license to compete directly with us in Kazakhstan, Kyrgyzstan and Uzbekistan. As a result, events or conduct by VimpelCom or any other third parties holding the rights or licensing rights to the “Beeline” brand that reflect negatively on the “Beeline” brand in our markets may adversely affect our reputation or the reputation of the “Beeline” brand on which we will be relying. Consequently, we may be unable to prevent any damage to goodwill that may occur as a result of the activities of VimpelCom and any third-party licensee of the Beeline brand in relation to the “Beeline” brand.]
It is expected that following the expiration of the initial five-year term of the License Agreements, each of the operating subsidiaries in Kazakhstan, Kyrgyzstan and Uzbekistan may agree with VimpelCom to extend the term of its applicable License Agreement so that the operating subsidiary can continue to use the “Beeline” brand. However, since the License Agreements do not have any renewal terms, such extension may be subject to new terms that differ significantly from the current terms of the License Agreement to the detriment of the operating subsidiaries. Furthermore, there is no guarantee that any operating company that chooses to pursue an extended license term will be able to negotiate an extension on commercially reasonable terms, or at all.

Alternatively, we may undertake a re-branding exercise in respect of any one or more of our operating subsidiaries that use the “Beeline” brand. We anticipate that any such rebranding strategy will involve substantial costs and may not produce the intended benefits if it is received unfavorably by our existing and potential customers, suppliers and other persons with whom we have a business relationship. Successful promotion of the rebranding will depend on the effectiveness of our marketing efforts and our ability to continue to provide reliable products to customers during the course of our rebranding transition. We cannot guarantee that we will be able to achieve or maintain brand recognition, awareness or status under any new brand names and/or trademarks at a level that is comparable to the recognition and status we historically enjoyed under the Beeline brand. If our rebranding strategy does not produce the intended benefits, our ability to retain existing customers, suppliers and other persons with whom we have a business relationship and continue to attract new customer and engage new business partners may be negatively impacted, which could adversely affect our business, results of operations or financial condition.

We depend on third parties for certain services and equipment, infrastructure and other products important to our business.
We rely on third parties to provide services and products important for our operations. For example, we currently purchase the majority of our network-related equipment from a core number of suppliers, such as Ericsson, Huawei, ZTE, and Nokia. The successful build-out and operation of our networks depends heavily on obtaining adequate supplies of core and transmission telecommunications equipment, fiber, switching equipment, radio access network solutions, base stations and other services and products on a timely basis. From time to time, we have experienced delays in receiving equipment, installation of equipment, and maintenance services, due to factors such as new and existing telecommunications regulations, customs regulations and governmental investigations or enforcement actions. If this is the case, we may experience temporary service interruptions or service quality problems. As we seek to execute our “asset-light” business model and dispose of our tower assets, as we have partially done in Bangladesh through a sale completed in January 2024, we will become more exposed to risks associated with our network service partners, including their ability to adequately maintain the tower infrastructure and provide use of it to us through network service agreements.

Since the onset of the war between Russia and Ukraine, certain of our business partners have expressed hesitancy or unwillingness to continue to do business with us and concern regarding our ability to perform our existing business contracts, including as a result of the ongoing war between Russia and Ukraine and due to the challenges that sanctions on certain of our beneficial owners pose to our operations. Several existing and prospective business partners and service providers have declined to conduct business with us as a result and others may do so in the future. For further discussion, see —Market Risks —The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects. For a further discussion of how the ongoing war between Russia and Ukraine will affect our ability to transact with our suppliers, see —Market Risks—The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline. Furthermore, even if an entity, such as VEON, is not formally subject to sanctions, customers and business partners have decided and may decide to reevaluate or cancel projects for reputational or other reasons. Depending on the extent and breadth of sanctions, export controls and other measures that have and may be imposed on us or other parties affiliated with us, such as our direct or indirect shareholders, in connection with the war in Ukraine and the response of our business partners in response to such controls, our business, financial condition and results of operations has in the past and could in the future be materially and adversely affected.

We do not have direct operational or financial control over our key suppliers and have limited influence with respect to the manner in which these key suppliers conduct their businesses. Our business, including key network and IT projects, could be materially impacted by disruptions to our key suppliers’ businesses or supply chains, due to factors, such as significant geopolitical events, changes in law or regulation, the introduction of restrictions to curb epidemics or pandemics, as seen in the current COVID-19 pandemic, trade tensions and export and re-export restrictions. Any of these factors could affect our suppliers’ ability to procure goods, software or technology necessary for the service, production and satisfactory delivery of the supplies, support services, and equipment that we source from them. For example, in May and August 2019, the U.S. Department of Commerce added Huawei and 114 of its affiliates to its “Entity List”, prohibiting companies globally from directly or indirectly exporting, re-exporting or transferring (in-country) all items subject to U.S. export control jurisdiction to Huawei without authorization and procuring items from Huawei when they know or have reason to know that the items were originally procured by Huawei in violation of U.S. export control regulations. In August 2020, the U.S. Department of Commerce further expanded its export control restrictions targeting Huawei. This development continues to be a factor in the management of our supply chain. Further restrictions adopted by the United States, or any other applicable jurisdiction, on Huawei could potentially have a significant impact on our operations in certain markets where we are reliant on Huawei equipment or services. Specifically, any restriction on Huawei’s ability to deliver equipment or services, or on our ability to receive such equipment or services, could adversely impact our business, the operation of our networks and our ability to comply with the terms of our operating licenses and local laws and regulations.

We have and may continue to outsource all or a portion of construction, maintenance services, IT infrastructure hosting and network capabilities in certain markets. For example, our digital stacks and data management platforms are dependent on third-parties and we have also entered into outsourcing initiatives in a number of our countries of operation, including Kazakhstan. As a result, our business could be materially harmed if our agreements with third parties were to terminate, if our partners experience certain negative developments (financial, legal, regulatory or otherwise), if they become unwilling or unable to service our businesses in Ukraine or elsewhere, or a dispute between us and such parties occurs, which causes our suppliers to be unable to fulfill their obligations under our agreements with them on a timely basis, or at all. If such events occur, we may attempt to renegotiate the terms of such agreements with the third parties. However, there can be no assurance that the terms of such amended agreements will be more favorable to us than those of the original agreements. We also depend on third parties, including software providers and service providers, for our day-to-day business operations. We cannot assure you that our suppliers will continue to provide services and products to us at attractive prices or that we will be able to obtain such services and products in the future from these or other suppliers on the scale and within the time frames we require, if at all. If our suppliers are unable to provide us with adequate services and products or provide them in a timely manner, our ability to attract customers or offer attractive product offerings could be negatively affected, which in turn could materially harm our business, financial condition, results of operations, cash flows or prospects.
Many of our mobile products and services are sold to customers through third party channels. These third-party retailers, agents and dealers that we use to distribute and sell products are not under our control and may stop distributing or selling our products at any time or may more actively promote the products and services of our competitors. Should this occur with particularly important retailers, agents or dealers, we may face difficulty in finding new retailers, sales agents or dealers that can generate the same level of revenue. In addition, mobile handset providers are at times subject to supply constraints, particularly when there is high demand for a particular handset or when there is a shortage of components.

Our business depends on our ability to effectively implement our strategic initiatives and if they are not successfully implemented, the benefits we expect to achieve may not be realized.
The success of our business depends, to a large extent, on our ability to effectively implement our corporate and operational strategies. We continue to transform our business with the aim of improving our operations across all our markets. Our strategy framework is comprised of three vectors: infrastructure, digital operator 1440 and ventures. As part of this strategy, we are focusing on growing customer engagement and retention and through expanding our growth opportunities beyond traditional voice and access data provision into new digitally-enabled services. We are also developing new IT capabilities, including local platforms that enable our customers to manage their accounts, services and customer relationship independently (“self-care”) and consume digital applications (e.g. mobile entertainment, financial services) for personal or business needs, in order to improve customer engagement. We have also been focused on identifying, acquiring and developing “know-how” and technologies that open up adjacent growth opportunities, updating our networks (including through an asset light strategy resulting in the sale or potential sale of some of our tower assets to reputable partners), developing enterprise resource management systems, human capital management systems and enterprise performance management systems, both for our internal usage and as IT products at the service of our enterprise customers. For example, in August 2022, our subsidiary Kyivstar acquired a controlling stake in Helsi Ukraine, one of the country’s largest medical information systems and leading digital healthcare providers, which Kyivstar continued to develop further in 2023 as part of “Digital Ukraine” strategy. In addition, we have been working under a distributed governance model since 2022 that empowers operating companies with the authority and accountability to manage their operations (subject to certain limits) more and efficiently capitalize on local insight and have also been encouraging our operating companies to create technology subsidiaries that serve a broader scope of customers with innovative products. One such example of this is QazCode in Kazakhstan, which was spun off from Beeline Kazakhstan in 2023. The launch of QazCode, the 4th largest IT company in Kazakhstan, is also part of the digital operator strategy aimed at combining connectivity with a complete digital product and services portfolio that meets local needs, including in mobile financial services, entertainment, health, and education and others.

We cannot assure you that we will be able to implement our strategy fully, within our estimated budget and/or on time, or that it will generate the results we expect. We may experience implementation issues due to a lack of coordination or cooperation with our operating companies or third parties, significant change in key personnel, economic and logistical effects of the ongoing war between Russia and Ukraine, or otherwise encounter unforeseen issues, such as technological limitations, regulatory constraints, lack of customer engagement, or increased customer acquisition costs due to increased market saturation, which could frustrate our expectations regarding cost-optimization and process redesign or otherwise delay or hinder execution of these initiatives. Any inability on our part to implement our strategy effectively could adversely affect our business, financial condition, results of operations, cash flows or prospects.

In addition, the onset of the Russia-Ukraine war disrupted our strategic plans and diverted management’s attention from such initiatives while they focused and continue to focus on the impact the Russia-Ukraine war had and continues to have on our business, including managing the sanctions and liquidity challenges that arise for the Company as a result of the current sanctions regime. In addition, management’s attention has been diverted from operations in other countries, as they continue to focus on our operations in Ukraine. The continuation or escalation of the war in Ukraine and its indirect consequences may increase our need for prudent cash management and reduce our appetite for investments in other countries. At the Group-level, we might be unable to implement certain strategic initiatives if such initiatives require cash contributions from our operations in Ukraine, since tightened currency controls within Ukraine currently restrict cash upstreaming and may persist for some time. In addition, we also face some restrictions for cash upstreaming from our operations in Pakistan due to the remittance and dividend restrictions that remain partially in imposed by the State Bank of Pakistan for corporations operating in in the country. The diversion of management’s attention or funds and the lack of dividend upstreaming, and any resulting disruption to our strategic plans, could adversely affect our business, financial condition, results of operations, cash flows or prospects.

Our strategic partnerships and relationships carry inherent business risks.
We participate in strategic partnerships and joint ventures in a number of countries, including telecommunications providers in Kazakhstan (i.e. KaR-Tel LLP and TNS-Plus LLP), and Kyrgyzstan (“Sky Mobile” LLC) as well as an e-commerce platform (ShopUp) and a long-term services agreement in connection with our “asset-light” approach (Summit Towers Limited) in Bangladesh, and a digital health service platform in the Ukraine (Helsi Ukraine). We do not always have a controlling stake in our affiliated companies and even when we do, our actions with respect to these affiliated companies may be restricted by the shareholders’ agreements entered into with our strategic partners and our ability to withdraw funds and dividends from or exit our investment in these entities may depend on the consent and cooperation of our partners. If disagreements develop with our partners, or any existing disagreements are exacerbated, our business, financial condition, results of operations, cash flows or prospects may be harmed.

In addition, we do not have direct control over the conduct of our strategic partners. If any of them become the subject of an investigation, sanctions or liability, or do not act in accordance with our standards of conduct, our reputation and business might be adversely affected. Furthermore, strategic partnerships in emerging markets are accompanied by risks inherent to those markets, such as an increased possibility of a partner defaulting on obligations or losing a partner with important insights in that region. In addition, some of the businesses for which we are not a controlling shareholder operate in highly-regulated markets, such as ShopUp, and as a result we cannot ensure that these businesses remain compliant with intellectual property, licensing and content restrictions. We could also determine that a partnership or joint venture no longer yields the benefits that we expected to achieve and may decide to exit such initiative, which may result in significant transaction costs or an inferior outcome than was expected when we entered into the partnership or joint venture. For a discussion of how the ongoing war between Russia and Ukraine could affect our ability to transact with strategic partners and joint ventures, see —Market Risks—The international economic environment, inflationary pressures, geopolitical developments and unexpected global events could cause our business to decline.

We depend on our senior management, board of directors, and highly skilled personnel, and, if we are unable to retain or motivate key personnel, hire qualified personnel, or implement our strategic goals or corporate culture through our personnel, we may not be able to maintain our competitive position or to implement our business strategy.
Our performance and ability to maintain our competitive position and to implement our business strategy is dependent on the continuity of our global senior management team and highly skilled personnel. Competition in our markets of operation for qualified personnel with relevant expertise is intense, and there can be a limited availability of individuals with the requisite knowledge and relevant experience of the telecommunications and digital services industries and, in the case of expatriates, the ability or willingness to accept work assignments in certain of the jurisdictions in which we operate. We have experienced in recent years, and may continue to experience, certain changes in key management and our board of directors. The ongoing war between Russia and Ukraine, including any adverse publicity relating to us as a result of some of our shareholder ties to Russia or otherwise, may make it more difficult for us to attract and retain key talent, including senior management, both at the Group level and also within our key markets.

Furthermore, we may not succeed in instilling our corporate culture and values in our personnel, which could delay or hamper the implementation of our strategic priorities, or our compensation schemes may not always be successful in attracting, retaining and motivating our personnel. Our success is also dependent on our personnel’s ability to adapt to rapidly changing environments and to perform in line with continuous innovations and industry developments. We also may, from time to time, make adjustments or changes to our operating and governance model and there is a risk in such instances that our personnel may not adapt effectively. For example, in line with our business strategy, we have relocated employees from our various regions of operations to our office location in Dubai. Although we devote significant attention to recruiting, training and instilling new personnel with our corporate values and culture, there can be no assurance that our existing personnel, including those who have relocated, will successfully be able to adapt to and support our strategic priorities.

The loss of any members of our senior management or our key personnel or an inability to attract, train, retain and motivate qualified members of senior management or highly skilled personnel could have an adverse impact on our ability to compete and to implement our business strategy, which could harm our business, financial condition, results of operations, cash flows or prospects.

The telecommunications industry is highly capital intensive and requires substantial and ongoing expenditures of capital.
Our business is highly capital intensive and requires significant amounts of cash to improve and maintain our networks. In some of our countries of operation, the physical infrastructure, including transportation networks, power generation and transmission and communications systems is in poor condition. Supply chain issues arising from the war in Ukraine, component backlogs, or other issues, including but not limited to export control regulations, may result in significant increases to our costs, capital expenditure or inability to access equipment and technology required for business continuity or expansion. Our success also depends to a significant degree on our ability to keep pace with new developments in technology, to develop and market innovative products and to update our facilities and process technology, which will require additional capital expenditure in the future.

We cannot provide any assurance that our business will generate sufficient cash flows from operations to enable us to fund our capital expenditures or investments. The amount and timing of our capital requirements will depend on many factors over which we have little or no control, including acceptance of and demand for our products and services, the extent to which we invest in new technology and research and development projects, the status and timing of competitive developments, and certain regulatory requirements. For example, if network usage develops faster than we anticipate, we may require greater capital investments in shorter time frames than originally anticipated and we may not have the resources to make such investments.

Furthermore, the ongoing war between Russia and Ukraine creates uncertainty regarding our capital expenditure plans as we need to retain more flexibility to maintain our infrastructure in Ukraine and respond to the war as it develops further, and investment in Ukraine may be complicated by sanctions, regulations, payment restrictions and geopolitical circumstances. Since the onset of the war, a material portion of our uncommitted capital expenditure plans throughout the Group have been delayed. See —Market Risks—The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects and —Market Risks—We have suffered reputational harm as a result of the ongoing war between Russia and Ukraine and the sanctions imposed. Any further escalation or prolonged continuation of the war could lead to more damage to the network, change in customer behavior, declines in gross connections and lower than expected ARPU due to the decline in the Ukrainian economy. Such factors have and, if continued, may continue to limit our ability to fund capital expenditures in Ukraine. We may need to continue to spend a significant amount of capital to repair or replace infrastructure and other systems to ensure consistency of our services in Ukraine as the war continues.

Although we regularly consider and take measures to improve our capital efficiency, including selling capital intensive segments of our business (such as our Bangladesh Towers Portfolio sale which completed in January 2024) and entering into managed services and network sharing agreements with respect to towers and other assets, our levels of capital expenditure will remain significant. If we do not have sufficient resources from our operations or asset sales to finance necessary capital expenditures or we are unable to access funds sufficient to finance necessary capital expenditures, we may be required to raise additional debt or equity financing, which may not be available when needed or on terms favorable to us or at all. See —Liquidity and Capital Risks—We may not be able to raise additional capital, or we may only be able to raise additional capital at significantly increased costs for a further discussion. We cannot assure you that we will generate sufficient cash flows in the future to meet our capital expenditure needs, develop or enhance our products, take advantage of future opportunities or respond to competitive pressures, which could have an adverse impact on our business, financial condition, results of operations, cash flows or prospects. For more information on our future liquidity needs, see —Future Liquidity and Capital Requirements.
Initiatives to merge with or acquire other companies or businesses, divest our companies, businesses or assets or to otherwise invest in or form strategic partnerships with third parties may divert management attention and resources away from our underlying business operations, and such efforts may not yield the benefits that were expected, or subject us to additional liabilities and higher costs from integration efforts or otherwise.

As part of our business strategy, we seek from time to time to: merge with or acquire other companies or businesses; divest our companies or businesses or assets; and form strategic partnerships through investments, the formation of joint ventures, commercial cooperation, or otherwise. We may pursue one or a number of these strategies for various reasons, including to: simplify our corporate structure; pursue optimal competitive positions in markets in which we have operations; divest certain operations, business lines or assets, including infrastructure and tower assets; acquire more frequency spectrum; acquire new technologies and service capabilities; share our networks or infrastructure; add new customers; increase market penetration; expand into new or enhance digital services such as DFS, mobile entertainment, or other forms of digital content; and expand into new markets.

Our ability to implement successful mergers, acquisitions, strategic partnerships or investments depends upon our ability to identify, evaluate, negotiate the terms of, complete and integrate suitable businesses and to obtain any necessary financing and the prior approval of any relevant regulatory bodies. These efforts could divert the attention of our management and key personnel from our underlying business operations. Following any such merger, acquisition, strategic partnerships or investment or failure of any such transaction to materialize (including any such failure caused by regulatory or third-party challenges), we may experience:

•difficulties in realizing expected synergies and investment returns from acquired companies, joint ventures, investments or other forms of strategic partnerships;

•unsuccessful integration of personnel, products, property and technologies of the acquired business or assets;

•higher or unforeseen costs of integration or capital expenditures (including the time and resources of our personnel required to successfully integrate any combined businesses);

•adverse changes in our operating efficiencies and structure;

•difficulties relating to the combined business’s compliance with telecommunications or other regulatory licenses and permissions, compliance with laws, regulations and contractual obligations, ability to obtain and maintain favorable commercial terms, and ability to optimize and protect our assets (including spectrum and intellectual property);

•adverse market reactions stemming from competitive and other pressures;

•difficulties in retaining key employees of the merged or acquired business or strategic partnerships who are necessary to manage the relevant businesses;

•risks related to loss of full control of a merged business, or not having the ability to adequately control and manage an acquired business, strategic partnership or investment, including disagreements or difference in strategy with joint venture partners;

•risks that different geographic regions present, such as currency exchange risks, competition, regulatory, political, economic and social developments, which may, among other things, restrict our ability to successfully capitalize on our acquisition, merger, joint venture or investment;

•adverse customer reaction to the business acquisition or combination;
•increased liability and exposure to unforeseen contingencies and liabilities that we did not contemplate at the time of the merger, acquisition, strategic partnership or investment, including tax liabilities or claims by the counterparty or regulator related to the transaction, for which we may not have obtained contractual protections; and

•a material impairment of our operating results by causing us to incur debt or requiring us to amortize merger or acquisition expenses and merged or acquired assets.

For more information about our recent transactions, see Note 4—Significant Transactions to our Unaudited Interim Condensed Consolidated Financial Statements. From time to time, we may also seek to divest some of our businesses or assets, including divestitures of operations in certain markets, infrastructure or tower assets or business lines. For example, on November 24, 2022, we announced the divestment of our Russian Operations which was completed on October 9, 2023. For more information in relation to the sale of our Russian Operations, see Note 4 Significant Transactions—Held for Sale during six-month period ended June 30, 2023 of the Unaudited Interim Condensed Consolidated Financial Statements. Such divestitures may take longer than anticipated or may not happen at all. If similar divestitures do not occur, close later than expected or do not deliver expected benefits, this may result in decreased cash proceeds and continued operations of non-core businesses that divert the attention of our management. Our success with any divestiture is dependent on effectively and efficiently separating the divested asset or business and reducing or eliminating associated overhead costs which may prove difficult or costly for us. There could also be transitional or business continuity risks or both associated with these divestitures that may impact our service levels and business targets. Furthermore, in some cases, we may agree to indemnify acquiring parties for certain liabilities arising from our former businesses or assets. Failure to successfully implement or complete a divestiture could also materially harm our business, financial condition, results of operations, cash flows or prospects.
We face uncertainty regarding our frequency allocations and may experience limited spectrum capacity for providing wireless services or be required to transfer our existing spectrum allocations, which would have a negative impact on our growth.
We are dependent on access to adequate frequency allocation within the right spectrum bands in each of our markets in order to provide mobile and fixed wireless telecommunications services on our networks, to maintain and expand our customer base and provide a high-quality customer experience. However, the availability of spectrum is limited, closely regulated and can be expensive, and we may not be able to obtain the frequency allocations we need from the relevant regulator or third party, without the imposition of burdensome service obligations or incurring commercially unreasonable costs, given that the interest from various parties frequently exceeds available spectrum.

In the past, we have experienced difficulties in obtaining adequate frequency allocation in some of the markets in which we operate. For example, until March 2021, we held a disproportionately small amount of the available spectrum in Bangladesh given the size of our operations, and in 2022 we were unable to obtain frequency spectrum licenses for 5G in Kazakhstan through the auction process. In addition, we are also vulnerable to government actions, that may be unpredictable, that may impair our frequency allocations and infringe upon our spectrum, including existing spectrum. For example, the government of Uzbekistan ordered the equitable reallocation among all telecommunications providers in the market, which has affected approximately half of the 900 MHz and 1800 MHz radio frequencies of our Uzbek subsidiary, Unitel LLC, which came into effect in 2018. Frequency allocations may also be issued for periods that are shorter than the terms of our licenses to provide telecommunications services in our countries of operation, and such allocations may not be renewed in a timely manner, or at all. In the event that we are unable to acquire or maintain sufficient frequency allocations in each of our countries of operations to support the growth of our customer base and products, our business, financial condition, results of operations, cash flows or prospects could be materially adversely affected.

We may also be subject to increases in fee payments for frequency allocations under the terms of some of our licenses or to obtain new licenses.
Legislation in most of the countries in which we operate, including Pakistan, requires that we make payments for frequency spectrum usage. The fees for all available frequency assignments, as well as allotted frequency bands for different mobile communications technologies, are significant. For example, in Pakistan, the PTA issued a license renewal decision on July 22, 2019 requiring payment of an aggregate price of approximately US$450 million. The license renewal was signed under protest on October 18, 2021 and payments of US$225 million, US$58 million, US$51.5 million, US$49.0 million, US$48.4 million, US$ 50.0 million were made in September 2019, May 2020, May 2021 and May 2022, January 2023, and May 2024, respectively. We have challenged the PTA license renewal decision before Pakistani courts. However, we await final resolution from the Supreme Court of Pakistan as the review petition against the decision remains pending which has not been fixed yet.

Any significant increase in the fees payable for the frequencies that we use or for additional frequencies that we need could have a negative effect on our financial results. We expect that the fees we pay for radio-frequency spectrum, including radio-frequency spectrum renewals, could substantially increase in some or all of the countries in which we operate, and any such increase could harm our business, financial condition, results of operations, cash flows or prospects.

If our frequency allocations are limited, we are unable to renew our frequency allocations or obtain new frequencies to allow us to provide mobile or fixed wireless services on a commercially feasible basis, our network capacity and our ability to provide these services would be constrained and our ability to expand would be limited, which could harm our business, financial condition, results of operations, cash flows or prospects.

Our ability to profitably provide telecommunications services depends in part on the terms of our interconnection agreements and access to third-party owned infrastructure and networks, over which we have no direct control.

Our ability to provide high quality telecommunications services depends on our ability to secure and maintain interconnection and roaming agreements with other mobile and fixed-line operators and access to infrastructure, networks and connections that are owned or controlled by third parties and governments. Interconnection is required to complete calls that originate on our respective networks but terminate outside our respective networks, or that originate from outside our respective networks and terminate on our respective networks. While we have interconnection agreements in place with other operators, we do not have direct control over the quality of their networks and the interconnection and roaming services they provide. Outages, disconnections or restrictions, including governmental, to access affecting these international connections can have a significant impact on our ability to offer services and data connectivity to our customers. Any difficulties or delays in interconnecting with other networks and services, or the failure of any operator to provide reliable interconnection or roaming services to us on a consistent basis, could result in a loss of customers or a decrease in traffic, which would reduce our revenues and harm our business, financial condition, results of operations, cash flows or prospects. For more information on our interconnection agreements.

Securing these interconnection and roaming agreements and access on cost-effective terms is critical to the economic viability of our operations. Our countries of operation have a limited number of international cable connections providing access to internet, data service and call interconnection and such international connections may be controlled by national governments that may seek to control or restrict access from time to time or impose conditions on pricing and availability which may impact our access and the competitiveness of our pricing. In certain of the markets in which we operate, the relevant regulator sets MTRs, which are fees for access and interconnection that mobile operators charge for calls terminating on their respective networks. If any such regulator sets MTRs that are lower for us than the MTRs of our competitors, our interconnection costs may be higher and our interconnection revenues may be lower, relative to our competitors. Moreover, even in cases of equal MTRs on the market for all players, the lowered MTR significantly impacts our revenue on a particular market. A significant increase in our interconnection costs, or decrease in our interconnection rates, as a result of new regulations, commercial decisions by other operators, increased inflation rates in the countries in which we operate or a lack of available line capacity for interconnection could harm our ability to provide services, which could in turn harm our business, financial condition, results of operations, cash flows or prospects.
The loss of important intellectual property rights, as well as third-party claims that we have infringed on their intellectual property rights, could significantly harm our business.
We regard our copyrights, service marks, trademarks, trade names, trade secrets, know-how and similar intellectual property, including our rights to certain domain names, as important to our continued success. For example, our widely recognized logos, such as “VEON”, “Kyivstar” (Ukraine), “Jazz” (Pakistan), and “Banglalink” (Bangladesh), have played an important role in building brand awareness for our services and products. We rely on trademark and copyright law, trade secret protection and confidentiality or license agreements with our employees, customers, partners and others to protect our proprietary rights. However, intellectual property rights are especially difficult to protect in many of the markets in which we operate. In these markets, the regulatory agencies charged to protect intellectual property rights are inadequately funded, legislation is underdeveloped, piracy is commonplace and the enforcement of court decisions is difficult. We also face intellectual property risk with respect to our License Agreements with VimpelCom for the use of “Beeline” by certain of our operating companies. See — Our reputation could be adversely impacted by negative developments in respect of the Beeline brand following the sale of our Russia Operations, which remains a trademark of our former subsidiary, VimpelCom (as defined below). If we elect to undertake a rebranding exercise it may involve substantial costs and may not produce the intended benefits if it is not favorably received by our existing and potential customers, suppliers and other persons with whom we have a business relationship.
    In addition, as we continue our investment into a growing ecosystem of local digital services and execute our “digital operator 1440” strategy, we will need to ensure that we have adequate legal rights to the ownership or use of necessary source code, content, and other intellectual property rights associated with our systems, products and services. For example, a number of platforms and digital services we offer are developed using source code created in conjunction with third parties. Even though we rely on a combination of contractual provisions and intellectual property law to protect our proprietary technology and software, access to and use of source code and other necessary intellectual property, third parties may still infringe or misappropriate our intellectual property. We may be required to bring claims against third parties in order to protect our intellectual property rights, and we may not succeed in protecting such rights. As a result, we may not be able to use intellectual property that is material to the operation of our business.

We are in the process of registering, and maintaining and defending the registration of, the VEON name and logo as trademarks in the jurisdictions in which we operate and other key territories, along with our other key trademarks and trade names, logos and designs. As of June 30, 2024, we have achieved registration of the VEON name in 16 of the 17 jurisdictions sought (although in only certain classes were sought in the European Union and the United Kingdom), with Bangladesh pending for all classes, except for class 41 for which we received provisional refusal, and we filed a response against the refusal on February 1, 2024. With respect to the logo, we have achieved registration in 17 of the 18 jurisdictions sought (although only certain classes of registrations were sought in the European Union and Bermuda), with Bangladesh pending for all classes and Egypt pending only for one class. The timeline and process required to obtain trademark registration can vary widely between jurisdictions.

In addition, as the number of convergent product offerings, such as JazzCash, Toffee and Tamasha, and overlapping product functions increase as we execute our “ventures” and “digital operator” strategies, we need to ensure that such brands and associated intellectual property are protected through trademark and copyright law in the same way as our legacy brands and products. Furthermore, with the introduction of new product offerings, the possibility of intellectual property infringement claims against us may correspondingly increase. For example, in the context of mobile entertainment producers and distributors of content face potential liability for negligence, copyright and trademark infringement and other claims based on the nature and content of materials, such as morality laws in Bangladesh and Pakistan. As we expand our digital services offerings, our ability to provide our customers with content depends on obtaining various rights from third parties on terms acceptable to us.
Current and new intellectual property laws may affect our ability to protect our innovations and defend against third-party claims of intellectual property rights infringement. The costs of compliance with these laws and regulations are high and are likely to increase in the future. Claims have been, or may be, threatened and/or filed against us for intellectual property infringement based on the nature and content in our products and services, or content generated by our users. Any such claims or lawsuits, whether with or without merit, could result in substantial costs and diversion of resources, could cause us to cease offering or licensing services and products that incorporate the challenged intellectual property, or could require us to develop non-infringing products or services, if feasible, which could divert the attention and resources of our technical and management personnel. We cannot assure you that we would prevail in any litigation related to infringement claims against us. A successful claim of infringement against us could result in us incurring high costs, being required to pay significant damages, cease the development or sale of certain products and services that incorporate the challenged intellectual property, obtain licenses from the holders of such intellectual property which may not be available on commercially reasonable terms, or otherwise redesign those products to avoid infringing upon others’ intellectual property rights, any of which could harm our business and our ability to compete.
Regulatory, Compliance and Legal Risks
The telecommunications industry is a highly regulated industry and we are subject to an extensive variety of laws and operate in uncertain judicial and regulatory environments, which may result in unanticipated outcomes that could harm our business.

Our operations are subject to different and occasionally conflicting laws and regulations in each of and between the jurisdictions in which we operate, which could result in market uncertainty and the lack of clear criteria. Regulatory compliance may be costly and involve a significant expenditure of resources, thus negatively affecting our financial condition. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards, additional obligations or more stringent laws or regulations, could result in significant additional costs, including fines and penalties, operational burdens and other difficulties associated with not complying in a timely manner, or at all, with new or existing legislation or the terms of any notices or warnings received from the telecommunications and other regulatory authorities. In addition, the application of the laws and regulations of any particular country is frequently unclear and may result in adverse rulings or audit findings by courts or government authorities resulting from a change in interpretation or inconsistent application of existing law.

Our operations may also be subject to regulatory audits in relation to prior compliance. For example, our operating company in Bangladesh has recently been subject to an extensive audit conducted by the Bangladesh Telecommunication Regulatory Commission (“BTRC”) concerning past compliance with all relevant license terms, laws and regulations for the period covering 1996 (inception of our operating company in Bangladesh) to December 2019. Competitor operators in the Bangladesh telecommunications industry have been subject to similar audits and have been fined. On June 26, 2023, the BTRC released its audit findings and issued a claim of BDT 8,231 million (approximately US$76 million) which includes BDT 4,307 million (approximately US$40 million) for interest. Currently the Company is in the process of paying the principal amount in installmentss and in discussion with BTRC regarding removal of the interest. Should Banglalink and the BTRC not be able to reach a mutually agreed position concerning the audit findings, protracted litigation may result. The Company has accrued for amounts of the claim where it considers a cash outflow to be probable.

As a result of the ongoing war between Russia and Ukraine, these risks are compounded for our Ukrainian operations, as there is a risk that laws and regulations affecting telecommunications companies operating in those jurisdictions may be changed dramatically and in ways that are adverse to our operations and results. For a further discussion on the ongoing war between Russia and Ukraine and its impact on our business, see —Market Risks—The ongoing war between Russia and Ukraine is having, and will continue to have, an impact on our business, financial condition, results of operations, cash flows and prospects. For a discussion on the risks associated with operating in emerging markets, see —Market Risks—Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks.

Mobile, internet, fixed-line, voice, content and data markets generally are subject to extensive regulatory requirements, such as strict licensing regimes, antitrust and consumer protection regulations. Our ability to provide our mobile services is dependent on obtaining and maintaining the relevant licenses. These licenses are limited in time and subject to renewal. While we are confident in our ability to obtain renewals upon request, we may not reliably predict the financial and other conditions at which such renewals will be granted. See— Regulatory, Compliance and Legal Risks—Our licenses are granted for specific periods and may be suspended, revoked or we may be unable to extend or replace these licenses upon expiration and we may be fined or penalized for alleged violations of law, regulations or license terms. In addition, regulations may be especially strict in those countries in which we are considered to hold a significant market position (Ukraine, Pakistan and Uzbekistan) or a dominant market position (Kazakhstan). The applicable rules are generally subject to different interpretations and the relevant authorities may challenge the positions that we take, resulting in unpredictable outcomes such as restrictions or delays in obtaining additional numbering capacity, receiving new licenses and frequencies, receiving regulatory approvals for rolling out our networks in the regions for which we have licenses, receiving regulatory approvals for the use of changes to our frequency, receiving regulatory approvals of our tariffs plans and importing and certifying our equipment.

As we expand certain areas of our business and provide new services, such as DFS, banking, digital content, other non-connectivity services, or value-added and internet-based services, we may be subject to additional laws and regulations. For more on risks related to DFS, see —Regulatory, Compliance and Legal Risks—Our DFS offerings may increase our exposure to fraud, money laundering, reputational and regulatory risk. In addition, certain regulations may require us to reduce retail prices, roaming prices or MTR and/or fixed-line termination rates, require us to offer access to our network to other operators, or result in the imposition of fines if we fail to fulfill our service commitments. In some of our countries of operation, we are required to obtain approval for offers and advertising campaigns, which can delay our marketing campaigns and require restructuring of business initiatives. We may also be required to obtain approvals for certain acquisitions, reorganizations or other transactions, and failure to obtain such approvals may impede or harm our business and our ability to adjust our operations or acquire or divest of businesses or assets. Laws and regulations in some jurisdictions oblige us to install surveillance, interception and data retention equipment to ensure that our networks are capable of allowing the government to monitor data and voice traffic on our networks. Violation of these laws by an operator may result in fines, suspension of activities or license revocation. The nature of our business also subjects us to certain regulations regarding open internet access or net neutrality.

Regulatory requirements and compliance with such regulations may be costly and involve a significant expenditure of resources, which could impact our business operations and may affect our financial performance. We face regulatory risks and costs in each of the markets in which we operate and may be subject to additional regulations in future. In particular, our ability to compete effectively in existing or new markets could be adversely affected if regulators decide to expand the restrictions and obligations to which we are subject, or extend such restrictions and obligations to new services and markets, or otherwise withdraw or adopt regulations, which may cause delays in implementing our strategies and business plans and create a more challenging operating environment. Furthermore, our ability to introduce new products and services may also be affected if we do not accurately predict how existing or future laws, regulations or policies would apply to such products and services, which could prevent us from realizing a return on our investment in their development. Any failure on our part to comply with existing or new laws and regulations can result in negative publicity, the risk of prosecution or the suspension or loss of our licenses, frequency allocations, authorizations or various permissions, diversion of management time and effort, increased competitive and pricing pressure on our operations, significant fines and liabilities, third party civil claims, and other penalties or otherwise harm our business, financial condition, results of operations, cash flows or prospects.

Violations of and changes to applicable sanctions and embargo laws, including export control restrictions, may harm our business.
Various governmental authorities have imposed significant penalties on companies that fail to comply with the requirements of applicable sanctions and embargo laws and regulations, as well as export control restrictions. Where applicable to our activities, we must comply with sanctions and embargo laws and regulations and export control restrictions of the United States, the United Nations, the European Union, the United Kingdom and the jurisdictions in which we operate, including those that have been imposed in response to the ongoing war between Russia and Ukraine. Sanctions and embargo and export control laws and regulations generally establish the scope of their own application, which arise for different reasons and can vary greatly by jurisdiction.

The scope of such laws and regulations may be expanded, sometimes without notice, in a manner that could materially adversely affect our business, financial condition, results of operations, cash flows or prospects. For example, in the United States, Congress enacted the Export Controls Act of 2018 (“ECA”) which aims to enhance protection of U.S. technology resources by imposing greater restrictions on the transfer to non-U.S. individuals and companies, particularly through exports to China, of certain key foundational and emerging technologies and cyber-security considered critical to U.S. national security. In recent years, the Department of Commerce has also broadened the scope of U.S. export controls measures to protect a wider range of national security interests, including telecommunications technology, against perceived challenges presented by China, and has introduced heightened export restrictions targeting parties identified as military end-users and military intelligence end-users, including parties in China. This has had an effect on our ability to procure certain supplies for our business and transact with certain business partners. In response to these developments, countries, such as China, have also adopted sanctions countermeasures that may impact our future ability to ensure our suppliers’ compliance with these laws.Until our delisting from MOEX is complete, our unsponsored listing on MOEX also exposes us to increased risk that designated individuals and entities may buy, sell or otherwise transact with VEON Ltd.’s shares, as certain brokers do not have policies against providing services to designated individuals or entities. In the event that such designated individuals or entities buy, sell or otherwise transact with VEON Ltd.’s shares, this could cause reputational harm to us, particularly if they were significant shareholders, and we would expect to be able to have limited ability to engage with any such shareholders. See —Market Risks— We have suffered reputational harm as a result of the ongoing war between Russia and Ukraine and the sanctions imposed for a discussion of how exposure to designated individuals at the shareholder level exposes us to risk.

Notwithstanding our policies and compliance controls, we may be found in the future to be in violation of applicable sanctions and embargo laws, particularly as the scope of such laws, including those recently imposed following the Russia-Ukraine war, may be unclear and subject to discretionary interpretations by regulators, which may change over time. If we fail to comply with applicable sanctions or embargo laws and regulations, we could suffer severe operational, financial or reputational consequences. Moreover, certain of our financing arrangements include representations and covenants requiring compliance with or limitation of activities under sanctions and embargo laws and regulations of certain additional jurisdictions, the breach of which may trigger defaults or cross-defaults of mandatory prepayment requirements in the event of a breach thereof. For a discussion of risks related to export and re-export restrictions, see—Operational Risks—We depend on third parties for certain services and equipment, infrastructure and other products important to our business.

We could be subject to tax claims and repeated tax audits that could harm our business.
Tax declarations together with related documentation are subject to review and investigation by a number of authorities in many of the jurisdictions in which we operate, which are empowered to impose fines and penalties on taxpayers. Tax audits may result in additional costs to our group if the relevant tax authorities conclude that an entity of our group did not satisfy their relevant tax obligations in any given year. Such audits may also impose additional burdens on us by diverting the attention of management resources.

Tax audits in the countries in which we operate are conducted regularly, but their outcomes may not be fair or predictable. In the past and currently, we have been subject to substantial claims by tax authorities in Egypt, Italy, Belgium, Pakistan, Bangladesh, Ukraine, Kazakhstan, Uzbekistan, and Kyrgyzstan. These claims have resulted, and future claims may result, in additional payments, including interest, fines and other penalties, to the tax authorities.

There can be no assurance that we will prevail in litigation with tax authorities and that the tax authorities will not claim the additional taxes, interest, fines and other penalties that are owed by us for prior or future tax years, or that the relevant governmental authorities will not decide to initiate a criminal investigation or prosecution, or expand existing criminal investigations or prosecutions, in connection with claims by tax inspectorates, including those relating to individual employees and for prior tax years. We have been the subject of repeated complex and thematic tax audits in Italy, Kyrgyzstan and Pakistan, which, in some instances, have resulted in payments made under protest pending legal challenges and/or to avoid the initiation or continuation of associated criminal proceedings. The outcome of these audits or the adverse or delayed resolution of other tax matters, including where the relevant tax authorities may conclude that we had significantly underpaid taxes relating to earlier periods, could harm our business, financial condition, results of operations, cash flows or prospects.

For more information regarding tax claims and tax provisions and liabilities and their effects on our financial statements, see Note 3 — —Income Taxes of our Unaudited Interim Condensed Consolidated Financial Statements.

Changes in tax treaties, laws, rules or interpretations could harm our business, and the unpredictable tax systems in the markets in which we operate give rise to significant uncertainties and risks that could complicate our tax and business decisions.
The introduction of new tax laws or the amendment of existing tax laws, such as those relating to transfer pricing rules or the deduction of interest expenses in the markets in which we operate, may also increase the risk of adjustments being made by the tax authorities and, as a result, could have a material adverse impact on our business, financial condition, results of operations, cash flows or prospects. For example, within the Organization for Economic Co-operation and Development (“OECD”) there is an initiative aimed at avoiding base erosion and profit shifting (“BEPS”) for tax purposes. This OECD BEPS project has resulted in further developments in other countries and in particular in the European Union.
For example, the Pillar Two legislation has been substantively enacted in certain jurisdictions where the Group operates. The legislation will be effective for the Group’s financial year beginning January 1, 2024. The Group is in scope of the enacted or substantively enacted legislation and has performed an assessment of the Group’s potential exposure to Pillar Two income taxes. It is based on the most recent tax filings, country-by-country reporting and financial statements for the constituent entities of the Group. Based on the assessment, the Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. However, there are a limited number of jurisdictions where the transitional safe harbor relief does not apply and the Pillar Two effective tax rate is close to 15%. The Group does not expect a material exposure to Pillar Two income taxes in those jurisdictions.

Our business decisions take into account certain taxation scenarios, which could be proven to be untrue in the event of adverse decisions by tax authorities or changes in tax treaties, laws, rules or interpretations. For example, we are vulnerable to changes in tax laws, regulations and interpretations in the Netherlands, our current resident state for tax purposes, and in our other countries of operation.
These considerations are compounded by the fact that the interpretation and enforcement of tax laws in the emerging markets in which we operate tend to be unpredictable and give rise to significant uncertainties, which could complicate our business decisions. Any additional tax liability imposed on us by tax authorities in this manner, as well as any unforeseen changes in applicable tax laws or changes in the tax authorities’ interpretations of the respective double tax treaties in effect, could harm our future results of operations, cash flows or the amounts of dividends available for distribution to shareholders in a particular period. Furthermore, we may be required to accrue substantial amounts for contingent tax liabilities and the amounts accrued for tax contingencies may not be sufficient to meet any liability we may ultimately face. From time to time, we may also identify tax contingencies for which we have not recorded an accrual. Such unaccrued tax contingencies could materialize and require us to pay additional amounts of tax.

The tax laws and regulations in our jurisdictions of operation are complex and subject to varying interpretations and degrees of enforcement, and we cannot be sure that our interpretations are accurate or that the responsible tax authority agrees with our views. If our tax positions are challenged by the tax authorities or if there are any unforeseen changes in applicable tax laws and interest, if applicable, we could incur additional tax liabilities, which could increase our costs of operations and harm our business, financial condition, results of operations, cash flows or prospects.

Laws restricting foreign investment could materially harm our business.
In recent years, an increasing number of jurisdictions have introduced rules restricting foreign investment or have strengthened existing rules, and our business could be materially harmed by such new or existing laws. For example, there is a law restricting foreign investment in Kazakhstan. The national security law of Kazakhstan states that a foreign company or individual cannot directly or indirectly own more than a 49% stake in an entity that carries out long-distance or international telecommunications or owns fixed communication lines, without the consent of the Ministry of Digital Development, Innovation and Aerospace Industry and national security authorities in Kazakhstan. While this regulation does not currently apply to KaR-Tel, our mobile telecommunications subsidiary in Kazakhstan, it does apply to TNS+ which specializes in internet access for telecom operators, organizing international communication channels, renting long-distance communication channels and transiting voice traffic. The existence of such laws that restrict foreign investment could hinder potential business combinations or transactions resulting in a change of control, or our ability to obtain financing from foreign investors should prior regulatory approval be refused, delayed or require foreign investors to comply with certain conditions, which could materially harm our business, financial condition, results of operations, cash flows or prospects.

New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.
As a telecommunications operator, with DFS, banking, digital content, digital health, adtech and other non-connectivity offerings, we are subject to a variety of national and local laws and regulations in the countries in which we do business. These laws and regulations apply to many aspects of our business. Violations of applicable laws or regulations could damage our reputation or result in regulatory or private actions with substantial penalties or damages, including the revocation of some of our licenses. In addition, any significant changes in such laws or regulations or their interpretation, or the introduction of higher standards, additional obligations or more stringent laws or regulations, including revision in regulations for license and frequency allocation and changes in foreign policy or trade restrictions and regulations (including in all respects in Ukraine as a consequence of the ongoing war between Russia and Ukraine) could have an adverse impact on our business, financial condition, results of operations, cash flows or prospects.

For example, in some of the markets in which we operate, SIM verification and re-verification initiatives have been implemented, which could result in the loss of some of our customer base in a particular market. In addition to customer losses, such requirements can result in claims from legitimate customers who are incorrectly blocked, fines, license suspensions and other liabilities for failure to comply with the requirements. To the extent re-verification and/or new verification requirements are imposed in the jurisdictions in which we operate, it could have an adverse impact on our business, financial condition, results of operations and prospects.
In addition, many jurisdictions in which we operate have seen the adoption of data localization and data protection laws that prohibit the collection and/or processing of certain personal data through servers located outside of the respective jurisdictions.

    In some jurisdictions in which we operate legislation is being implemented to extend data protection laws. For example, in Kazakhstan the government has commenced consultation on data protection measures to increase regulation over the recollection and processing of personal data, with the latest amendment that allows government authorities to inspect the practices of personal data operators being adopted in December 2023. In Pakistan, there is no specific statute in place to regulate the processing and transmitting of personal data and instead, relevant laws are scattered throughout various statutes, rules and regulations, with a bill regarding personal data protection in the consultation stages of Parliament. Should such bill be promulgated into official legislation, additional obligations could be placed on our data management operations in Pakistan.

We may not be able to detect and prevent fraud or other misconduct by our employees, joint venture partners, non-controlled subsidiaries, representatives, agents, suppliers, customers or other third parties.
We have in the past and may in the future be exposed to fraud or other misconduct committed by our employees, joint venture partners, non-controlled subsidiaries, representatives, agents, suppliers, customers or other third parties undertaking actions on our behalf that could subject us to litigation, financial losses and fines, penalties or criminal charges imposed by governmental authorities, and affect our reputation.

Such misconduct has in the past or may in the future include misappropriating funds, conducting transactions that are outside of authorized limits, engaging in misrepresentation or fraudulent, deceptive or otherwise improper activities, including activities in exchange for personal benefit or gain or activities that otherwise do not comply with applicable laws or our internal policies and procedures. The risk of fraud or other misconduct could increase as we expand certain areas of our business. See—Regulatory, Compliance and Legal Risks—Our DFS offerings may increase our exposure to fraud, money laundering, reputational and regulatory risk below for further discussion of this increased risk.

•In addition to any potential legal and financial liability, our reputation may also be adversely impacted by association, action or inaction that is either real or perceived by stakeholders or customers to be inappropriate or unethical. Reputational risk may arise in many different ways, including, but not limited to any real or perceived:

•failure to act in good faith and in accordance with our values, Code of Conduct, other policies, procedures, and internal standards;

•failure to comply with applicable laws or regulations or association, real or perceived, with illegal activity;

•failure in corporate governance, management or systems;

•association with controversial practices, customers, transactions, projects, countries or governments or other third parties;

•association with controversial business decisions, including but not limited to, those relating to existing or new products, delivery channels, promotions/advertising, acquisitions, representations, sourcing/supply chain relationships, locations, or treatment of financial transactions; or

•association with poor employment or human rights practices.

We regularly review and update our policies and procedures and internal controls, which are designed to provide reasonable assurance that we and our personnel comply with applicable laws and our internal policies. We have also issued a Business Partner Code of Conduct that we expect our representatives, agents, suppliers and other third parties to follow and conduct risk-based training for our personnel. However, there can be no assurance that such policies, procedures, internal controls and training will, at all times, prevent or detect misconduct and protect us from liability arising from actions of our employees, joint ventures partners, non-controlled subsidiaries, representatives, agents, suppliers, customers or other third parties.

We are subject to anti-corruption laws in multiple jurisdictions.
We operate in countries which pose elevated risks of corruption and are subject to a number of anti-corruption laws, including the U.S. Foreign Corrupt Practices Act (“FCPA”), the UK Bribery Act, the anti-corruption provisions of the Dutch Criminal Code in the Netherlands and local laws in the jurisdictions in which we operate. An investigation into allegations of non-compliance or a finding of non-compliance with anti-corruption laws or other laws governing the conduct of business may subject us to administrative and other financial costs, reputational damage, criminal or civil penalties or other remedial measures, which could harm our business, financial condition, results of operations, cash flows or prospects. Anti-corruption laws generally prohibit companies and their intermediaries from promising, offering or giving a financial or other things of value or advantage to someone for the purpose of improperly influencing a matter or obtaining or retaining business or rewarding improper conduct. The FCPA further requires issuers, including foreign issuers with securities registered on a U.S. stock exchange, to maintain accurate books and records and a system of sufficient internal controls. We regularly review and update our policies and procedures and internal controls to provide reasonable assurance that we and our personnel comply with the applicable anti-corruption laws, although we cannot guarantee that these efforts will be successful.

We maintain a Business Partner Code of Conduct and attempt to obtain assurances from distributors and other intermediaries, through contractual and other legal obligations, that they also will comply with anti-corruption laws applicable to them and to us. However, these efforts to secure legal commitments are not always successful. There are inherent limitations to the effectiveness of any policies, procedures and internal controls, including the possibility of human error and the circumvention or overriding of the policies, procedures and internal controls. There can be no assurance that such policies or procedures or internal controls will work effectively at all times or protect us against liability under anti-corruption or other laws for actions taken by our personnel, distributors and other intermediaries with respect to our business or any businesses that we may acquire. Our Business Partner Code of Conduct is available on our website at http://www.veon.com.

In addition, as previously disclosed, the Deferred Prosecution Agreement (“DPA”) that VEON entered into with the U.S. Department of Justice (“DOJ”) on February 18, 2016 has concluded and the criminal charges that had been deferred by the DPA have been dismissed. Since concluding the DPA, we have provided, and may in the future provide, updates on certain internal investigations related to potential misconduct to the U.S. authorities. In the event that any of these matters lead to governmental investigations or proceedings, it could lead to reputational harm and have an adverse impact on our business, financial condition, results of operations, cash flows or prospects.

Our DFS offerings may increase our exposure to fraud, money laundering, reputational and regulatory risk.
Our DFS offerings are subject to regulatory requirements which are different from the traditional regulatory requirements of a telecommunications business. They may involve cash handling or other value transfers, exposing us to the risk that our customers or business partners may engage in fraudulent activities, money laundering or terrorism financing. Violations of anti-money laundering and counter-terrorist financing laws, know-your-customer rules, and customer name screening and monitoring requirements or other regulations applicable to our DFS offering could result in legal and financial liability or reputational damage and harm our business, financial condition, results of operations, cash flows or prospects. The regulations governing these services are evolving and, as they develop, regulations could become more onerous, impose additional controls, reporting or disclosure obligations, or limit our flexibility to rapidly deploy new products, which may limit our ability to provide our services efficiently or in the way originally envisioned. In addition, as we seek to execute our “digital operator 1440” , we may seek to expand our DFS offerings, thereby increasing our exposure to such risks.

For example, Mobilink Bank in Pakistan carries on a microfinance banking business and provides certain DFS (some provided in conjunction with Jazz through JazzCash) and traditional banking services in Pakistan under a license that was granted by the State Bank of Pakistan and is subject to regulation by the State Bank of Pakistan. Such regulations and banking laws are subject to change from time to time, including with respect to capitalization requirements and we may be required to increase the capitalization of Mobilink Bank from time to time and may be required to inject funds to cover any losses that the bank suffers. Due to the deteriorating macroeconomic environment in Pakistan (which could adversely impact Mobilink Bank’s loan and deposit portfolio), coupled with a stress on capital adequacy ratio rate 16.2% as of December 31, 2023 and 15.58% as of June 30, 2024 as against regulatory requirement of 15%. Mobilink may face challenges in meeting its capital adequacy ratio in the coming months. Should Mobilink Bank fail to meet the required capital adequacy ratio, it may need to reduce or halt certain lending activities until it can meet its capital adequacy ratio requirement, which would result in a loss of revenue, and any failure to meet its capital adequacy ratio could lead to reputational damage to Mobilink Bank and loss of customer confidence in it. In addition, Mobilink Bank’s activities may expose us to a risk of liability under banking and financial services compliance laws, including, for example, anti-money laundering and counter-terrorist financing regulations.

    In addition, because our DFS offering requires us to process personal data (such as, consumer names, addresses, credit and debit card numbers and bank account details), we must comply with strict data protection and consumer protection laws. For more information on the risks associated with possible unauthorized disclosure of such personal data, see—Regulatory, Compliance and Legal Risks—We collect and process sensitive personal data, and are therefore subject to an increasing number of data privacy laws and regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations.
    Our DFS business also requires us to maintain availability of our systems and platforms, and failure to maintain agreed levels of service availability or to reliably process our customers’ transactions due to performance, administrative or technical issues, system interruptions or other failures could result in a loss of revenue, violation of certain local banking regulations, payment of contractual or consequential damages, reputational harm, additional operating expenses to remediate any failures, or exposure to other losses and liabilities.

We collect and process sensitive personal data, and are therefore subject to an increasing number of data privacy laws and regulations that may require us to incur substantial costs and implement certain changes to our business practices that may adversely affect our results of operations.
We are subject to various, and at times conflicting, data privacy laws and regulations that apply to the collection, use, storage, disclosure and security of personal data which is generally understood to be any data or information that identifies or may be used to identify an individual, including names and contact information, IP addresses, (e-mail) correspondence, call detail records and browsing history. Many countries have additional laws that regulate the processing, retention and use of communications data (including both content and metadata), as well as health data and certain other forms of personal data which have been designated as being particularly sensitive. These laws and regulations are subject to frequent revisions and differing interpretations and are, in certain jurisdictions, becoming more stringent over time.

In certain jurisdictions in which we operate, we are subject to other data protection laws and regulations that establish different categories of information such as state secrets and personal data of our customers, which have different registration and permitted disclosure rules and require different corresponding levels of protection and safeguards. In each case, we are required to implement the appropriate level of data protection measures and cooperate with government authorities with regards to law enforcement disclosures for state secrets and personal data of our customers. In our operating jurisdictions, new laws and regulations may be introduced subjecting us to more rigorous and stringent data protection or privacy requirements which may result in increased compliance costs and business risks or increased risk of liability and exposure to regulatory fines and sanctions. In addition, in the European Union, the General Data Protection Regulation (“GDPR”), has an extraterritorial effect further to Article 3(2) GDPR and may therefore apply outside of the European Union. The absence of an establishment in the European Union does not necessarily mean that processing activities by a data controller or processor established in a third country will be excluded from the scope of the GDPR. While the processing of personal data by a limited number of our entities, including our Amsterdam office and central operating entities within the European Union are subject to the EU GDPR, our operations in other markets, such as Ukraine, may also become subject to the GDPR considering the extraterritorial effect of this legislation. For example, if such operations involve the offering of goods or services to, or monitoring the behavior of, individuals in the European Union.

    Many of the jurisdictions in which we operate have laws that restrict cross border data transfers unless certain criteria are met and/or are developing or implementing data localization laws requiring that certain types of data be stored locally. These laws may restrict our flexibility to leverage our data and build new, or consolidate existing, technologies, databases and IT systems, limit our ability to use and share personal data, cause us to incur costs (including those related to storing data in multiple jurisdictions), require us to change our business practices in a manner adverse to our business or conflict with other laws to which we are subject, thereby exposing us to regulatory risk. The stringent cross-border transfer rules in certain jurisdictions may also prohibit us from disclosing data to foreign authorities upon their request, which may generate a scenario where it is not possible for us to comply with both laws. If so, in addition to the possibility of fines, this could result in an order requiring that we change our data practices, which could have an adverse effect on our business and results of operations.
Furthermore, the laws and regulations regarding data privacy may become more stringent over time. For example, the European Commission has also proposed a draft of the new ePrivacy Regulation on January 10, 2017, which was intended to replace the 2022/58 e-Privacy Directive. As of August 2024, the current draft of the ePrivacy Regulation is still going through the EU legislative process. When it comes into effect, it is expected to regulate the processing of electronic communications data carried out in connection with the provision and the use of publicly available electronic communications services to users in the European Union, regardless of whether the processing itself takes place in the European Union. Unlike the current ePrivacy Directive, the draft ePrivacy Regulation will likely apply to Over the Top (“OTT”) service providers as well as traditional telecommunications service providers (including the requirements on data retention and interception and changes to restrictions on the use of traffic and location data). Our entities established in the European Union, which process such electronic communications data are likely to be subject to this regime. The current draft of the ePrivacy Regulation also regulates the retention and interception of communications data as well as the use of location and traffic data for value added services, imposes stricter requirements on electronic marketing, and changes to the requirements for use of tracking technologies, such as cookies. This could broaden the exposure of our business lines based in the European Union to data protection liability, restrict our ability to leverage our data and increase the costs of running those businesses. The draft law also significantly increases penalties for non-compliance with fines of up to €20 million or 4% of a company’s global annual revenue, whichever is higher, for serious violations under the current draft.
Any failure or perceived failure by us to comply with privacy or security laws, policies, legal obligations or industry standards may result in governmental enforcement actions and investigations, blockage or limitation of our services, fines and penalties. In general, mobile operators are directly liable for actions of third parties to whom they forward personal data for processing. If the third parties we work with violate applicable laws, contractual obligations or suffer a security breach, such violations may also put us in breach of our obligations under privacy laws and regulations and/or could in turn harm our business. In addition, concerns regarding our practices with regard to the collection, use, disclosure or security of personal data or other privacy-related matters could result in negative publicity and have an adverse effect on our reputation. Violation of these data protection laws and regulations may lead to a seizure of our database and equipment, imposition of administrative sanctions (including in the form of fines, suspension of activities or revocation of license) or result in a ban on the processing of personal data, which, in turn, could lead to the inability to provide services to our customers. The occurrence of any of the aforementioned events, individually or in the aggregate, could harm our brand, business, financial condition, results of operations, cash flows or prospects.
We are, and may in the future be, involved in, associated with, or otherwise subject to legal liability in connection with disputes and litigation with regulators, competitors and third parties, which when concluded, could harm our business.
We are party to a number of lawsuits and other legal, regulatory or antitrust proceedings and commercial disputes, the final outcome of which are uncertain and inherently unpredictable. We may also be subject to claims concerning certain third-party products, services or content we provide by virtue of our involvement in marketing, branding, broadcasting or providing access to them, even if we do not ourselves host, operate, provide, or provide access to, these products, services or content. In addition, we currently host and provide a wide variety of services and products that enable users to engage in various online activities. The law relating to the liability of providers of these online services and products for the activities of their users is still unsettled in some jurisdictions. Claims may be threatened or brought against us for defamation, negligence, breaches of contract, copyright or trademark infringement, unfair competition, tort, including personal injury, fraud or other grounds based on the nature and content of information that we use and store. In addition, we may be subject to domestic or international actions alleging that certain content we have generated, user-generated content or third-party content that we have made available within our services violates applicable law.

Any such disputes or legal proceedings, whether with or without merit, could be expensive and time consuming, and could divert the attention of our senior management. Any adverse outcome in these or other proceedings, including any that may be asserted in the future, could harm our reputation and have an adverse impact on our business, financial condition, results of operations, cash flows or prospects. We cannot assure you what the ultimate outcome of any particular dispute or legal proceeding will be. For more information on current disputes, see Note 13—Risks, Commitments, Contingencies and Uncertainties to our Unaudited Interim Condensed Consolidated Financial Statements.

Our licenses are granted for specific periods and may be suspended, revoked or we may be unable to extend or replace these licenses upon expiration and we may be fined or penalized for alleged violations of law, regulations or license terms.
The success of our operations is dependent on the maintenance of our licenses to provide telecommunications services in the jurisdictions in which we operate. Most of our licenses are granted for specified terms, and there can be no assurance that any license will be renewed upon expiration. Some of our licenses will expire in the near term.
These licenses and the frameworks governing their renewals are subject to ongoing review by the relevant regulatory authorities. If renewed, our licenses may contain additional obligations, including payment obligations (which may involve a substantial renewal or extension fee), or may cover reduced service areas or scope of service. Furthermore, the governments in certain jurisdictions in which we operate may hold auctions (including auctions of spectrum for the 4G/LTE or more advanced services, such as 5G) in the future. If we are unable to maintain or obtain licenses for the provision of telecommunications services or more advanced services, or if our licenses are not renewed or are renewed on less favorable terms, our business and results of operations could be materially harmed. We are required to meet certain terms and conditions under our licenses (such as nationwide coverage, quality of service parameters and capital expenditure, including network build-out requirements), including meeting certain conditions established by the legislation regulating the communications industry. From time to time, we may be in breach of such terms and conditions. If we fail to comply with the conditions of our licenses or with the requirements established by the legislation regulating the communications industry, or if we do not obtain or comply with permits for the operation of our equipment, use of frequencies or additional licenses for broadcasting directly or through agreements with broadcasting companies, the applicable regulator could decide to levy fines, suspend, terminate or refuse to renew the license or permit. Such regulatory actions could adversely impact our ability to continue operating our business in the current or planned manner or to carry out divestitures in the relevant jurisdictions.

The occurrence of any of these events could materially harm our ability to build out our networks in accordance with our plans, our ability to retain and attract customers, our reputation and our business, financial condition, results of operations, cash flows or prospects. For a discussion of the risks related to operating in emerging markets, see —Market Risks—Investing in emerging markets, where our operations are located, is subject to greater risks than investing in more developed markets, including significant political, legal and economic risks.

It may not be possible for us to procure in a timely manner, or at all, the permissions and registrations required for our base stations.
Our mobile network is supported by numerous base station transmission systems. Given the multitude of regulations that govern such equipment and the various permits required to operate our base stations, it is frequently not possible for us to procure in a timely manner, or at all, the permissions and registrations required for our base stations, including construction permits and registration of our title to land plots underlying our base stations, or to amend or maintain the permissions in a timely manner when it is necessary to change the location or technical specifications of our base stations. For a discussion of the risks associated with the export controls that could impact our ability to update and maintain our equipment and infrastructure, see —Operational Risks—We depend on third parties for certain services and equipment, infrastructure and other products important to our business. As a result, there could be a number of base stations or other communications facilities and other aspects of our networks for which we are awaiting final permission to operate for indeterminate periods.

We also regularly receive notices from regulatory authorities in countries in which we operate, warning us that we are not in compliance with aspects of our licenses and permits and requiring us to cure the violations within a certain time period. In the past, we have closed base stations on several occasions in order to comply with regulations and notices from regulatory authorities. Any failure by our company to cure such violations could result in the applicable license being suspended and subsequently revoked through court action. Although we look to take all necessary steps to comply with any license violations within the stated time periods, including by switching off base stations that do not have all necessary permits until such permits are obtained, we cannot assure you that our licenses or permits will not be suspended or revoked in the future.

If we are found to operate telecommunications equipment without an applicable license or permit, we could experience a significant disruption in our service or network operation, which could harm our business, financial condition, results of operations, cash flows or prospects.

Our Egyptian holding company may expose us to legal and political risk and reputational harm.
Our subsidiary in Egypt, Global Telecom Holding S.A.E. (“GTH”), is an Egyptian private company and is subject to corresponding laws and regulations. Although GTH is no longer operating any business activities and GTH entered into a tax settlement agreement with the Egyptian tax authorities for certain historic periods, GTH may in the future be subject to further unmerited or unfounded tax claims for other tax periods under existing or new Egyptian tax law or upon winding up or liquidation. The winding up of GTH and its subsidiaries may take some time and may expose the Company to additional costs and expenses or liabilities. In particular, GTH still has a large number of private investors holding less than 0.5% of GTH’s share capital and they may subject VEON Ltd. or GTH to claims in the future and may delay the winding up or liquidation of GTH.

Regulatory developments and government action on climate change issues may drive medium-to-long term increases in our operational costs.
Our business operations and financial condition are subject to regulatory developments and government action on climate change. Governments across the world are responding to climate change by adopting ambitious climate policies as public awareness of and concern about climate change continues to grow. Government climate policies include the enactment of circular economy regulations, regulating greenhouse gas (“GHG”) emissions, carbon pricing and increasing energy and fuel costs. Increased fuel and energy prices and taxes and pricing of GHG emissions could make it more expensive for us to power our networks and operations, and may also result in VEON being subject to carbon emission taxation directly for our limited carbon emissions as a telecommunications operator, which would drive medium-to-long term increases in our operational costs. In addition, there are initial capital costs that we will have to incur as we transition towards the use of renewable energy across our operations.

There could also be increases in our operational costs due to changing levels of precipitation, increased severity and frequency of storms and other weather events, extreme temperatures and rising sea levels, which could cause potential damage to vital infrastructure and utilities. Increased risk of flooding to low-lying facilities and infrastructure due to longer-term increases in precipitation patterns could increase operating costs to maintain and/or repair facilities and network equipment. Decreased precipitation and rising and extreme temperatures could generate drought conditions that could create an increased burden to local power and water resources, which are required to operate our cooling infrastructure. In addition, these climate change impacts could also result in drops in productivity or increased operational costs for our suppliers, which in turn may be passed on to us, which could harm our business, financial condition, results of operations, cash flows or prospects.
General Risk Factors
If we fail to develop and maintain an effective system of internal controls covering financial reporting, we may be unable to accurately or timely report our financial results or prevent fraud, and investor confidence and the market price of our shares may be materially and adversely impacted.

Effective internal controls over financial reporting, together with adequate disclosure controls and procedures, are necessary for us to provide reliable financial reports and are designed to prevent fraud. The U.S. Public Company Accounting Oversight Board (“PCAOB”) audit of our consolidated financial statements for the year ended December 31, 2023 are not yet complete due to the challenges we faced in connection with the timely appointment of an independent external auditor that meets the requirements for a PCAOB audit following our exit from Russia. However, in connection with the PCAOB audit of our consolidated financial statements for the year ended December 31, 2022, management identified a material weakness in our internal controls over financial reporting.
As defined in the standards established by the PCAOB, a “material weakness” is a deficiency, or combination of deficiencies, in internal controls covering financial reporting, such that there is a reasonable possibility that a material misstatement of the financial statements will not be detected or prevented on a timely basis.

While management believes that the material weakness identified in connection with the PCAOB audit of our consolidated financial statements for the year ended December 31, 2022 has been remediated in the connection with the consolidated financial statements for the year ended December 31, 2023, the PCAOB audit in connection with our consolidated financial statements for the year ended December 31, 2023 has not yet been completed. As a public company, we are required at all times to maintain internal control over financial reporting, including adequate disclosure controls and procedures, and to report any material weaknesses in those internal controls. For example, we are required to perform system and process evaluation and testing of our internal control over financial reporting to allow our management to report on the effectiveness of our internal controls over financial reporting, as required by Section 404 of the Sarbanes-Oxley Act. If following the conclusion of the PCAOB audit exercises for the consolidated financial statements for the year ended December 31, 2023, we conclude that we have not been able to successfully remediate the identified material weakness, if we discover any additional material weaknesses or if we are otherwise unable to report financial statements accurately or in a timely manner, we would be required to continue disclosing any such material weaknesses in future filings with the SEC, which could adversely affect our business, investor confidence in the company and the market price of our ordinary shares and could subject us to litigation or regulatory enforcement actions. As a result, shareholders could lose confidence in our financial and other public reporting, which would harm our business and the market value of our ordinary shares.

We have measures in place to identify material weaknesses, and we will continue to take measures, to remediate control deficiencies.

However, the implementation of these measures may not fully address the material weakness in our internal controls covering financial reporting, and we cannot yet conclude that they have been fully remediated. Our failure to correct the material weakness or the failure to discover and address any other deficiencies could result in inaccuracies in our financial statements and impair our ability to comply with applicable financial reporting requirements and related regulatory filings on a timely basis.

Our business may be adversely impacted by work stoppages and other labor matters
Although we consider our relations with our employees to be generally good, there can be no assurance that our operations will not be impacted by unionization efforts, strikes or other types of labor disputes or disruptions. For instance, employee dissatisfaction or labor disputes could result from the implementation of cost savings initiatives or redundancies in our offices. We could also experience strikes or other labor disputes or disruptions in connection with social unrest or political events.

Work stoppages could also occur due to natural disasters, civil unrest (including potential dissatisfaction with regards to our response to the ongoing war between Russia and Ukraine) or security breaches/threats, such as due to the ongoing war between Russia and Ukraine, which would make access to work places and management of our systems difficult and may mean that we are not able to timely or cost effectively meet the demands of our customers. In Ukraine, we may experience work perturbation and deficiencies due to loss of key personnel to mobilization efforts in connection with the war and migration outside of Ukraine which may affect the quality of service delivery and timeliness of service restoration in connection with our Ukrainian operations. Furthermore, work stoppages or slow-downs experienced by our customers or suppliers could result in lower demand for our services and products. In the event that we, or one or more of our customers or suppliers, experience a labor dispute or disruption, it could result in increased costs, negative media attention and political controversy, which could harm our business, financial condition, results of operations, cash flows or prospects.
Adoption of new accounting standards and regulatory reviews could affect reported results and financial position.
Our accounting policies and methods are fundamental to how we record and report our financial condition and results of operations. Accounting standard-setting bodies, including the International Accounting Standards Board, may change accounting regulations that govern the preparation and presentation of our financial statements, and those who interpret the accounting standards, including the U.S. Securities and Exchange Commission (the “SEC”) and the Dutch Authority for the Financial Markets (the “AFM”) may amend or even reverse their previous interpretations or positions on how various accounting standards should be applied. Those changes may be difficult to predict and could have a significant impact on the way we account for certain operations and present our financial position and operating income. In some instances, a modified standard or interpretation thereof, an outcome from a unfavorable regulatory review relating to our financial reporting or new requirement may have to be implemented with retrospective effect, which requires us to restate or make other changes to our previously issued financial statements and other financial information issued and such circumstances may involve the identification of one or more significant deficiencies or material weaknesses in our internal control over financial reporting, or may otherwise impact how we prepare and report our financial statements, and may impact future financial covenants in our financing documents. For example, we were engaged in a comment letter process with the AFM regarding our financial statements as of and for the six and three-month periods ended June 30, 2020 in which the AFM indicated that our goodwill impairment tests may have been applied incorrectly and that an additional goodwill impairment charge may be necessary, which concluded in December 2021. While the outcome of this particular process did not require us to restate previously issued financial statements or result in other changes to our goodwill impairment testing being imposed, there can be no assurance that the AFM will not raise new comments on our financial statements in the future that will be resolved without adverse consequences.For more information on the impact of IFRS on our Unaudited Interim Consolidated Financial Statements and on the implementation of new standards and interpretations issued, see Note 15—Significant Accounting Policies to our Unaudited Interim Consolidated Financial Statements.
Risks Related to the Ownership of our ADSs
The price of our ADSs may be volatile, and holders of ADSs could incur substantial losses.

Volatility in the market price of our ADSs may prevent holders of our ADSs from selling their ADSs at or above the price at which they purchased our ADSs. The trading price for our ADSs may be subject to wide price fluctuations in response to many factors, including:

•adverse geopolitical and macroeconomic developments, including those caused by the ongoing war between Russia and Ukraine;

•involuntary deconsolidation of our operations in Ukraine;

•breach or default of the covenants in our financing agreements;

•the success of competitive products or technologies;

•the issuance of new shares or sales of shares by major shareholders or the perception that such issuances or sales could occur;

•regulatory developments in the foreign countries in which we operate;

•developments or disputes concerning licenses or other proprietary rights;

•the recruitment or departure of key personnel;

•quarterly or annual variations in our financial results or those of companies that are perceived to be similar to us;

•market conditions in the industries in which we compete and issuance of new or changed securities analysts’ reports or recommendations;

•the failure of securities analysts to cover our shares or changes in financial estimates by analysts;

•any ratings downgrades;

•the inability to comply with, or notices of non-compliance with, certain NASDAQ listing rules;
•investor perception of our company and of the industry in which we compete, as well as of the countries in which we operate; and

•other general economic, political and market conditions.

These and other factors, including the other factors listed in this Annex—Risk Factors might cause the market price of our ADSs to fluctuate substantially, which might limit or prevent holders of our ADSs from readily selling their ADSs and may otherwise negatively affect the liquidity of our ADSs. In addition, in recent years, the stock market has experienced extreme volatility that has often been unrelated to the operating performance of particular companies, including at the outset of the COVID-19 pandemic and in connection with the ongoing war between Russia and Ukraine.

Various factors may hinder the declaration and payment of dividends.
The payment of dividends is subject to the discretion of our board and VEON Ltd.’s assets consist primarily of investments in its operating subsidiaries. For the years ended December 31, 2023, 2022 and 2021, we did not pay a dividend. Various factors may cause our board to determine not to pay dividends or not to increase dividends. Such factors include our financial condition and prospects, our earnings, shareholders equity and equity free cash flow, the movement of the U.S. dollar against our local currencies, such as the Pakistani rupee and the Ukrainian hryvnia, our leverage, our capital requirements, contractual and currency restrictions, the economic outlook of markets in which we operate, legal proceedings and other such factors as our board may consider relevant. For more information on our policy regarding dividends, see Note 11—Dividends Paid and Proposed and —Operational Risks—As a holding company with a number or operating subsidiaries, we depend on the performance of our subsidiaries and their ability to pay dividends or make other transfers to VEON Ltd., as well as the ability to make certain intercompany payments and transfers.

Holders of our ADSs may not receive distributions on our common shares or any value for them if it is illegal or impractical to make them available to them.
The depositary of our ADSs has agreed to pay holders of our ADSs the cash dividends or other distributions it or the custodian for our ADSs receive on our common shares (or other deposited securities) after deducting its fees and expenses. Holders of our ADSs will receive these distributions in proportion to the number of our common shares that their ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs, if such distribution consists of securities that require registration under the Securities Act but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit the distribution of our ADSs, common shares, rights or anything else to holders of our ADSs. This means that holders of our ADSs may not receive the distributions we make on our common shares or any value for them if it is illegal or impractical for the depositary to make them available, including in the case of sanctioned holders. These restrictions may materially reduce the value of the ADSs.

Our ADSs and common shares represented by ADSs trade on more than one market and this may result in reduced liquidity, increased volatility and price variations between such markets.
On August 1, 2024, we announced our intention to voluntarily delist from Euronext Amsterdam in the fourth quarter of 2024. However, presently, our ADSs trade on NASDAQ and our common shares continue to trade on Euronext Amsterdam. We also have unsponsored common shares trading on the Moscow Exchange (the “MOEX”), over which we have limited visibility and which is subject to a delisting process by MOEX. On March 8, 2023, we changed the ratio in the Company’s ADR program, comprising a change in the ratio of American Depositary Shares (the “ADSs”) to VEON common shares (the “Shares”) from one ADS representing one Share, to one ADS representing 25 Shares (the “Ratio Change”). Trading in our securities occurs on different markets, in different currencies (U.S. dollars on NASDAQ and euro on Euronext Amsterdam), at a different ratio (since March 8, 2023) and at different times as a result of different time zones, trading days and public holidays in the United States and the Netherlands. The trading prices of our securities on these markets may differ due to these and other factors, including the inability of market participants to take advantage of arbitrage opportunities and price differentials arising between the trading venues.

The liquidity in our securities may be limited. Listing of our ADSs and common shares on multiple trading venues and convertibility of our ADSs into common shares may further contribute to the split of liquidity between NASDAQ, Euronext Amsterdam and any other venues where our securities may be admitted to trading. This may impair your ability to sell your ADSs at the time you wish to sell them or at a price that you consider reasonable. Furthermore, any decrease in the trading price of our ADSs or Shares on one of these markets could cause a decrease in the trading price of our securities on the other markets. While our securities are fungible between the markets or can be made fungible via deposit and cancellation procedures as set out in the deposit agreement, our depositary has in the past and could in the future restrict the conversion of our Shares into ADSs (or vice versa) on the basis of sanction restrictions or due to other restrictions.
VEON Ltd. is a Bermuda incorporated exempt company that, while headquartered in the Netherlands with its principal place of business in Amsterdam, is governed by Bermuda law, which may affect your rights as a shareholder or holder of ADSs, including your ability to enforce civil liabilities under U.S. securities laws.
VEON Ltd. is a Bermuda incorporated exempted company. As a result, the rights of VEON Ltd.’s shareholders are governed by Bermuda law and by its bye-laws. The rights of shareholders under Bermuda law may differ from the rights of shareholders of companies incorporated in other jurisdictions. In addition, holders of ADSs do not have the same rights under Bermuda law and VEON Ltd.’s bye-laws as registered holders of VEON Ltd.’s common shares. As substantially all of our assets are located outside the United States, it may be difficult for investors to enforce in the United States judgments obtained in U.S. courts against VEON Ltd. or its directors and executive officers based on civil liability provisions of the U.S. securities laws. Uncertainty exists as to whether courts in Bermuda will enforce judgments obtained in other jurisdictions, such as the United States and the Netherlands, under the securities laws of those jurisdictions, or entertain actions in Bermuda under the securities laws of other jurisdictions.

As a foreign private issuer within the meaning of the rules of NASDAQ, we are subject to different NASDAQ governance standards than domestic U.S. issuers, which may afford less protection to holders of our ADSs.
As a Bermuda incorporated exempt company with ADSs listed on the NASDAQ Capital Market, we are permitted to follow “home country practice” in lieu of certain corporate governance provisions under the NASDAQ listing rules that are applicable to a U.S. company. Accordingly, VEON’s shareholders do not have the same protections as are afforded to shareholders of companies that are subject to all of NASDAQ’s corporate governance requirements. Certain corporate governance practices in Bermuda, may differ significantly from the NASDAQ corporate governance listing standards. For more information on the significant differences between our corporate governance practices and those followed by U.S. companies under the NASDAQ listing rules, see Item 16 6.G—

Corporate Governance of our 2022 Annual Report and once available, Item 16.G—Corporate Governance of our 2023 Annual Report.
Holders of ADSs may be restricted in their ability to exercise voting rights and the information provided with respect to shareholder meetings.
Holders of ADSs generally have the right under the deposit agreement to instruct the depositary to exercise the voting rights for the equity shares represented by such holders’ ADSs. At our request, the depositary will mail to holders any notice of shareholders’ meeting received from us together with information explaining how to instruct the depositary to exercise the voting rights of the common shares represented by ADSs. If the depositary timely receives voting instructions from a holder of ADSs, it will endeavor to vote the securities represented by the holder’s ADSs in accordance with such voting instructions. However, the ability of the depositary to carry out voting instructions may be limited by practical and legal limitations and the terms of the common shares on deposit. We cannot assure you that you will receive voting materials in time to enable you to return voting instructions to the depositary in a timely manner.
We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.
    We are a “foreign private issuer,” as such term is defined in Rule 405 under the Securities Act, and therefore, we are not required to comply with all the periodic disclosure and current reporting requirements of the Exchange Act and related rules and regulations.
The rules governing the information that foreign private issuers are required to disclose differ from those governing U.S. corporations pursuant to the Exchange Act. Although we currently report periodic financial results and certain material events, we are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four business days of their occurrence. In addition, we are exempt from the SEC’s proxy rules and proxy statements that we distribute are not subject to review by the SEC and Section 16 of the Exchange Act regarding sales of our shares by insiders.

In the future, we could cease to be considered a foreign private issuer if a majority of our outstanding voting securities are directly or indirectly held of record by U.S. residents and a majority of our directors or management are U.S. citizens or residents. Based on a review of our register of members maintained in Bermuda, as of June 30, 2024, a total of 1,038,276,403 common shares representing approximately 56.15% of VEON Ltd.’s issued and outstanding shares were held of record by BNY (Nominees) Limited in the United Kingdom as custodian of The Bank of New York Mellon for the purposes of our ADS program, a total of 538,808,802 common shares representing approximately 29.14% of VEON Ltd.’s issued and outstanding shares were held of record by Nederlands Centraal Instituut Voor Giraal Effectenverkeer B.V. for the purposes of our common shares listed and tradable on Euronext Amsterdam, and a total of 190,000,000 common shares representing approximately 10.27% of VEON Ltd.’s issued and outstanding shares were held of record by L1T VIP Holdings S.a.r.l. As of June 30, 2024, 33 record holders of VEON Ltd.’s ADRs, holding an aggregate of 183,934,900 common shares (representing approximately 9.95% of VEON Ltd.’s issued and outstanding shares), were listed as having addresses in the United States. As of June 30, 2024, less than a majority of our directors and management are U.S. citizens or residents. In the event that we lose our foreign private issuer status, the regulatory and compliance costs to us under U.S. securities laws as a U.S. domestic issuer may be significantly higher than costs we incur as a foreign private issuer.